Form 20-F
period 2001-12-31
HEAD HOLDING UNTERNEHMENSBETEILIGUNG GMBH
filed 2002-05-16
CIK 1094976

As filed with the Securities and Exchange Commission on May 16, 2002


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                 ---------------

                                    FORM 20-F
                                 ---------------

        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                       Head Holding Unternehmensbeteiligung GmbH
             (Exact Name of Registrant as Specified in its Charter)

                                     Austria
                 (Jurisdiction of Incorporation or Organization)
                                  Tyroliaplatz
                                A-2320 Schwechat
                                    Austria

                    (Address of Principal Executive Offices)
                                 ---------------

               Securities registered or to be registered pursuant
                        to Section 12(b) of the Act: None

                                 ---------------

              Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: None
                                 ---------------

        Securities for which there is a reporting obligation pursuant to
             Section 15(d) of the Act: 10 3/4% Senior Notes due 2006
                                 ---------------

 Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                    Yes X No

    Indicate by check mark which financial statement item the registrant has elected to follow.
                                Item 17 Item 18 X

                                TABLE OF CONTENTS

NOTICE OF SUSPENSION OF DUTY TO FILE REPORTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS............................1
   ITEM 1:   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........2
   ITEM 2:   OFFER STATISTICS AND EXPECTED TIMETABLE.........................2
   ITEM 3:   KEY INFORMATION.................................................2
     3.A.    Selected Financial Data.........................................2
     3.B.    Capitalization and Indebtedness.................................4
     3.C.    Reasons for the Offer and Use of Proceeds.......................4
     3.D.    Risk Factors....................................................4
   ITEM 4:   INFORMATION ON THE COMPANY......................................7
     4.A.    History and Development of the Company..........................7
     4.B.    Business Overview...............................................7
     4.C.    Organizational Structure.......................................20
     4.D.    Property, Plants and Equipment.................................21
   ITEM 5:   OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................22
     5.A.    Operating Results..............................................22
     5.B.    Liquidity and Capital Resources................................28
     5.C.    Research and Development, Patents and Licenses.................30
     5.D.    Trend Information..............................................30
   ITEM 6:   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................31
     6.A.    Directors and Senior Management................................31
     6.B.    Compensation...................................................33
     6.C.    Board Practices................................................33
     6.D.    Employees......................................................33
     6.E.    Share Ownership................................................34
   ITEM 7:   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............35
   ITEM 8:   FINANCIAL INFORMATION..........................................36
     8.A.    Consolidated Statements and Other Financial Information........36
   ITEM 9:   THE OFFER AND LISTING..........................................36
     9.A.    Offer and Listing Details......................................36
     9.B.    Plan of Distribution...........................................37
     9.C.    Markets........................................................37
     9.D.    Selling Shareholders...........................................37
     9.E.    Dilution.......................................................37
     9.F.    Expenses of the Issue..........................................37
   ITEM 10:  ADDITIONAL INFORMATION.........................................37
     10.A.   Share Capital..................................................37
     10.B.   Memorandum and Articles of Association.........................37
     10.C.   Material Contracts.............................................41
     10.D.   Exchange Controls..............................................41
     10.E.   Taxation.......................................................41
     10.F.   Dividends and Paying Agents....................................47
     10.G.   Statement by Experts...........................................47
     10.H.   Documents on Display...........................................47
     10.I.   Subsidiary Information.........................................47
   ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....48
   ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........49
   ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................49
   ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
              AND USE OF PROCEEDS...........................................49
   ITEM 15:  [RESERVED].....................................................49
   ITEM 16:  [RESERVED].....................................................49
   ITEM 17:  FINANCIAL STATEMENTS...........................................49
   ITEM 18:  FINANCIAL STATEMENTS...........................................49
   ITEM 19:  EXHIBITS.......................................................50
   EXHIBIT INDEX
   RECONCILIATION BETWEEN HEAD N.V. AND
           HEAD HOLDING UNTERNEHMENSBETEILIGUNG GMBH

                  NOTICE OF SUSPENSION OF DUTY TO FILE REPORTS

General

         On January 31, 2002 Head Holding Unternehmensbeteiligung GmbH ("Head Holding") filed a Certification and Notice of Suspension of Duty to File Reports under Sections 13 and 15(d) of the U.S. Securities and Exchange Act of 1934 (the "Exchange Act") with the U.S. Securities and Exchange Commission (the "Commission"). This notice was filed in order to inform the Commission that Head Holding's duty under Section 15(d) of the Exchange Act to file reports required by section 13(a) of the Exchange Act was suspended pursuant to Rule 12h-3(b)(2)(i) of the Exchange Act. Under Rule 12h-3(b)(2)(i), Head Holding was eligible to suspend its obligations to file the reports described above as its 10 3/4% Senior Notes due 2006 were held by less than 300 persons resident in the United States on the first day of Head Holding's fiscal year ending December 31, 2002. This suspension will be discontinued if Head Holding's 10 3/4% Senior Notes due 2006 are held by more than 300 persons resident in the United States on the first day of any subsequent fiscal year of Head Holding.

Subsequent Information regarding Head Holding to be filed under Head N.V.

         As a result of the suspension of duty to file reports described above, Head Holding is not required, among other things, to file an annual report on Form 20-F for its fiscal year ended December 31, 2001. This annual report on Form 20-F of Head Holding for the fiscal year ended December 31, 2001 is being filed solely for the purposes of complying with the provisions of the indenture governing Head Holding's 10 3/4% Senior Notes, and to inform holders of the 10 3/4% Senior Notes that Head Holding will file reports with the Commission along with and under those for Head N.V. for so long as the suspension described above is in force in order to comply with the provisions of the indenture governing the 10 3/4% Senior Notes. Such holders will therefore only be able to obtain information regarding Head Holding from the Commission during the period such suspension is in effect by referring to reports filed by Head N.V.

About Head N.V.

           Head N.V. is a reporting company under the Securities and Exchange Act of 1934 and is the parent holding company owner of all of Head Holding's common stock. Unless otherwise stated, information in the annual report on Form 20-F is given in respect of Head N.V. and its subsidiaries, as described below. A reconciliation of certain financial statement items of Head N.V. presented herein to those of Head Holding is given at this end of this report.


                        X X X X X X X X X X X X X X X X X


         In this annual report, references to "the Company", "we", "us" or "our" are to Head N.V. and its subsidiaries, references to "Head Holding" are to Head N.V.'s intermediate holding company, Head Holding Unternehmensbeteiligung GmbH and its predecessor company and references to "HTM" are to Head N.V.'s primary operating subsidiary HTM Sport-und Freizeitgerate AG.

     "Head", "Head Titanium Tennis", "Head Intelligence", "Head Intellifiber", "Tyrolia", "Penn", "Mares", "Dacor", "San Marco", "Cyber", "Munari", "Contour Tech", "Sporasub", "Blax" and "Generics" are our trademarks. All other trademarks, service marks or brand names appearing in this annual report are the property of their respective holders.

                        X X X X X X X X X X X X X X X X X

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following:

o     competitive pressures and trends in the sporting goods industry;

o     our ability to introduce new and innovative products;

o cyclicality and economic condition of and anticipated trends in the industries we currently serve;

o     our ability to acquire and integrate businesses;

o     our ability to fund our future capital needs and

o     general economic conditions.

     Actual results and events could differ materially from those contemplated by these forward-looking statements as a result of factors ("cautionary statements") such as those described above and in "Risk Factors." In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

                        X X X X X X X X X X X X X X X X X

ITEM 1:      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

             Not applicable.

ITEM 2:      OFFER STATISTICS AND EXPECTED TIMETABLE

             Not applicable.

ITEM 3:      KEY INFORMATION

3.A.         Selected Financial Data

     The following table provides our selected consolidated financial data for the periods indicated. The historical financial data for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 have been derived from our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by PricewaterhouseCoopers, our independent accountants. Historical results are not necessarily indicative of the results that may be expected for any future period.

     In October 2000, London Films was distributed to Head Sports Holdings N.V., our controlling shareholder, an entity that is ultimately beneficially owned by Johan Eliasch and his family members. As a result, prior years' financial statements have been restated to present London Films as a discontinued operation.

     The selected financial data should be read in conjunction with our historical consolidated financial statements, the notes thereto and "Item 5-- Operating and Financial Review and Prospects" included elsewhere in this annual report.

                                                                                     Year Ended December 31,
                                                                -------------------------------------------------------------------
                                                                     1997          1998         1999           2000         2001
                                                                ----------------------------------------- -------------------------
                                                                              (in thousands, except per share data)

Statement of Operations Data:
Total revenues............................................      $  286,945    $ 304,504    $  388,755     $ 398,639    $ 392,021
Cost of sales.............................................         178,175      180,894       228,453       227,442      233,971
                                                                -----------   ----------   -----------    ---------    ---------
Gross profit..............................................         108,770      123,610       160,302       171,197      158,050
Selling and marketing expense.............................          73,902       75,551        95,906        97,743      102,094
General and administrative expense (excluding non-cash
  compensation expense and restructuring charge)..........          30,074       29,911        36,910        33,488       33,972
Non-cash compensation expense.............................               -           21           548         1,378        2,025
Employee termination and other related costs..............               -            -         1,691             -          838
                                                                -----------   ----------   -----------    ----------   ---------
Operating income..........................................           4,794       18,127        25,246        38,588       19,121
Interest expense(1).......................................         (16,455)     (10,573)      (14,092)      (18,642)     (11,275)
Interest income...........................................           3,138        1,349           947         1,118          892
Foreign exchange gain (loss)..............................             (73)      (2,279)        4,574         7,502        5,828
Other income (expense), net...............................             216          459         1,899        (4,181)           7
Minority interests in earnings of subsidiaries............              38            2             -             -            -
                                                                ----------    ----------   -----------    ----------   ---------
Income (loss) from continuing operations before income taxes
and extraordinary items...................................          (8,342)       7,084        18,574        24,386       14,573
Income tax benefit (expense)(2)...........................            (360)      (1,812)       35,887         1,934       (4,032)
Share of loss from equity investment......................               -            -             -             -       (1,117)
                                                                -----------   ----------   -----------    ----------   ----------
Income (loss) from continuing operations before extraordinary       (8,702)       5,273        54,463        26,321       9, 424
items.....................................................
Income (loss) from discontinued operations................            (298)         243           (60)         (644)           -
Extraordinary gain(3).....................................               -       58,203              -        2,104            -
                                                                -----------   ----------   -----------    ----------   ---------
Net income (loss).........................................      $   (9,000)   $  63,718    $   54,403     $  27,781    $   9,424
                                                                ===========   ==========   ===========    ==========   =========
Earnings per share--  basic(4)
  Income (loss) from continuing operations before               $    (0.44)   $    0.26    $     2.46     $    0.94    $     0.25
extraordinary items.......................................
  Net income (loss).......................................      $    (0.45)   $    3.19    $     2.46     $    0.99    $     0.25
Earnings per share--  diluted(4)
  Income (loss) from continuing operations before                        -         0.26    $     2.23     $    0.86    $     0.24
extraordinary items.......................................
  Net income (loss).......................................               -         3.19    $     2.23     $    0.91    $     0.24
Weighted average shares outstanding(4)
  Basic...................................................          20,000       20,000        22,132        28,071       38,083
  Diluted.................................................               -       20,232        24,370        30,679       39,816

Other Financial Data:
Cash provided by operating activities.....................      $   27,650    $  13,531    $   28,444     $   6,452    $  35,921
Cash used for investing activities........................      $   (9,346)   $ (17,824)   $  (57,517)    $ (17,178)   $ (19,913)
Cash provided by financing activities.....................      $  (11,393)   $ (27,432)   $   43,066     $  20,073    $     393


                                                                                        As of December 31,
                                                                --------------------------------------------------------------------
                                                                   1997           1998         1999          2000          2001
                                                                ----------    --------     --------      --------      --------
Balance Sheet Data:
Cash(5)...................................................      $  45,288       $ 12,860     $ 23,624      $ 15,848      $ 22,128
Working capital(6)........................................      $ (61,599)      $ 29,351     $ 73,432      $151,241      $137,654
Total assets..............................................      $ 330,099       $344,618     $434,660      $434,304      $416,519
Total debt(7).............................................      $ 268,730       $199,335     $240,108      $114,819      $122,966
Capital stock(8)                                                $   1,010       $     53     $     64      $  7,067      $  7,067
Total stockholders' equity(9).............................      $ (25,888)      $ 38,816     $ 82,547      $229,988      $212,539


----------
(1) Interest expense for the years ended December 31, 1998, 1999 and 2000 exclude capitalized future interest payments as required by SFAS No.
      15. See "Item 5: Operating and Financial Review and Prospects-- Liquidity and Capital Resources-- Treatment of Bank Waivers Under SFAS No. 15."
(2) Includes for the year ended December 31, 1999 a non-cash deferred income tax benefit of $38.8 million resulting from the release of a substantial portion of a valuation allowance relating to operating loss carry forwards.
(3) Includes for the year ended December 31, 1998 a gain of approximately $58.2 million as a result of the application of SFAS No. 15. See "Item 5:
      Operating and Financial Review and Prospects-- Liquidity and Capital Resources-- Treatment of Bank Waivers Under SFAS No. 15."
(4) Earnings per share and weighted average shares outstanding represent our historical amounts as adjusted to reflect the two for one split of our outstanding ordinary shares upon the closing of the public offering in September 2000. Earnings per share and weighted average shares outstanding on a diluted basis give effect to all outstanding options and warrants calculated under the treasury stock method. Options and warrants have been excluded from the diluted earnings per share calculation for the year ended December 31, 1997 and options granted under the 2001 stock option plan have been excluded from the diluted earnings per share calculation for the year ended December 31, 2001, because their effect would be anti-dilutive.
(5) Cash includes cash and cash equivalents and in 1997, 1998 and 1999 restricted cash of $7.9 million, $4.5 million and $5.7 million, respectively.
(6) Working capital is computed as current assets, excluding restricted cash, less current liabilities.
(7) Total debt excludes capitalized future interest payments which is required by SFAS No. 15. See "Item 5: Operating and Financial
      Review and Prospects -- Liquidity and Capital Resources -- Treatment of Bank Waivers Under SFAS No. 15." These amounts are $8.0 million and $6.3 million respectively, as of December 31, 1998 and December 31, 1999. Due to the repayment of the restructured debt in the fourth quarter of 2000, all capitalized future interest payments have been released.
(8) In 1997, $1.0 million was transferred from capital stock to additional paid-in capital. In 1999 due to the conversion to a par value from NLG
      0.01 to (euro)0.20, $4.4 million was transferred from additional paid-in capital to capital stock.
(9) In 2000, a dividend of (euro)16.1 million (approximately $15.7 million) was paid to the Company's sole then shareholder. In 2001, the Company paid dividend of (euro)0.28 (approximately $0.25) per share to its a shareholders.


Exchange Rates

     In this report, references to "U.S. dollars", "dollars" or "$" are to United States dollars; references to "schillings" or "ATS" are to Austrian schillings and "euro" or "(euro)" means the common currency for eleven member states of the European Monetary Union. We have rounded percentages and some amounts contained herein for ease of presentation, and sometimes amounts may not add due to this rounding. We have presented most amounts in U.S. dollars. In some cases, this report contains translations of schilling amounts into U.S. dollars at specified rates solely for the convenience of the reader. You should not construe these translations as representations that the schilling amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

     On January 1, 1999, 11 of the 15 member countries of the European Union introduced the euro as their official currency and established fixed conversion rates between the current currencies of each participating country and the euro. The Austrian schilling has a fixed value relative to the euro of ATS 13.7603, but as of February 28, 2002, may no longer be used for payments in Austria.

     Unless otherwise indicated, U.S. dollar amounts have been translated from schillings, and euro amounts have been converted to U.S. dollars, based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001. On December 31, 2001, the noon buying rate was (euro) 1.1235 = $1 which translates to ATS 15.4597 = $1. This rate may differ from the rates used in the preparation of the Consolidated Financial Statements. We make no representation that euro or schilling have been, could have been or could be converted into dollars at the rates indicated.

     The table below shows, for the periods and dates indicated, information concerning the noon buying rate for Austrian schillings for the years 1997 to 1998 expressed in schillings per dollar, and as of 1999, euros expressed in euro per U.S. dollar. On March 30, 2002, the noon buying rate translated to (euro)
1.1472 = $1.

                                                                Year Ended December 31,
                                                                -----------------------
                                            1997         1998           1999          2000            2001
                                            ----         ----           ----          ----            ----
                                        (ATS per one U.S. dollar)           (euros per one U.S. dollar)

 High                                      13.233       13.039         0.9984        1.2092          1.1947
 Low                                       10.840       11.323         0.8466        0.9657          1.0488
 Average(1)                                12.239       12.368         0.9445        1.0861          1.1135
 Rate at end of period                     12.634       11.720         0.9930        1.0652          1.1235



     The table below shows the noon buying rate for the six prior months expressed in euro per one U.S. dollar:

              October   November   December     January    February     March
               2001       2001       2001        2002        2002       2002
               ----       ----       ----        ----        ----       ----
                                 (euros per one U.S. dollar)

High          1.1245     1.1403     1.1399      1.1636      1.1610      1.1558
Low           1.0892     1.1057     1.1057      1.1073      1.1392      1.1317
----------

(1) The average of the noon buying rate on the last day of each month during the applicable period.


3.B.  Capitalization and Indebtedness

      Not applicable.

3.C.  Reasons for the Offer and Use of Proceeds

      Not applicable.

3.D.  Risk Factors

The sporting goods industry is highly competitive and our success depends upon our ability to respond quickly to changes in consumer preferences

       The sporting goods industry is very competitive and involves many regional, national and international companies, some of which have achieved substantial market share. We compete primarily on the basis of product features, brand recognition, quality and price, and the failure to remain competitive could adversely affect our results of operations and financial condition. Some of these competitors offer types of sports products that we do not sell and some of our competitors are larger and have substantially greater financial and other resources than us.

       Our success also depends partly on our ability to anticipate and respond quickly to changing merchandise trends and consumer preferences. Any failure to so respond could adversely affect consumer acceptance of our brand names, product lines and business.

Our failure to introduce innovative products to the market could adversely affect our margins

     Our success is dependent in part on our introduction of innovative products that represent an improvement over existing products that we or other manufacturers offer. We believe that our future growth and success will depend significantly on our continued ability to identify, develop, introduce and market innovative sports products such as carving skis and ski equipment, our Head Titanium Tennis and Head Intelligence Tennis series of tennis racquets and our Mares and Dacor lines of diving equipment, although we cannot assure you of our ability to do so. Our operating results may fluctuate as a result of the amount, timing and market acceptance of new products that we or our competitors introduce. In addition, our failure to introduce new, innovative products will adversely affect our margins because margins on the sales of sports products tend to decline over time with the entry of competitive products into existing markets.

Negative trends in the economy and other events beyond our control could cause a decline in demand for our products

     We and the sporting goods industry in general are dependent on the economies in which we sell our products and levels of consumer spending. Economic conditions affect not only the ultimate consumer, but also retailers, which are our primary customers. As a result, our results may be adversely affected by downward trends in the economies in which we sell our products, such as the recession in Japan during the 1990's, or the occurrence of events that adversely affect economies, such as the September 11th attacks on the United States, both of which reduce discretionary consumer spending. We cannot assure you that any prolonged economic downturn would not adversely affect us. In addition, a decline in the size of the market for sports products from which we derive sales, whether from a decrease in the popularity of particular products or adverse weather conditions, such as lack of snowfall, could cause a decline in sales.

Our strategy to expand our business and increase revenue through acquisitions could be limited by various internal and external factors

     We intend to supplement growth by selectively acquiring sporting goods companies. We cannot predict whether we will be successful in pursuing our acquisition strategy because that strategy is subject to a number of risks, including:

        o we may have difficulty identifying suitable acquisition targets and integrating the operations, systems and management of any acquired companies;

        o our acquisition strategy may divert management's attention from other business concerns;

        o we may be unable to maintain uniform standards, controls, procedures and policies;

        o we may enter markets where we have little or no prior experience;

        o       we may lose key employees of acquired companies;

        o we may be required to raise additional financing and our ability to do so is limited, including by the terms of our debt instruments; and

        o if we sell additional shares in the future to finance an acquisition, the trading price of our ordinary shares may be affected.

     We have in the past reviewed, and continue to review, acquisition opportunities, which, if consummated, may impact our operations and financial condition and significantly increase the amount of our debt. We are not currently party to any agreement in this regard and no assurance can be given that we will succeed in consummating any acquisitions or as to the financial, operating or other effect on us of any such acquisition.

Our failure to upgrade our resources, systems and controls could adversely affect our ability to grow in accordance with our business plan

     Our management, operational and financial resources and our systems and controls will be subject to significant demands as we grow and expand. We continue to increase sales within existing product categories, enter into new product categories and further develop licensing opportunities. In order to manage our growth effectively, we must continue to implement and improve our operational and financial systems and controls and expand, train and manage our employee base. Our expansion will create additional demands on our customer support, sales and marketing and administrative resources and network infrastructure. We cannot assure you that our operating and financial control systems and infrastructure will be adequate to maintain and effectively manage future growth. Our failure to continue to upgrade the administrative, operating and financial control systems or the emergence of unexpected expansion difficulties could adversely affect our business.

We are dependent in part on the performance of third-party suppliers, which may cause delays in filling orders or affect the quality of some products

     Approximately 30% of our cost of sales consist of fees paid to third-party manufacturers located in Europe, including Czech Republic (bindings and some junior skis), Estonia and Italy (diving products, ski boots and snowboard bindings) and Asia, including China (tennis and squash racquets and accessories), and Thailand and Taiwan (diving products). As a result of our continued use of outsourcing, we are dependent in part on the performance of third-party suppliers in our ability to deliver quality products in a timely manner. We are also increasingly subject to risks relating to the local economic and political conditions in such countries into which we outsource our manufacturing operations. Although these factors have not had an adverse impact on our operations to date, we cannot assure you that these factors will not affect quality control, orders and shipments. In addition, the ability to fulfil orders and our cost of sales may be adversely affected in the event we are required to shift the manufacturing of some of our products from one geographical location to another.

We are controlled by one shareholder whose interests may conflict with yours

     Head Sports Holdings N.V., controlled 47.8% of our issued and outstanding shares as of March 1, 2002. Johan Eliasch and his family members are the ultimate benefical owners of certain entities that control 95.5% of Head Sports Holdings N.V. Our controlling shareholder, Head Sports Holdings N.V., has the power to approve the nominations of our executive officers, approve the proposed actions of the Supervisory and Management Boards, change our core business, cause us to engage in transactions with affiliated companies, cause or restrict the sale of our assets, control our dividend policy and make other fundamental corporate decisions.

     As a Netherlands public company with limited liability, our business is carried out primarily by a management board, which appoints our executive officers, and is overseen by a supervisory board. Under our articles of association, a Dutch foundation called the Stichting Head Option Plan has the power to nominate all members of the Management Board, appoint one-third of the Supervisory Board and nominate the remaining members of the Supervisory Board. Johan Eliasch and/or his affiliates or family members control the Board of the Stichting. The special power of the Stichting ceases when Johan Eliasch or his affiliates or family members cease to control the Stichting or cease to beneficially hold any of our shares. In general, a two-thirds majority of shareholders voting at a general meeting of shareholders may remove members of the Management and Supervisory Boards, and the articles of association, including the rights of the Stichting, also may be amended (at the proposal of the Management Board and with approval of the Supervisory Board) by a two-thirds majority of shareholders. Therefore, as a result of his control over the Stichting, Johan Eliasch will retain the power to nominate and significantly influence the election of the Supervisory and Management Board members and other executive officers so long as he holds any of our shares until there is an amendment to the articles of association to remove the rights of the Stichting.

We have antitakeover provisions that could delay or prevent a change in control, even if it would benefit shareholders

     Our articles of association provide for the possible issuance of preference shares. Such shares may be issued pursuant to a resolution of the Management Board, which is also authorized to grant rights to subscribe for such shares. This authority has been extended by resolution of the shareholders and will end on May 28, 2006, unless further extended by an amendment of the articles of association or by a resolution of the shareholders, for a period of not more than five years in each instance. Moreover, the special powers of the Stichting coupled with our controlling shareholder's control of the Stichting will significantly influence the election of Supervisory and Management Board members and other executive officers. As a result, the issuance of preference shares and our controlling shareholder's control of the Stichting may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our ordinary shares.

We are dependent on patents and trademarks and inadequate protection of patents and trademarks or patent or trademark litigation would adversely affect our business

     We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our proprietary technology, rights and know-how. We hold several hundred patents, several of which are filed in multiple jurisdictions, including in Europe, the United States and Japan. Our major trademarks are registered in our key markets and numerous other countries. Key patents and trademarks have been pledged as collateral for our obligations under loan agreements. We believe our patents and trademarks to be among our most valuable marketing assets and generally seek protection for them, particularly the names Head, Tyrolia, Penn, Mares, Dacor and Munari, in countries where significant existing or potential markets for our products exist. We believe we have taken adequate measures to protect our proprietary information, trade names and trademarks in all our major markets, although not all our trade names and trademarks are proprietary to us for all of our products in all our markets. We cannot assure you that the measures we take to protect our intellectual property will afford us adequate protection against patent and trademark infringements, that pending patent and trademark applications will eventually be issued or that the claims allowed for any of our existing or future patents and trademarks will provide competitive advantages for our products or will not be successfully challenged or circumvented by competitors.

     In the United States, patent applications are maintained in secrecy for a period after filing and the right to a patent is given to the first to invent, not the first to file a patent application. We cannot be sure that our products or technologies do not infringe patents that may be granted in the future under pending patent applications, or that our products do not infringe any patents or proprietary rights of third parties. The validity and enforceability of third party claims could prevent us from selling our products or could require us to obtain licenses from the owners of these patents or to redesign our products to avoid infringements. We cannot assure you that we could accomplish any of these alternatives successfully, which could adversely affect our business. In addition, we cannot assure you that our employees and third parties with whom we have entered into confidentiality agreements will respect these obligations, or that our competitors will not use our trade secrets or proprietary information. In addition, the laws of some countries do not protect our products and intellectual property rights to the same extent as the laws of the United States or Europe. Litigation may be necessary to defend against claims of infringement, to enforce our patents or trademarks, or to protect trade secrets and could result in substantial costs to us. We cannot assure you that we would prevail in these types of litigation.

Environmental regulations by European Union, national and local regulatory bodies could adversely affect our business

     Our operations are subject to European Union, national and local laws governing, among other things, water pollution, air pollution, noise pollution and hazardous substance discharges. We believe that our business, operations and facilities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws. However, the operation of manufacturing plants entails risks in these areas. As a result, we cannot assure you that we will not incur material costs or liabilities. In addition, we could incur significant costs in order to comply with any future European Union, national or local environmental and health and safety laws that may be adopted or to respond to stricter interpretations or stricter enforcement of existing laws in the future.

     We believe that the overall impact of complying with regulations and legislation protecting the environment will not have a material adverse effect on our future financial position or operating results. We cannot assure you, however, that this will be the case. Capital expenditures and expenses in 2001 attributable to compliance with environmental laws were not material.

We have product liability exposure resulting from the use of our products

     Some of our products are used in relatively high-risk recreational settings, and from time to time we are named as a defendant in lawsuits asserting product liability claims relating to our sporting goods products. To date, none of these lawsuits has had a material adverse effect on us, and we do not believe that any lawsuit now pending could reasonably be expected to have such an effect. We maintain product liability and general liability insurance coverage. No assurances can be given that such insurance will continue to be available at an acceptable cost or that such coverage will be sufficient to cover one or more large claims, or that the insurers will not successfully disclaim coverage as to a pending or future claim.

Shifts in currency exchange rates may adversely affect our results of operations

     We operate in a multi-currency environment in which a portion of our revenues and expenses are denominated in currencies other than the euro. We are, as a result, subject to currency translation risk and, to a lesser extent, currency transaction risk. Currency translation risk arises because we measure and record the financial condition and results of operations of each of our subsidiaries in their functional currency and then translate these amounts into our reporting currency. We incur transaction risk when one of our subsidiaries enters into a transaction using a currency other than its functional currency, although we reduce this risk by seeking to match our revenues and costs in each currency. Accordingly, shifts in currency exchange rates may adversely affect our results of operations.

ITEM 4: INFORMATION ON THE COMPANY

4.A.    History and Development of the Company

     We are a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands -- Head (skis, ski boots and snowboard equipment, tennis and squash racquets, athletic and outdoor footwear and apparel), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings) and Mares and Dacor (diving equipment). Our key products have attained leading market positions and have gained visibility through their use by many of today's top athletes.

     With a broad product offering marketed mainly to middle to high price points, we supply sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Our products are sold through over 30,000 customers in over 80 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. Our strongest presence has traditionally been in Europe, and we have recently been successful in building market share in the United States, the next largest market for our products after Europe.

     Our Head ski division traces its origins to 1950 when it was founded by Howard Head, the inventor of the metal ski. In 1970 and 1971, AMF Incorporated acquired the predecessors of our Head ski, Tyrolia bindings and Mares diving divisions, which collectively became known as AMF's Sport Product Group. In 1989, HTM Sports Holding B.V., a company formed by Freeman Spogli & Co. and a group of Japanese investors, acquired the companies that comprised the Sports Product Group in addition to the predecessor of our ski boot and trekking shoes division. In 1993, this company was sold to Austria Tabak, the then Austrian government-owned tobacco monopoly, which held them through what today is known as HTM Sport-und Freizeitgerate AG, or "HTM". Following its purchase by Austria Tabak, HTM began experiencing financial difficulties. In January 1996, our intermediate holding company subsidiary, Head Holding Unternehmensbeteiligung GmbH, or "Head Holding", acquired HTM from Austria Tabak for ATS 10 million ($0.8 million) pursuant to a Share Purchase Agreement dated September 20, 1995.

     Over the last 50 years, we believe we have earned a reputation as a leading developer and manufacturer of innovative, high-quality and technologically advanced sporting equipment. Since acquiring HTM in January 1996, we have focused on our core products of skiing, tennis and diving equipment while reducing fixed costs and streamlining our organizational structure. In order to expand market share and maximize profitability, we have increased our emphasis on marketing and new product development, leveraging further our brands, global distribution network and traditional strength in manufacturing. We have added complementary product lines and premier brands portfolio through acquisitions including diving products company Dacor in 1998 for $2.3 million and the tennis ball manufacturer Penn for $40.6 million in 1999. In October 1999, we acquired the Blax and Generics snowboard business for $0.7 million which we now market under the Head brand.

     Head N.V. was incorporated as a holding company under the laws of The Netherlands on August 24, 1998 as a public company with limited liability (naamloze vennootschap) or an N.V. Our corporate seat is in Rotterdam, The Netherlands. We are registered under number 24286737 at the Commercial Register in Rotterdam, The Netherlands. Our executive offices are located at Blaak 16, 3011 TA Rotterdam, The Netherlands. Our telephone number is +31-10-214-1923. Our website address is www.head.com.

4.B.  Business Overview

Industry Overview

Winter Sports Market

     We define the winter sports market as the market for alpine skis, ski boots and bindings, and snowboard equipment. We estimate that there are 50 million skiers and 8 million snowboarders active worldwide and that the market for winter sports equipment in 2001 was approximately $1.35 billion at the wholesale level, consisting of $475 million of skis, $175 million of bindings, $320 million of boots and $375 million of snowboard equipment. The ski market is split primarily among Europe, the United States and Japan, with Europe in 2001 constituting approximately 59% of the world market, the United States approximately 17% and Japan approximately 15%. The snowboard market is led by Japan, followed by the United States and then Europe.

     Ski sales have traditionally been the primary component of the winter sports market, with ski sales patterns having a relational effect on the sales of bindings, ski boots and other ski accessories. The market for skis, however, has undergone a transformation in the past decade by declining from an estimated
6.5 million pairs sold per year worldwide in the late 1980's to approximately
4.4 million pairs sold per year in 2001. The reduction in ski sales resulted primarily from a shift in consumer preference from skiing to snowboarding in the early 1990's, an absence of significant product innovation prior to the introduction of the carving ski and the severe decline in the Japanese market, caused by the economic difficulties experienced there in recent years. In the last ten years, the snowboard market developed into a new form of winter sport, and the market has increased from 800,000 boards sold in 1995 to a peak of 1.6 million in 2000. In 2001, 1.5 million boards were sold.

     Globally in 2001 the winter sports market experienced a decrease of approximately 5.4% (2% when calculated on basis of local currency) caused by late or total lack of snow in some important markets in Europe and eastern North America and the global negative economical situation.

     The decline in the market for skis has had a corollary effect on the market for bindings, ski boots and other accessories. The bindings market declined from approximately 5.9 million pairs sold per year in the early 1990's to approximately 4.4 million pairs in 2001. The Japanese and U.S. markets which suffered the largest historical declines, rebounded in 2001. The ski boots market suffered a decline from 3.9 million pairs sold in 2000 to 3.6 million pairs sold in 2001 with lower average prices in constant value. We believe this decline in price is due to a structural oversupply situation and the decline in volume is due to a slowing of the replacement cycle for ski boots.

     The ski and snowboard industries have faced pricing pressures as a consequence of the market decline and, to a lesser extent, as a result of increasing concentration of sales to sporting goods speciality chains, resulting in a phase of consolidation within the industry as weaker brands are acquired or go out of business. The ability of a manufacturer to offer packages of skis, bindings and boots has become more important.

     Carving skis have proved popular with skiers. We estimate sales of carving skis increased to approximately $475 million or 100% of total industry-wide ski sales at wholesale in 2001, from an estimated $40 million in 1995. Carving is designed to capture the feel of snowboarding with greater control and allows for turns to be executed at high speed making skiing a more effortless and easier experience for skiers of all abilities. Based on our market knowledge and experience, we expect that these features will make skiing more fashionable for all groups, that carving will continue to dominate the category at the expense of traditional skis and that some snowboarders will shift to carving skis. We also believe that growth in carving skis has helped to stabilize the overall ski market, thereby partially offsetting the declining industry trend.

     At present, consolidation is also taking place in the snowboard industry of the winter sports market. Established ski companies, including ourselves, are buying snowboard companies. Traditional ski distributors and retailers are replacing the snowboard specialists in the marketplace. We expect this trend to continue.

Racquet Sports Market

     We define the racquet sports market as the market for tennis, squash and racquetball racquets and tennis balls and racquetball balls. We estimate that the market for tennis racquets in 2001 was approximately 8.3 million units, with a value of approximately $590 million at the retail level, which we estimate translates into approximately $350 million at wholesale. Although we believe that the markets' size did not materially change from last year, due to the availability of better quality data from third parties, the market size noted above reflect a slightly bigger market than indicated previously. The market is divided primarily among the United States, Europe and Japan. The United States and Europe each represent more than 30% of the 2001 world market.

     Measured in unit volume, the worldwide tennis racquet market has declined from its peak in the early 1990's, as a result of various factors, including reduced interest in the sport, particularly from younger people. The decline in interest is believed to be due to competing leisure activities, such as alternative sports, computer games and the Internet. For the market in general, other factors include increased durability of products and, until recently, the lack of charismatic players.

     The market decline has led to brand consolidation, which has benefited primarily ourselves and the Wilson brand.

     We estimate worldwide sales of tennis balls at approximately $181 million at wholesale in 2001 versus $184 million in 2000, with approximately 20.5 million dozen tennis balls sold in 2001 versus 20.6 million dozen for 2000. Of these sales, approximately 47% (in units) were in the U.S. and 29% in Europe, representing the two largest markets for tennis balls. Tennis balls sales are affected by the same market factors as described above.

Diving Market

     We define the diving market as the market for diving equipment, wetsuits and diving accessories. We estimate that the market for diving equipment was approximately $355 million at the wholesale level in 2001, down approximately 15% from 2000. Most of the decline was attributable to a sharp decline in U.S. travel after September 11th, which affected sales of diving equipment. Based on our market knowledge and experience, we expect the diving equipment market to grow at approximately 2% per annum over the next two years, driven mainly by the popularity of the sport in new geographical areas such as Asia and eastern European countries and from niches such as diving centers and high-tech diving. The market can be divided into a lower segment sold through chain stores with lower average prices and an upper segment sold through speciality stores. The lower segment of the market consists primarily of equipment for children and novices while the upper segment of the market consists of equipment for scuba and other more experienced divers.

     The diving industry is highly fragmented with well over 120 brands. While there are various companies which produce a number of diving products, Mares is the only company which designs and manufactures a complete line of products under the same brand.

Our Products

     Statements regarding our competitive position consist of estimates based on industry reports concerning market share, market position and industry data for our various lines of business compiled by industry analysts for our major markets, our knowledge of our sales and markets, and claims by other sporting goods products manufacturers.

Winter Sports

Winter Sports products accounted for 34.5% of our total revenues in 2001.

Head Winter

     Our Head ski brand is one of the leading ski brands in the world, with an estimated 12% market share in 2001. We sell a broad range of carving skis designed for all levels of skiers, from the novice to the professional racer. Our ski products represented 40.2% of our total Winter Sports revenues in 2001.

     The following table sets forth our principal Head ski models:

                                             Number
  Line             Target Market           of Models                Features

Racing Carver  Expert skiers and racers         3    Extreme stability and precision for racing and high performance skiing

Freeride       Advanced to expert skiers        7    Maximum lift in powder snow and manoeuvrability for off piste and extreme skiing

Allround Carve Intermediate to advanced skiers  6    Easy-turning and manoeuvrability for all types of terrain

Extreme Carve  Advanced to expert skiers        2    Shorter length and radical carving side cut for extreme-turn carving skiing

Air Carve      Advanced to expert skiers        2    Shock-absorbing reinforced construction for mogul, freestyle skiing and jumps

Easy Carver    Beginner to intermediate skiers  3    Shorter length and easy-turning suitable for learning and hobby skiers

Junior         Young skiers                     4    Radical side cuts designed for easy handling for young skiers of all abilities

Rental         All skiers                       3    Added durability

Accessories    All skiers                      10    Includes ski poles, carrying bags and other items


     Technology. We believe that we are an industry leader in the development of innovative and technologically advanced carving skis. Our carving skis are not only different in appearance from conventional skis, but are also differentiated from various other carving skis by patented technical features and directional stability. In February 2002, we introduced a patented "ski management" system - Head Intelligence skis. This product line utilizes the technology we introduced in 2000 with our Head Intelligence line of tennis racquets and incorporates the piezoelectric "Intellifiber" and Head Chip System. Head Intelligence skis transfer the energy created by contact with surface of the snow through the Intellifibers to absorb vibration and adjust the stiffness of the skis based upon speed and snow conditions. This gives the skier more control with less effort. Major ski magazines and trade journals have rated the skis highly and we have gained added visibility through the skis being used at the 2002 Winter Olympics in Salt Lake City, Utah.

     Market Share. We estimate that the global ski market was approximately $475 million at wholesale in 2001. We believe, based on published market data and our market knowledge and experience that in 2001, Head skis were the number two selling skis in Europe and that we held the number three position worldwide based on units sold. We estimate our market share for skis worldwide was 12% in 2001, an increase of approximately 50% from 8% in 1996.

     We expect demand for carving skis to continue to increase and we estimate that carving ski sales represented 100% of total industry-wide ski sales in 2001. Management believes that Cyber, our name brand in carving skis, has become a stand-alone brand due to its popularity, and expects to increase its market share for carving skis as a result. In addition, we expect to increase our market share through geographic expansion and focused product offerings. We plan to pursue market share growth in the United States and expect to have further opportunities in developing ski markets such as Eastern Europe and to a lesser extent, South America.

     Positioning. We were the first to introduce a fully integrated line of carving skis, boots and bindings and are one of only a few manufacturers world wide to offer this type of integrated line. We believe that this integrated product offering is key to maintaining preferred relationships with trade customers and increasing our global market share. In addition, we achieve synergies in distribution and engage in joint product development among our internal product groups in the development of new carving products and other products.

     Manufacturing. We manufacture Head skis at our manufacturing plant in Kennelbach, Austria, where we use a computerized manufacturing system. We outsource some models of junior skis to a third party. Through factory automation, we have been able to greatly improve our labor productivity. In addition, our introduction of a flexible work schedule adapting to peak production needs for the March to September period enables us to have greater control over quantities produced. We use some excess capacity to manufacture high performance and carving skis for other branded ski companies.

Tyrolia Bindings

     We believe that Tyrolia was the top selling brand in the worldwide ski binding market in 2001, based on units. Our binding business represented 32.1% of our total Winter Sports revenues in 2001.

     The following table sets forth the principal Tyrolia binding products:

                                                       Number
     Line                       Target Market         of Models                             Features

Racing               Expert and professional skiers      3        Innovative Free Flex PLUS Technology (patented).

Freeride             All terrain Freeride skiers         2        Innovative Power Select technology (active adjustment of ski camber; patented).

Cyber Carve          Carving skiers                      4        Different systems featuring Cyber Free Flex Technology
                                                                  (patented) or Carve Flex Technology and different integrated stand heights.

Performance          All skiers                          3        Suitable for all types of snow.

Junior               Young skiers                        3        Provides safety features for children.

Rental               Rental market                      10        Adjustable toe and heel parts with unique Single Code System.
                                                                  Modular pricing system.

Carving Plates       Carving skiers                      3        Two-piece plates, pre-drilled for Tyrolia models, different stand heights and damping systems.

     Technology. We believe that the Tyrolia brand has consistently offered outstanding performance in safety and reliability while introducing technological innovations. In 1996, we were the first to introduce a carving binding line to complement the performance characteristics of the Cyber ski. Our Power Select technology allows skiers to increase or decrease the ski pretension and to adjust the radius for carving with the turn of a dial. By adjusting the dial, the skier can optimize performance for different terrain and snow conditions. Free Flex technology allows the heel of the skier to glide freely as the ski bends, optimizing edge grip and ski contour, which facilitates a higher degree of angulation throughout a turn. In 2000, we introduced a new racing technology, Free Flex PLUS, which provides improved traction performance at high speed by eliminating the counterflex motion of the ski.

     In 1999, we introduced the SL 100, a super lightweight binding (25% weight reduction compared to equivalent bindings) with a modern design for the middle and lower price point in different model variations. The SL 100 became the largest selling binding in the worldwide market and accounts for over one-third of our binding sales worldwide in units. Due to reduced manufacturing costs, it is also the most profitable binding in our line. The launch of the SL 100 bindings helped us gain a leading position in the worldwide market.

     In our Rental line, we introduced the innovative Chip System in 2001, which revolutionizes process and possibilities in the Rental business by providing simplified and complete data integration together with special software, and precise and quick adjustment of the bindings, thus saving time and increasing the safety of our products.

     We are leading new trends such as the growing demand for lightweight equipment and increased comfort by developing new technologies. We believe that the ownership of patents serves as a barrier to entry and that as a result, our proprietary technology in bindings gives us a competitive advantage.

     Market Share. We estimate that the market for bindings worldwide was approximately $175 million at wholesale in 2001. Based on our market knowledge and experience, we estimate our market share worldwide for bindings in units was 29% in 2001 and believe that we were the top selling brand in 2001, in terms of number of units sold.

     We expect demand in special carving bindings systems, specific features for shaped skis as well as new plate technology, to increase with the growing preference for carving skis. See "-- Industry Overview -- Winter Sports Market." We intend to continue marketing our carving bindings as part of our unique, integrated Cyber line of carving skis, boots and bindings, as well as carving plates, to increase its brand appeal and market share. We also intend to respond to demands for so-called systems, by developing completely new and innovative solutions of integrated binding - plate - ski performance to enhance the coordination of movement and forces of all products, as well as to offer convenient mounting technology for our dealers.

     Manufacturing. All of our Tyrolia bindings are manufactured at our technologically advanced plants in Schwechat (production) and Neusiedl (assembly), Austria or under our supervision in the Czech Republic. Tyrolia bindings consist of over 100 separate components, many of which are made in-house and then assembled automatically with the assistance of robotics. Assembly not performed by robotics is outsourced to a plant in the Czech Republic.

Ski Boots

     We market our ski boots under the Head and Munari brand names. Our new and high price point ski boots are marketed under the Head brand name due to Head's high level of brand awareness. We also supply private label boots marketed to lower price points. Our ski boot business represented 19.8% of our total Winter Sports revenues in 2001.

     The following table sets forth our principal categories of ski boots:

                                                               Number
     Line                      Target Market                  of Models                           Features


Head
Racing/Freeride     Racers, experts and freeriders               8        New project introduced in 2001 with full bi-injection
                    professional skiers                                   technology and high performance construction to maximize
                                                                          energy transmission. A totally new buckling system
                                                                          incorporates 2 innovative patented solutions, to improve
                                                                          performance.

All Mountain        Experts to intermediate skiers               7        Bi-injection technology and high performance construction
Performance                                                               derived from Racing line. AutoSki Walk is available for
                                                                          intermediate level skiers.

Sport/Comfort       Intermediate and beginners                   8        EZ-on shell, Double Power Buckle and Autoski Walk
                                                                          create maximum ease use and comfort.

Rear Entry          Beginners                                    2        Easy step-in and high-comfort boots.

Junior              Young skiers (all segments)                  9        Junior boots from racers to beginners.

Rental              Rental                                       4        High comfort and reliable for intermediate and beginners.

Munari
Carvetech           Experienced and carving skiers               4        Flex adjustment, lateral support to obtain maximum edge
                                                                          control.

Mix                 Intermediate and beginners                   5        Easy walk adjustment, light and user-friendly boots.

Comfort             Beginners                                    4        Easy step-in and high comfort boots.

Junior              All segments                                 7        Junior boots from racers to beginners.


     Technology. In 2001, we introduced two new product lines positioned at the top end level for racers, freeriders and professional expert skiers. The line features an exclusive buckling system, two new shells and new innerboot construction. These products have allowed us to increase by more than 80% the sales in the top end segment and confirm our innovative brand image .

     Market Share. We estimate that the market for boots worldwide was approximately $320 million in 2001. We believe, based on our market knowledge and experience, that the Head ski boots held the number three position world wide in 2001 based on units sold. We estimate that our market share (Head and Munari together) in 2001 was approximately 12.5%, which is stable in comparison to the 2000 season.

     We expect unit sales of our boots worldwide to increase by leveraging our brand names and extending the top end product line described above. Our expectation for 2002 is a global declining market between 5-7% and a concentration of brands at dealer level from which we should benefit.

     Manufacturing. Our high price point boots are produced in Maser, Italy, where we use sophisticated technology such as bi-injection machines and automatic manipulation systems. However, we manufacture 90% of our ski boots in Estonia, where production costs are relatively lower.

Snowboards

     We market our snowboard products under the Head brand. These products accounted for 7.5% of our total Winter Sports revenues in 2001.

     The following table sets forth our principal categories of snowboarding products:

                                               Number
     Line                 Target Market       of Lines                                    Features

Boards               Freestlye / Freeride        10             Dimensional concept:  perfect boot binding board match
                                                                Free Flex rail system: innovative binding fixation

Softboots            Freestyle / Freeride        12             Pad-Tech: power absorption and distribution soles
                                                                Double Lasted Sole: integrated EVA midsole

Softbindings         Freestyle / Freeride         6             Powerframe concept: better boardflex - better transmission
                                                                Auto-Open straps: re-entry improvement
                                                                Auto-Lock highback: automatic fixation of highback to heelcup

Hardboots            Alpine                       3             Polyether shell: highly temperature resistant


Hardbindings         Alpine                       3             Hightech Carbon Dyneema: maximum strength, minimum weight material


Step in bindings &   Freeride/ Freestyle                        Step- X4: 4 point fixation for best power transmission and control boots

Rental               Freeride/ Freestyle                        Head "Rent n Ride in 59 Seconds Program"
                                                                Dimensional concept: perfect boot binding board match
                                                                Chip system: faster registration of rental equipment
                                                                Powerbase toolfree: first toolfree stance & angle adjustable rental softbinding
                                                                Step- X4 toolfree: first toolfree stance & angle adjustable step in rental binding

     Technology. In 2002, we introduced a completely new line of snowboards, snowboard boots and snowboard bindings. Head snowboards stand for the "Dimensional Concept". This concept aims at a perfect match of boot size with board, avoiding toe and heeldrag, or low leverage. No other snowboard company has dealt with this very common problem in the systematic way Head does. In every product category, Head is offering unique features, like Freeflex rails in the board line, Powerframe with bindings, Pad Tech and Double Lasted soles with boots. We believe that the Head "Rent n Ride in 59 Seconds Program" is the fastest rental system currently offered to the market.

     Market Share. We estimate that the global snowboard market was approximately 1.5 million units in 2001 and that our market share was approximately 8.6% in Europe and 2.2% in Japan.

     Manufacturing. In 2001, we outsourced all of our products, except the Step-X4 bindings that are manufactured by Tyrolia.

Racquet Sports

     Racquet sports products accounted for 45.9% of our total revenues in 2001. Under the Head brand name, we design, engineer and manufacture a broad offering of tennis, squash and racquetball racquets. We also sell athletic shoes and tennis accessories under the Head brand and tennis balls and racquetball balls under the Penn brand name.

Head Racquets

     We estimate that in 2001 our Head racquets were the number two brand world wide, comprising 22.1% and 25.6% of the world market in units and revenue, respectively (extrapolated from independent research on retail sell-through conducted in all key tennis markets). Revenues from racquets and accessories amounted to 54.8% of our total Racquet Sports revenues in 2001.

     The following table sets forth the principal Head racquet product lines:


                                                                        Number
  Category              Line                  Target Market            of Models               Features
-----------      -------------------   -----------------------------   ---------        ------------------------
Tennis           Intelligence Series   Tennis enthusiasts at all            11       Intelligent racquets featuring Intellifiber
                                       level of play                                 (piezoelectric material), Top model with
                                                                                     Chipsystem (chip-powered and electronically
                                                                                     dampened racquets)

                 Titanium Series       All levels of players                 8       Lightweight Power racquets with Shockstop for
                                                                                     ultimate comfort

                 Performance Series    Entry level player                   10      Value products for short and slow swings

                 Junior                Young players                         9      Lightweight racquets for juniors from ages 6
                                                                                    to 14

Squash                                 All players                          10      Racquets for all skill levels and price points

Racquetball                            All players                          12      Racquets for all skill levels and price points

Accessories                            All players                           *      Tennis bags, racquet strings and grips,

                                                                                    racquetball gloves and other tennis accessories

---------------
* Not meaningful.

     Technology. In late summer 2000, we introduced our new technology, Head Intelligence. During the early part of 2001 top ranked female and male players have started to endorse this unique and proprietary technology. The consecutive victories in the 2001 French Open and Wimbledon Grand Slam Tournaments by Gustavo Kuerten and Goran Ivanesivic, using a Head Intelligence product, has generated an exceptional awareness for this technology amongst the media and consumers around the world, resulting in higher penetration of premium markets and thereby increasing sales and product mix substantially.

     Market Share. We estimate that the market for tennis racquets worldwide was approximately 8.3 million units and $590 million at retail level in 2001. We believe, based on our market knowledge and experience, Head brand of tennis racquets is number one in Europe and number two on a worldwide level as previously explained. See "-- Industry Overview -- Racquet Sports Market." We estimate that our revenue market share worldwide for 2001 was approximately 25.6% and that our European market share was 32.2%.

     Since the early 1990s, our worldwide unit market share for our Head racquet products has grown substantially, despite a significant decline in the size of the market. Unit sales of Head tennis products increased from 0.8 million in 1993 to 1.9 million in 2001. These market share gains occurred in all major markets around the world and are largely due to the introduction of proprietary premium technologies such as Titanium and Intelligence and their subsequent and successful use by some of the most popular athletes in Tennis. On a long-term basis, due to our continued investment in research and development, global sales, marketing and distribution network and high level of market penetration, we expect to continue to grow our global market share for our tennis racquet products, with an increased presence in the U.S. and Japan and opportunities in developing markets such as Asia, South America and Eastern Europe, where a growing middle class is showing an increasing interest in tennis.

     We believe that our significant global market share is partly a result of our strong presence within the professional tennis circuit. Based upon the December 2001 ATP Tour Rankings, Head racquets were used by 22 of the top-rated 100 professional male players, including career grand slam champion and 2001 Australian Open winner Andre Agassi, 2001 French Open Champion Gustavo Kuerten and 2001 Wimbledon Champion Goran Ivanisevic, making Head the most successful and number one racquet brand used on the ATP Tour. A number of tennis players on the WTA Tour, such as Jelena Dokic, Barbara Schett and Chanda Rubin, ATP Senior Tour players such as Bjorn Borg and highly reputed coaches including Bob Brett and Dennis van der Meer also endorse Head tennis products. In addition, we operate a strong grassroots program, introducing our products to leading instructors, coaches and other opinion leaders who are in a position to generate interest in a product and influence the ultimate customer decision. See "-- Marketing."

     The Head Titanium and Head Intelligence tennis racquets have significantly increased our overall U.S. market share (in terms of revenues) from 9.0% in 1997 to 25% in 2001. According to Yano, an independent Japanese research institute, during the same period we have also been able to grow our share of the Japanese market from 3% to 13.5% in retail racquet sales.

     With line extensions in Head squash and racquetball Titanium and Intelligence models, we cross-leveraged these technologies, and thereby improved our position in other racquet sports markets as well. In 2001, we finished the year slightly down in U.S. racquetball market share with a 1.6% decline in revenue share to 31%, according to the U.S. Tennis Industry Association coordinated survey. However, we estimate that we are still the leader of the racquetball racquet market.

     Manufacturing. We manufacture high-end racquets in our facility in Austria, which accounts for approximately 25% of the total volume sold. All other racquets, accounting for approximately 75% of all racquets sold, are outsourced from manufacturers in China. For those tennis racquets made in Austria, a key part of the labor intensive assembly is conducted in Head's facilities in the Czech Republic. Our Austrian tennis manufacturing facility contains an automated assembly line and our machines are computer-controlled to ensure close tolerances. We continually monitor our outsourced products to ensure quality.

Penn

     We believe that Penn is one of the world's leading manufacturers and marketers of tennis and racquetball balls. Revenues from our Penn division amounted to 36.3% of our total Racquet Sports revenues in 2001.

     The following table sets forth the principal Penn product lines:

                                                                    Number
     Line                         Target Market                    Of Models                    Features


Tennis Balls
Championship         Frequent players                                 3        Models designed for specific court surfaces

Pro USTPA            Teaching professionals                           3        Highest quality felt/premium rubber balls made for
                                                                               specific court surfaces

Tennis Masters       Top professionals and serious tournament         2        Balls for tournament play made of long-wearing felt
Series and           players                                                   and rubber-coated for moisture/stain resistance
ATP Tour

Stars                Beginners (sold to clubs and teaching pros)      1        Manufactured with less pressure

Titanium             Premium                                          1        New in 1998; titanium enhanced core

Court One            Casual/Recreational                              1        Non USTA approved

Private Label        Casual/Recreational                              3        Special orders

Fetchem's            Pet owners                                       1        Sold under Ralston Purina brand; chemical/dye free
                                                                               felt


Racquetball Balls
Pro                  Tournament players                               1        Premium price/performance

Ultra-Blue           All players                                      1        Flagship brand

Titanium             All players                                      1        New in 1998; titanium enhanced core


       Technology.  Penn has introduced many innovations, including:

       o a more durable felt ball covering made of woven wool and man-made fiber;

       o "play related" tennis balls for different court surfaces and high altitude play;

       o  optical yellow tennis balls, which have become industry standard;

       o  the pull ring can with plastic lid;

       o  recyclable plastic tennis ball containers; and

       o  SMART OPTIK felt with 19% more visibility.

     Market Share. We estimate that the market for tennis balls is approximately $181 million worldwide, with approximately 20 million dozen tennis balls sold in 2001. Penn is a market leader, with a market share of 34% worldwide and of over 51% in the United States, the world's largest market in 2001. Although sales of tennis balls have declined since 1993, Penn's annual volume has been steady, averaging approximately 6.5 to 7.5 million dozen sold per year, including the manufacturing of OEM balls, leading to an increase in market share from 29% in 1993 to 34% in 2001.

     We believe that Penn's strong market position is a result of the superior quality of our products and close affiliation with the professional tennis circuit. Penn is the official ball used for more than eighty major tennis tournaments annually, including the Tennis Master's Series events, ATP Tour and the WTA tour events, the Davis Cup, and the Federation Cup. We are the exclusive tennis ball sponsor of the Master Series tournaments, the highest profile tournaments in tennis outside the Grand Slam events. This exclusive sponsorship provides live broadcast brand exposure globally during the season as well as merchandising opportunities. Penn is also the exclusive tennis ball sponsor of the United States Professional Tennis Association, the largest tennis teaching organization globally.

     The market for racquetball balls is concentrated mainly in the United States, which we estimate to account for over 90% of the world market. In the United States, we estimate our market share to be approximately 65% in 2001. Since the early 1990s, annual racquetball balls sales, including Penn racquetball balls sales, have been constant to slightly declining, and we expect this trend to continue.

     Manufacturing. We currently manufacture our tennis balls and racquetball balls (with the exception of less than 5% of the low end products) at our facilities in Phoenix, Arizona and Mullingar, Ireland. In order to increase efficiency, we are in the fourth year of a project to automate some of our key manufacturing processes. Cost savings began to accrue in 1999, with full the effect expected by year end 2002.

     In 2000, we entered into a licensing agreement with a South American company which manufactures and distributes Penn tennis balls in Argentina exclusively for the South American markets.

Athletic and Outdoor Shoes

     During the spring of 2001, we decided to license both our Athletic and Outdoor footwear activities to Romika, a European streetwear shoe maker. Following this decision, we liquidated footwear inventory during the rest of 2001. The key management of our Head Footwear Division agreed to transfer their employment to Romika, implementing a very similar footwear business plan, thereby granting maximum continuity and consistency. The license period began January 1, 2002. In 2001, footwear accounted for 8.9% of our Racquet Sports revenues.

     As part of this licensing arrangement, we will continue to distribute Head footwear products in key European markets such as Italy, France and Spain as a distributor for Romika.

Mares and Dacor Diving

     We believe, based on our market knowledge and experience, that our diving products had an estimated global market share of approximately 22.2% in 2001. The Mares and Dacor products are both targeted for the upper-income market and include several models of air regulators, buoyancy compensator jackets, diving fins, diving masks, snorkels, exposure suits and diving computers.

     Each of these brands has different product features and is aimed at different markets, with Dacor being particularly strong in the United States. In addition, we offer a variety of air tanks and valves, diving boots and gloves, underwater flashlights, equipment bags, knives and various other accessories and diving instruments. Our diving business represented 17.5% of our total revenues in 2001.

       The following table sets forth the principal Mares and Dacor products:


                                          Number
               Line                      of Models                                   Features
-----------------------------------     ----------   ----------------------------------------
Regulators                                  24       Lightweight, durable; some models contain titanium.

Air tanks                                    4       High resistance to impact and aging.

Valve sets                                   3       Designed to guarantee optimal air flows at any pressure.

Buoyancy compensator jackets                16       Effectively adjust buoyancy for freedom during diving.

Wetsuits                                    22       Designed to ensure warmth and comfort.

Wetsuit accessories                         18       Gloves, boots and socks.

Fins                                        19       Designed to provide maximum power using minimum effort.

Masks                                       32       Includes single, two and four lens models.

Snorkels                                    17       Designed to provide easy and dry breathing.

Computers                                    6       Designed to provide exceptional performance and safety.

Other accessories                           48       Knives, spearguns, flashlights, bags, etc.


     Technology. Mares historically has been the industry's technological leader and has introduced many ground-breaking diving products ahead of the competition, including plastic fins, underwater guns and high-performance regulators. Approximately 60% of Mares' sales are dependent on patented technology, including air regulators, diving fins and diving masks and a new generation of buoyancy control vests (HUB) to provide maximum freedom during diving.

     Market Share. We estimate that the market for diving equipment was approximately $355 million in 2001. We believe, based on our market knowledge and experience, that our Mares brand of diving equipment had one of the best market positions in Europe and worldwide in 2001 at wholesale. Our market share worldwide for the Mares and Dacor brands for 2001 is estimated at 22.2%.

     We are working to expand our presence in key markets such as the United States, where Mares and Dacor combined held a 16% market share, and in South Asia, where both brands combined for a 17% market share in 2001. We also expect to grow our global market share through new product introductions and the addition of advanced technological features in our existing products. Many new patents have been introduced in 2001, thus strengthening our products offering. In addition, we expect the fragmented nature of the diving industry to provide increased opportunity for growth.

     Manufacturing. We currently manufacture the majority of our diving products, including Dacor products, in Italy. We are focused on in-house production of our high-technology products, such as regulators and computers, and outsource the remainder of our products to manufacturers in countries such as Estonia, Italy and Thailand. We have made a number of improvements to our manufacturing processes in the last three years to reduce cost and improve efficiency. In addition, we outsource the assembly of a number of products.

Licensing

     In 1996, we formed a licensing division to capitalize on opportunities resulting from the worldwide brand recognition of the Head name, which has existed for over 40 years. We believe the Head brand name is associated with innovative, high quality, well-designed, high performance products. Licensing enables us to expand the Head name to additional product categories and we believe that some of our other brands such as Penn, Tyrolia and Mares have licensing potential. Revenues from licensing amounted to 2.0% of our total revenues in 2001.

     We have licensed tennis, ski and golf casual and outdoor sportswear in the United States, Europe, Korea, Japan, Argentina and other countries. We also grant rights to the Head brand for other product categories such as watches, footwear, eyewear, luggage, golf equipment and accessories. Licensing generated $8.0 million of revenues in 2001 for the Head, Tyrolia, Mares and Penn brands. Wholesale licensee revenues amounted to approximately $130 million. We intend to explore other licensing opportunities for outdoor, water sports and other sports apparel and will also seek to introduce and, in some cases, reintroduce the Head brand name in some geographic areas, notably in South America.

     We believe that substantial licensing growth opportunity exists by capitalizing on the success of our strong-selling products as well as through improved leveraging of our brand portfolio. We also intend to protect and maintain the premium image of our brands by licensing only high quality goods within compatible product lines.

Sales and Distribution

     Our products are sold in approximately 80 countries to over 30,000 accounts. Our worldwide sales force had approximately 240 people as of December 31, 2001. In addition, we utilize sales representatives and independent distributors to serve specialized markets and related distribution channels.

Europe

     Sales to customers within Europe accounted for approximately 51.1% of our 2001 net sales. We sell to both retailers and wholesalers and distribute our products through our own sales force in major European countries, including Italy, Germany, France, Spain, Portugal, Great Britain, Netherlands, Switzerland and Austria, and through third-party distributors in other markets. In-house personnel are compensated on the basis of a combination of salary and commission while independent sales people are compensated generally on the basis of commissions. In Winter Sports, the Head skis, Head ski boots and Tyrolia bindings are distributed by one sales force to maximize market penetration and leverage its distribution base. Our snowboard products are distributed in France and Spain by our Winter Sports sales force and in Germany, Austria, Switzerland and Italy by our specialized snowboard sales force. In Racquet Sports, we have integrated Penn sales and distribution into our European organization. In Europe, we utilize the same sales force for our winter and racquet sports products.

North America

     Sales to customers in North America accounted for approximately 33.9% of our 2001 net sales. We distribute Head, Tyrolia, Mares/Dacor and Penn products in North America through our company-owned distribution units. Winter Sports, Racquet Sports and Diving each have separate organizations and sales forces. Our goal is to improve distribution to increase penetration in North America and reestablish the Head and Tyrolia brand names in the U.S. winter sports market.

     The success of our Head Titanium and Intelligence racquets has helped to significantly raise Head's profile as a tennis brand in North America. We hope further to heighten this profile through combined Head and Penn product offerings, sales and marketing efforts and take advantage of the Penn distribution network and higher level of market penetration.

Asia

     Sales to customers in Asia accounted for approximately 11.2% of our 2001 net sales. In Japan, our largest market in Asia, our Winter Sports products are distributed by our own subsidiary distribution unit, while our racquet sports and diving products are distributed by third parties. Our products are sold in the rest of Asia only to independent importers or distributors on a wholesale basis.

Other Markets

     Sales to customers in other markets accounted for 3.8% of our 2001 net sales. These markets mainly consist of Latin America, Eastern Europe and Australia. The number of countries in these markets in which sales were made exceeded 50 in 2001. Sales of our products to these regions are made by independent importers/distributors. We intend to continue to pursue strategies to broaden our presence in these emerging markets.

Marketing

     We consider the marketing function to be key to promoting our brand names worldwide. Our marketing strategy is centered around the Head, Tyrolia, Penn, Mares and Dacor brands. We believe that there are significant opportunities to continue to build these brands and that increased coordination between our marketing and product development teams has greatly improved our ability to efficiently develop products consistent with consumer preferences. As a result, we have been able to increase the frequency and efficiency of our product innovations as well as the depth of our product lines in each of our key categories. Consumer research has become an integral part of product development and advertising campaigns. Each of our products is fully supported by a consistent, integrated marketing program, which is designed to be responsive to the demands of our target customers.

     We attribute our consistently successful product launches to our strong emphasis on marketing in all of our divisions. We use marketing strategies directed at retailers, as well as the ultimate consumer, to increase demand. Our marketing strategy for retailers is aimed at educating them on the technical features of our products. We hold clinics for retailers and sales people to inform them about the various product lines. We provide retailers with videotapes, CD-ROMs and product brochures to further educate and assist the retail sales team.

     We currently operate several websites including www.head.com, www.tyrolia.com, www.pennracquet.com, www.mares.com and www.divedacor.com, which advertise our products and list our distributors. In recognition of the penetration of the internet and growth in e-commerce, we have set up a project to expand our usage and reliance on the internet. As part of this project, we:

        o are re-designing our websites to generate more "hits" from search engines;

        o are implementing intelligent website advertising to generate more website visits;

        o have implemented an "Online Management System", allowing retailers to place and track orders and review credit status;

        o have developed an extranet ordering system to allow our customers in Germany, Austria, Italy and USA to order our products online; and

        o are expanding website content to cover sports and related information. We expect that this project will improve brand recognition and generate incremental sales.

     In addition, to create consumer interest, we use product promotions and point of sale advertising with sporting goods chains and through our dealers in each of our product categories. Our website (www.head.com) communication continues to take a more dominant role in our overall advertising.

     We devote significant marketing resources to our ski business, including training by an in-house winter sports specialist to educate retail salespersons so they can sell Head skis more effectively. We also coordinate with retailers to improve display of Head products and place in-store promotional materials such as consumer catalogs, banners and posters. Head participates in a number of trade fairs annually in order to launch its new products and advertises its skis in leading specialty ski publications.

         o In order to promote use of the carving ski, we host promotional activities such as Cyber promotional days, Cyber "demo" days and Cyber test sessions. With respect to the marketing of Tyrolia bindings, we utilize international advertising and promotional activities with a strong focus on brand awareness, new product presentations, dealer promotion tools (catalogs, racing folders, consumer leaflets), point of sale materials, product visibility and media advertising.

        o Our snowboarding products are promoted through our sponsorship of top caliber riders, international snowboard camps, special interest media events, snowboarding videos and internet sites. We also have promotions in ski resorts in Europe in which potential customers can try our snowboarding equipment. Sales to end-users are supported by in-store training and point of sale materials.

        o Our Racquet Sports division conducts a variety of marketing programs targeted to a broad range of players, including demonstration programs for consumers and, in coordination with retailers, in-store promotions and dealer incentive programs. We advertise our racquets in specialty tennis magazines and participate in advertising programs with specific sporting goods chains.

        o We operate a strong grassroots program, introducing our tennis products to instructors, coaches and other opinion leaders who are in a position to generate interest and influence the decision of the ultimate customer. For example, through Head and Penn, we participate in a "USA Tennis" program, sponsored by the Tennis Industry Association (TIA) and the United States Tennis Association (USTA), which is designed to introduce consumers to tennis through free coaching sessions, equipment and access to courts. We expect to cross-market and share resources to maximize the impact of the Head tennis and Penn brands.

        o Our Diving division advertises in a number of specialized publications worldwide and conducts promotions and media campaigns in stores, diving centers and tourist resorts.

     To complement our marketing strategies, we cultivate the endorsement and promotion of our products among athletes. These endorsements emphasize technical performance and increase brand awareness.

        o In Winter Sports, we maintain a strong program of endorsements by high profile athletes, such as Hannes Trinkl, the 2001 Downhill World Champion, Mario Reiter, the 1998 Olympic Combination Ski Champion, and former champions such as "legend" Franz Klammer, the 1976 Olympic Champion. We also have an endorsement arrangement with the Austrian national ski team.

        o Tyrolia products also are endorsed by all Head ski racers, as well as a number of other successful skiers including Kjetil Andre Aamodt and Isolde Kostner.

        o Our tennis racquet endorsement program is focused and highly selective. It includes current top level ATP players popular among the youth market such as Andre Agassi and Gustavo Kuerten, WTA players such as Barbara Schett, Chanda Rubin and Jelena Dokic, as well as players from the ATP Senior Tour popular among mature players, including "legends" Bjorn Borg, Guillermo Vilas and Ilie Nastase. See "-- Our Products -- Racquet Sports -- Head Tennis."

        o Penn is the official tennis ball for over eighty major tennis tournaments worldwide, including ATP tour and WTA Tour events, Davis Cup, Tennis Masters Series, Tennis Masters Cup and Federation Cup, as well as the exclusive supplier/sponsor of the USPTA, the largest tennis teaching organization globally.

        o Most free diving world records, including those set by Francisco "Pipin" Ferraras and Audrey Mestre, have been set using

              Mares equipment. Mares is now getting strong visibility in the just released Imax "Ocean Men" movie, distributed on a worldwide basis. For the last four years, Mares has received the "Brand of the Year" award from the popular "Diver" magazine and in 2000, our Hub system received the "Product of the Year" award at the Antibes World Diving Festival. In 2001, the Mares Hub was selected by "Popular Science" magazine as one of the year's best new products. Also, "Tauchen" magazine awarded Mares the first prize for the best BC line of the year at the Dusseldorf Boat Show.

Research and Development

     We believe that we are an industry leader in the development of innovative and technologically advanced sports equipment. Our research and development groups identify consumer needs and shifts in consumer preferences in order to develop new product ideas and concepts to satisfy such needs or preferences. In addition, we encourage cross-fertilization of ideas among divisions, which has led to further new product innovations. In 2001, 2000 and 1999, we spent approximately $9.5 million, $9.1 million and $9.2 million respectively on engineering, research and development. To ensure quality and precision, the majority of our products are designed on our own computer-aided design and manufacturing (CAD/CAM) systems.

     We believe that our high level of expertise is evident in all our product lines. Since Howard Head developed the first metal ski in 1947, we have consistently introduced new materials and processes into the manufacture of skis, including fiberglass, graphite, aluminum and titanium and led the industry with the introduction of a complete line of carving skis. We utilize sophisticated manufacturing processes to integrate torsion rib systems in all Head skis in order to produce a torsionally stiff ski without losing softer flexing properties. We have also developed an exponential dampening system for skis and traction plates to promote top performance for all types of skiers. In 2002, we successfully adapted the piezoelectric Head Intellifiber and Head Chip System to skis and launched Head Intelligence skis.

     Head ski boots has well established research and development resources and is one of the leading innovators, with a long history in ski boots manufacturing. In the area of bindings, we continually introduce new technical features for improved performance, safety and comfort such as new Free Flex systems, the unique safety "ABS" anti-friction toeplates, new and lighter designs of our unique Diagonal safety feature, new integrative solutions with new mounting processes (Railflex System), innovative light-weight constructions, as well as changes in styling and appearance in each two- to three-year product cycle.

     Our expertise in tennis racquet design resulted in the launching of the Head Titanium Tennis series and in 2000 the Intelligence racquet technology. These are the first "intelligent" racquets, using a piezoelectric material Head Intellifiber, which uses the energy of ball impact to actively power and dampen racquets.

     Penn has long been a major source of innovation in the tennis ball market, improving tennis balls through such innovations as the introduction of more durable felt covering woven of wool and man-made fibers; "play related" tennis balls for different court surfaces and altitudes; optical yellow tennis balls, which have become industry standard; and recyclable plastic tennis ball containers with pull ring and plastic lid.

Customers

     We sell our products to approximately 30,000 specialty sporting goods stores, chain stores and department stores in over 80 countries. Our customers vary depending on where our products are sold. Our largest customers include The Sports Authority and Wal Mart in the United States; Victoria, Alpen and Xebio in Japan; Intersport International, a voluntary buying group which distributes our products predominantly in Europe; and Decathlon in France and other European countries. No single customer accounted for more than 4% of our 2001 net sales.

Competition

     The sporting goods industry is highly competitive. We compete primarily on the basis of product features, brand recognition, quality and price. We compete with numerous international and national companies that manufacture and distribute sporting goods and related equipment. We are generally in a favorable position as the sports equipment market consolidates across all of our product lines.

     We compete in individual market segments against various competitors.

        o The main competitors to our Head ski brand, are Rossignol, which is owned by Rossignol S.A.; Salomon, which is owned by adidas-Salomon AG; Atomic, which is owned by Amer Group Plc; Fischer, which is owned by Fischer GmbH; K-2, which is owned by K-2 Inc., and a number of smaller ski manufacturers. Our Tyrolia bindings division competes primarily with Salomon, Marker and Atomic. With respect to Head ski boots, our main competitors are Nordica, which is owned by Benetton Sportsystem S.p.A.; Salomon, Lange/Rossignol group; and Technica and Dolomite, both of which are owned by the Technica-Lowa-Dolomite Group.

        o The principal competitors of the Head tennis racquet division are Wilson Sporting Goods Co., which is owned by Amer Group Plc, and Prince Sports Group Inc., which is owned by Benetton Sportsystem S.p.A.

        o The principal competitors of Penn tennis balls are Wilson Sporting Goods Co., and Dunlop Maxfli Sport Corporation. In racquetball balls, our principal competitor is Ektelon which is owned by Benetton Sportsystem S.p.A.

        o Competitors of the Mares and Dacor diving division include Scubapro, Inc., Oceanic, and Aqualung Group, including its subsidiaries, U.S. Divers Co. and Sea Quest Corp.

     Some of our competitors, notably Salomon, which is part of adidas-Salomon AG, and Benetton Sportsystem S.p.A., are larger and have greater financial and other resources than we do. For the most part, we compete on a product-by-product basis, and are retaining market share as against our larger competitors and acquiring market share from smaller companies as the sporting goods industry consolidates.

Seasonality

     As many of our goods, especially winter sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We typically begin shipment of skis, boots, bindings and snowboard equipment in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet sports and diving product revenues also experience seasonality, but to a lesser extent than winter sports revenues. During the first six months of any calendar year, we typically generate more than half of our racquet sports and diving product revenues, but only about 10% of our winter sports revenues. In preparation for the second-half increase in winter product revenues, we incur most of our winter product costs in the first half of the year.

Materials

     We source our raw materials from multiple suppliers under purchase orders, and where appropriate, we negotiate contracts for up to one year forward at fixed rates to hedge our production cost. Our primary raw materials are plastics, rubber, steel and felt. We estimate that for 2001 cost increases in all our raw materials were approximately $4 million. We have not experienced extreme volatility of raw material prices.

Patents and Trademarks

     Our major trademarks are registered in the United States, throughout the European Union and in several other countries, and we consider trademark protection to be very important to our business. Significant trademarks include Head, Cyber, Tyrolia, Penn, Munari, Mares and Dacor. We believe that these trademarks are important in identifying our products and the trademarks are often incorporated prominently in product designs. Other trademarks include Sporasub, Blax, Generics and San Marco.

     We utilize some proprietary or patented technologies in the formulation or manufacturing of a number of our products, including Free Flex technology in the manufacture of our precision bindings, Dimple and Shock Stop technology in the manufacture of our tennis racquets, including Autowalk and Double Power buckles in the manufacture of Head ski boots and various other proprietary technologies used in the manufacture of our diving products. We also use patents in connection with our Head Titanium tennis racquets and with Head Intelligence technology, particularly the Chip System technology. We believe our proprietary information to be among our most important and valuable assets, and generally seek patent protection for our products in countries where significant existing or potential markets for our products exist. We believe we have taken adequate measures to protect our proprietary information in all of our major markets. We consider our proprietary technology and patent protection to be important to our business.

     We believe that our patents are among our most valuable assets. We are not dependent on any one patent or set of patents. Some of our recently introduced products like Titanium and Intelligence Tennis racquets, the Mares and Dacor HUB system and Tyrolia SuperLight bindings have patents that have many years to run.

4.C. Organizational Structure

     We were formed as a public company with limited liability in 1998 and hold 100% of the issued and outstanding share capital of Head Holding, our intermediate holding company that is the issuer of our senior notes. Our primary operating subsidiary is HTM Sport-und Freizeitgerate AG, which in turn owns all of our worldwide operating and distribution subsidiaries.

     The following is a list of our significant (direct and indirect) subsidiaries and their country of incorporation:


Significant Subsidiary                                            Domicile               Proportion of Issued  Capital Held
----------------------                                            --------               ----------------------------------

Head Holding Unternehmensbeteiligung GmbH                         Austria                                 100%
HTM Sport-und Freizeitgerate AG                                   Austria                                 100%
Head Sport AG                                                     Austria                                 100%
Head Tyrolia GmbH                                                 Austria                                 100%
Head Tyrolia Sports Canada Inc.                                   Canada                                  100%
Head Sport s.r.o.                                                 Czech Republic                          100%
OU HTM Sport Eesti                                                Estonia                                 100%
Head Tyrolia Sports S.A.                                          France                                  100%
HTM Deutschland GmbH                                              Germany                                 100%
Head UK Ltd.                                                      Great Britain                           100%
Penn Racquet Sports Co.                                           Ireland                                 100%
HTM Sport S.p.A.                                                  Italy                                   100%
HTM Sports Japan KK                                               Japan                                   99.6%
HTM Head Tyrolia Mares Iberica S.L.                               Spain                                   100%
HTM Sports Corp.                                                  Switzerland                             100%
HTM USA Holdings Inc.                                             USA                                     100%
Head USA Inc.                                                     USA                                     100%
Mares America Corp.                                               USA                                     100%
Dacor Corp.                                                       USA                                     100%
Penn Racquet Sports Inc.                                          USA                                     100%


4.D. Property, Plants and Equipment

     The following table sets forth information as of December 31, 2001 with respect to the manufacturing, production, warehousing and office facilities used by us in our business:

                                                                                                        Owned /     Area (in square
        Location                                                 Description                            Leased          meters)
-----------------------            ------------------------------------------------------------------  --------         -------

Kennelbach, Austria............    Ski and tennis manufacturing                                        Leased            13,071
                                   Administration, marketing, research and development                 Leased             4,209
Schwechat, Austria.............    Binding manufacturing                                               Owned             12,709
                                   Warehousing                                                         Owned              5,510
                                   Administration, marketing, research and development                 Owned              1,472
Neusiedl, Austria..............    Binding assembly and warehousing                                    Owned              2,973
Maser, Italy...................    Ski boot manufacturing, research and development                    Leased             6,490
Tallinn, Estonia...............    Ski boot and diving products manufacturing                          Owned             28,470
Budejovice, Czech Republic.....    Tennis racquets assembly                                            Owned              4,755
Rapallo, Italy.................    Manufacturing                                                       Owned              2,000
                                   Warehousing, administration, research and development               Owned              4,800
Casarza, Italy.................    Warehousing                                                         Owned              7,300
                                   Manufacturing and warehousing                                       Owned              8,000
Phoenix, Arizona...............    Tennis and racquetball ball administration, manufacturing,          Owned             13,009
                                   research
                                   and development
Mullingar, Ireland.............    Tennis ball manufacturing, warehouse                                Owned              3,094
                                   Administration                                                      Owned                386
                                   Warehouse                                                           Leased               929
                                   Warehouse                                                           Leased               409

     In addition to the facilities described above, we own and lease additional facilities in various areas throughout the world. Our leased facilities have remaining terms generally ranging from one to four years. Substantially all leases contain renewal options pursuant to which we may extend the lease terms in increments of one to four years. We do not anticipate any difficulty in renewing our leases as they expire.

     Management considers our facilities to be well maintained and satisfactory for our operations, and believes that our facilities provide sufficient capacity for our current and expected production requirements.

Environmental Matters

     Our operations are subject to European Union, federal, state and local laws, regulations and ordinances relating to the operation and removal of underground storage tanks and the storage, handling, generation, treatment, emission, release, discharge and disposal of various materials, substances and wastes. The nature of our operations expose us to the risk of claims with respect to environmental matters and we cannot assure you that material costs or liabilities will not be incurred in connection with such claims.

     Based on our experience to date, we believe that future cost of compliance with environmental laws, regulations and ordinances, or exposure to liability for environmental claims, will not have a material adverse effect on our business, operations, financial position or liquidity. However, future events, such as changes in existing laws and regulations, or unknown contamination of sites owned or operated by us (including contamination caused by prior owners and operators of such sites), may give rise to additional compliance costs which could have an adverse effect on our financial condition.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.    Operating Results

Factors Affecting Revenues

     We generate revenues in our principal markets by selling goods directly to retailers and to a lesser extent by selling to distributors. We also receive licensing and royalty income. We recognize revenues for product sales at the time of product shipment. As many of our goods, especially winter sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We typically begin shipment of skis, boots, bindings and snowboard equipment in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet sports and diving product revenues also experience seasonality, but to a lesser extent than winter sports revenues. During the first six months of any calendar year, we typically generate more than half of our racquet sports and diving product revenues, but only about 10% of our winter sports revenues.

     As a manufacturer and distributor of branded sporting goods, our revenues are affected by the overall economic trends of our principal geographic markets, mainly Europe, but also the United States and Japan, as well as changes in consumer preferences. The skiing market declined over the past few years due to a shift in consumer preference from skiing to snowboarding in the early 1990s, an absence in significant product innovation prior to the introduction of the carving ski and the severe decline in the Japanese market caused by the economic difficulties experienced there in recent years. After a slight growth of 2.5% in 2000, the worldwide ski market experienced decline of 2% in 2001. We believe we are currently well positioned in the skiing market as we are at the forefront of the development of carving skis, sales of which have increased to approximately $475 million at wholesale in 2001 from an estimated $40 million in 1995.

     In 2001, we believe, based on our market knowledge and experience, that the worldwide market for tennis racquets remained stable even if some statistics show an increase. This divergence might result from changes in the quantity of third party data. In addition, the worldwide market share of Head tennis racquets increased from 14.7% in 1995 to 25.6% in 2001. In 2001, the worldwide market for diving declined approximately 15%. Most of the decline was attributable to a sharp decline in U.S. travel after September 11th which affected sales of diving equipment.

     Approximately 70% of our annual capital expenditure goes to maintenance of current facilities including the molds, tools and equipment. Some product lines change annually as new products are introduced, while others are in use for several years. We have moved part of our manufacturing to lower labor cost areas, such as ski boots and certain diving products from Italy to Estonia, and we have moved our diving manufacturing and warehousing to a more modern facility located near the prior one. We have financed our capital expenditure from operating cash flows and the disposal proceeds of other factory assets as they are replaced.

     We operate in a multi-currency environment and are subject to currency translation risk and, to a much lesser extent, currency transaction risk. Currency translation risk arises because we measure and record the financial condition and results of operations of each of our subsidiaries in their functional currency and then translate these amounts into our reporting currency. We incur transaction risk whenever one of our subsidiaries enters into a transaction using a currency other than its functional currency. However, we reduce this risk by seeking to match our revenues and costs in each currency.

Factors Affecting Expenses

     We separate our principal expenses into:

        o       cost of sales;

        o       selling and marketing expenses;

        o       general and administrative expenses; and

        o       interest expense.

     The major components of cost of sales are raw materials and payroll and energy expenses related to the manufacturing of our products. Depreciation of our manufacturing equipment and production sites, as well as research and development expenses associated with the development of our products, are also included in this category.

     Selling and marketing expenses are comprised primarily of advertising expenses (including the sponsorship of professional athletes) and payroll expenses related to the selling department. Also included in this category are commission payments to sales teams. General and administration expenses include warehousing expenses and various administrative costs.

     The debt restructuring in 1998 has been accounted for in accordance with SFAS No. 15 and future interest payments associated with restructured debt have been capitalized on our consolidated balance sheets. All future cash payments on such debt will be accounted for as a reduction of debt and no interest expense has been recognized for the period between the restructuring and the repayment of the debt in the fourth quarter 2000. See "-- Treatment of Bank Waivers Under SFAS No. 15."

     As of December 31, 2001, we had approximately $276.8 million (net of restricted portion due to the EC decision) of net operating tax loss carry forwards, primarily in Austria. Austria allows an unlimited carryover of net operating losses. Accordingly, we should be able to utilize these net operating loss carryforwards to lower cash taxes on future taxable income. See Note 21 to the consolidated financial statements. The realization of operating loss carry forwards is ultimately dependent upon our ability to generate future earnings in the respective jurisdictions. There can be no guarantee that we will generate future earnings.

     In connection with ordinary share options granted to officers we have incurred a non-cash compensation expense of approximately $1.4 million and $2.0 million in the 2000 and 2001 fiscal years respectively. As of December 31, 2001, deferred non-cash compensation relating to previously granted stock options amounted to approximately $4.0 million. This amount will be recognized as an expense over the remaining vesting terms of the options. Any further stock option grants will result in additional non-cash compensation expense being recognized.

     Our expenses as reported in U.S. dollars are also affected by movements in the exchange rate of the U.S. dollars against the currencies of the countries in which we manufacture our goods.

     In October 2000, London Films was distributed to Head Sports Holdings N.V., an entity that is ultimately beneficially owned by Johan Eliasch and his family members. As a result, prior years' financial statements have been restated to present London Films as a discontinued operation.

Basis of Presentation

     Most of our revenues are denominated in euro. As our historical consolidated financial statements are reported in U.S. dollars, they are affected by movements in the exchange rate of the U.S. dollar against the euro. Our revenues are also affected by fluctuations in the value of the currency in which the products are sold relative to the value of the currencies of the countries from which the products were shipped.

Critical Accounting Policies and Estimates

     The preparation of our consolidated financial statements required us to make estimates and assumptions that affected reported amounts of assets and liabilities and the results during the reporting period. On an on-going basis, we evaluate our estimates and judgements, including those related to product returns, bad debts, inventories, long-lived assets, income taxes and warranty obligations. The estimates and judgements are based on historical experiences and on various other factors that are believed to be reasonable under the circumstances.

     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     The assessment of long-lived assets for possible impairment requires us to make certain judgements and estimates, including the long-lived values and the estimated cash flows. Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, long-lived assets are reviewed for impairment.

     We provide for the estimated cost of product warranties at the time revenue is recognized. Should real warranty cost differ significantly, revisions to the estimated warranty liability may be required.

     Estimated obsolescence or unmarketable inventory led to write-downs of our inventory to the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by us, additional inventory write-downs may be required.

     We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

Recent Accounting Pronouncements

     On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, which we were required to implement with effect from July 1, 2001 and January 1, 2002, respectively. SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions, which may affect classification and balances of intangible assets.

     The on-going impact will be that goodwill and intangible assets with an indefinite life will no longer be amortized, but instead will be tested at least annually for impairment. The goodwill impairment test will consist of a two-step method. First, each reporting unit's (which generally represents one level below an operating segment) carrying value will be compared to its fair value. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss will be recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as the difference between the reporting unit's fair value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets will require that an impairment loss be recognized equal to the excess of its carrying value over its fair value.

     We adopted SFAS No. 142 on January 1, 2002. In accordance with the new standard, we will cease recognition of $0.1 million in annual goodwill amortization and $1.0 million in annual trademark amortization, as we have determined that our trademarks represent indefinite-lived intangible assets. We expect to complete our transitional impairment test for our trademarks prior to the issuance of our March 31, 2002 quarterly financial statements. We expect to complete step one of our transitional goodwill impairment test by June 30, 2002, and step two by December 31, 2002. Any impairment losses resulting from the transitional impairment tests will be recognized as a change in accounting principle measured as of January 1, 2002.

     In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, for
(1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also amends APB No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of Business, by requiring that operating and disposal gains/losses be recognized in the period incurred. Additionally, SFAS No. 144 expands the separate presentation requirement of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the on-going operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. Adoption of this statement will not have a material impact on our consolidated financial position or results of operations.

Results of Operations

     The following table sets forth each line item of our consolidated statement of operations as a percentage of total revenues for the periods shown:


                                                                                                       Year Ended December 31,
                                                                                                    1999          2000        2001
                                                                                                -----------   -----------  -------
Total revenues.............................................................................       100.0%        100.0%       100.0%
Cost of sales.............................................................................         58.8          57.1         59.7
                                                                                                  -----         -----         ----
Gross profit..............................................................................         41.2          42.9         40.3
Selling and marketing expense.............................................................         24.7          24.5         26.0
General and administrative expense (excluding non-cash compensation expense and
  restructuring charge)...................................................................          9.5           8.4          8.7
Non-cash compensation expense.............................................................            0.1         0.3          0.5
Employee termination and other related costs..............................................            0.4          --           --
                                                                                                  -------       --------     -----
Operating income..........................................................................          6.5           9.7          4.9
Interest expense..........................................................................         (3.6)         (4.7)        (2.9)
Interest income...........................................................................          0.2           0.3          0.2
Foreign exchange gain ....................................................................          1.2           1.9          1.5
Other income (expense), net...............................................................          0.5          (1.0)          0.0
                                                                                                  -----         ------       ------
Income from continuing operations before income taxes and extraordinary items.............          4.8           6.1          3.7
Income tax benefit (expense)..............................................................          9.2           0.5         (1.0)
Share of loss from equity investment, net of tax..........................................          -               -         (0.3)
                                                                                                  -----         -----        ------
Income from continuing operations before extraordinary items..............................         14.0           6.6          2.4
Loss from discontinued operations.........................................................          --          (0.2)            --
Extraordinary gain........................................................................          --            0.5            --
                                                                                                  ----          ------         ----
Net income................................................................................         14.0%          7.0%         2,4%
                                                                                                  =====         =====          ===

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Total Revenues. For the year ended December 31, 2001, total revenues decreased by $6.6 million, or 1.7%, to $392.0 million from $398.6 million in 2000. At comparable exchange rates, total revenues decreased by $1.2 million, or 0.3%. This was mainly caused by lower sales of winter products and diving equipment.

     The following table sets forth revenues for each of our product categories for each of the years ended December 31, 2000 and 2001:


                                                                                             For the Years Ended December 31,
                                                                                             2000              2001     % Change
                                                                                             (in thousands, except percentages)
Product Category
Winter Sports.......................................................................       $144,542          $135,421       (6.3)%
Racquet Sports......................................................................        174,010           180,108        3.5
Diving..............................................................................         72,232            68,480       (5.2)
Licensing...........................................................................          7,855             8,012          2.0
                                                                                         ----------        ----------       ------
  Total revenues....................................................................     $  398,639        $  392,021       (1.7)%
                                                                                         ==========        ==========       =====

     Winter Sports revenues for the year ended December 31, 2001 decreased by $9.1 million, or 6.3%, to $135.4 million from $144.5 million in 2000. Excluding the effect of changes in exchange rates, revenues in Winter Sports decreased by $8.5 million, or 5.9%. We believe that these decreased sales were mainly a result of poor snow conditions in the southern part of Europe, a difficult economic environment in Germany and the continuing weakness of the Japanese market.

     Racquet Sport revenues for the year ended December 31, 2001 increased by $6.1 million, or 3.5%, to $180.1 million from $174.0 million in 2000. Excluding the effect of changes in exchange rates revenues in Racquet Sports increased by $9.0 million, or 5.3%. After experiencing some growth in 1999 and 2000, judging from third party market surveys conducted in all key markets globally, we believe the market remained stable in 2001 as poor weather conditions in certain regions during the peak selling season were offset by market increases in other parts of the world. In this market environment, Racquet Sports experienced growth during the period, the key revenue drivers being an increase in tennis racquet sales, following the launch of Head Intelligence technology in late 2000.

     Diving product revenues for the year ended December 31, 2001 decreased by $3.8 million, or 5.2%, to $68.5 million from $72.2 million in 2000. Excluding the effect of changes in exchange rates, revenues from diving products decreased by $2.0 million, or 2.8%. We believe that the diving market is suffering from both U.S. consumer reaction to the events of September 11th and the general downturn in the economy, which had resulted in fewer people travelling to dive centers and resorts and making corresponding purchases of equipment.

     Licensing revenues for the year ended December 31, 2001 increased by $0.2 million, to $8.0 million from $7.9 million in 2000.

     Gross Profit. For the year ended December 31, 2001, gross profit decreased by $13.1 million to $158.1 million from $171.2 million in 2000. Gross margin decreased to 40.3% in 2001 from 42.9% in 2000. The decline in gross profit reflected both lower sales in Winter Sports and Diving and the conversion of our Footwear business into a licensing arrangement with Romika. The decline in gross margin reflects higher material and energy costs, lower sales quantities as well as the termination of our Footwear business.

     Selling and Marketing Expenses. For the year ended December 31, 2001, selling and marketing expenses increased by $4.4 million to $102.1 million from $97.7 million in 2000. This increase was due primarily to increased advertising expenses incurred in connection with the introduction of the Head Intelligence racquets and Head Snowboard lines as well as an increase in premiums and sponsorship payments reflecting the success of our players.

     General and Administrative Expenses. For the year ended December 31, 2001, general and administrative expenses increased by $0.5 million, or 1.4%, to $34.0 million from $33.5 million in 2000. Of this increase, $0.4 million was attributable to a lower gain on the sale of a building used in operations in Italy than was recorded in 2000.

     We also recorded $1.4 million and $2.0 million for the year ended December 31, 2000 and 2001, respectively, as non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

     In addition, we recorded in the year ended December 31, 2001, $0.6 million of termination benefits and other related costs primarily in respect of employee termination and other related costs associated which in the racquet sports and $0.2 million of expenses in connection with the start up of our distribution operation in UK.

     Operating Income. As a result of the foregoing factors, operating income for the year ended December 31, 2001, decreased by $19.5 million, or 50.4%, to $19.1 million from $38.6 million in 2000.

     Interest Expense. For the year ended December 31, 2001 interest expense decreased by $7.4 million or 39.5% to $11.3 million from $18.6 million in 2000. The decrease was due to the partial repayment of our debts using the proceeds of the initial public offering which took place in October 2000.

     Interest Income. For the year ended December 31, 2001 interest income decreased by $0.2 million or 20.2% to $0.9 million from $1.1 million in 2000. This decrease was due to lower cash on hand during these periods.

     Foreign Currency Exchange. For the year ended December 31, 2001, we recorded a foreign currency exchange gain of $5.8 million, compared to a gain of $7.5 million in 2000. The decrease for the year, compared with 2000 is primarily due to the recognition of foreign exchange gains and losses associated with the Company's U.S. dollar denominated receivables of the Company's European subsidiaries in 2001. We operate in a multi-currency environment and are subject to the effects of fluctuation in exchange rates.

     Other Income. For the year ended December 31, 2001, other income (expense), net increased by $4.2 million to an income of $0.01 million from an expense of $4.2 million in 2000. In 2000 this amount included a one time payment of $3.5 million to the former owner of HTM in June 2000.

     Income Tax Benefit (Expense). For the year ended December 31, 2001, income tax increased by $6.0 million to an expense of $4.0 million from an income tax benefit of $1.9 million in 2000. This increase mainly attributed to an increase of current income tax expense mainly in Austria and Italy in 2001 and the reversal of a valuation allowance on the deferred tax assets associated with tax loss carryforwards in 2000.

     Share of loss from equity investment, net of tax. This represents the Company's share of loss from an equity investment in a distribution company purchased at the end of 2000. For the year ended December 31, 2001 the Company's share of losses from this equity investment was $1.1 million. On December 14, 2001 the Company withdrew its investment and has no further obligations.

     Net Income. As a result of the foregoing factors, for the year ended December 31, 2001, the Company had net income of $9.4 million, compared to net income of $27.8 million in 2000.




Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Total Revenues. For the year ended December 31, 2000, total revenues increased by $9.9 million, or 2.5%, to $398.6 million from $388.8 million in 1999. This increase was primarily due to the consolidation of Penn revenues, which began following its acquisition in May 1999. Excluding the effect of the Penn acquisition and the snowboarding business, total revenues for the year ended December 31, 2000, decreased by $15.0 million or 3.9%, to $373.7 million from $388.8 million in 1999. This decrease was primarily due to the currency translation adjustments resulting from the depreciation of the euro against the U.S. dollar. Excluding the effects of the Penn acquisition, the snowboarding business and changes in the exchange rates, total revenues increased by 6.5% in 2000.

     The following table sets forth revenues for each of the year ended December 31, 1999 and 2000:

                                                                                   For the years ended December 31,
                                                                      ------------------------------------------------------------
                                                                              1999                    2000             % Change
                                                                              ----                    ----             --------
                                                                                          (in thousands, except percentages)
Product category:
Winter Sports......................................................         $151,360                 144,542               (4.5)%
Racquet Sports.....................................................          152,825                 174,010               13.9
Diving                                                                        76,691                  72,232               (5.8)
Licensing..........................................................            7,879                   7,855               (0.3)
                                                                      --------------- ----------------------- --------------------
       Total Revenue...............................................         $388,755                $398,639                2.5%
                                                                      =============== ======================= ====================


     Winter Sports revenues for the year ended December 31, 2000 decreased by $6.8 million, or 4.5%, to $144.5 million from $151.4 million in 1999. This decrease was primarily due to currency translation adjustments resulting from the depreciation of the euro against the U.S. dollar. Excluding the effect of changes in exchange rates, revenues from Winter Sports increased by approximately 8% for the year ended December 31, 2000 compared to 1999 due to an increase in unit sales of 7% in skis, 5% in bindings and 16% in ski boots.

     Racquet Sports revenues for the year ended December 31, 2000 increased by $21.2 million, or 13.9%, to $174.0 million from $152.8 million in 1999. This increase was due primarily to the consolidation of Penn revenues, but was offset by the effect of currency translation adjustments resulting from the depreciation of the euro against the U.S. dollar. Excluding both the effect of the Penn acquisition and of changes in exchange rates, Racquet Sports revenues increased by 7.7% for the year ended December 31, 2000. The increase was due primarily to a 27.4% increase in the number of units of tennis racquets sold, but was partially offset by a decline in sales of footwear.

     Diving product revenues for the year ended December 31, 2000 decreased by $4.5 million, or 5.8%, to $72.2 million from $76.7 in 1999. This decrease was primarily due to currency translation adjustments resulting from the depreciation of the euro against the U.S. dollar. Excluding the effect of exchange rates, revenues from diving increased by 4.3%.

     Licensing revenues for the year ended December 31, 2000 remained stable.

     Gross Profit. For the year ended December 31, 2000, gross profit increased by $10.9 million, or 6.8%, to $171.2 million from $160.3 million in 1999. Gross margin increased to 42.9% in 2000 from 41.2% in 1999. The increase in gross margin was due to better product mix and favorable exchange rate fluctuations, as a portion of our US dollar revenues are generated from products manufactured on a euro cost basis.

     Selling and Marketing Expenses. For the year ended December 31, 2000, selling and marketing expenses increased by $1.8 million, or 1.9%, to $97.7 million from $95.9 million in 1999. This increase was primarily due to increased selling and marketing expenses attributable to the consolidation of Penn.

     General and Administrative Expenses. For the year ended December 31, 2000 general and administrative expenses decreased by $3.4 million, or 9.3%, to $33.5 million from $36.9 million in 1999. Of this decrease, $1.2 million was attributable to the gain on the sale of a building used in operations in Italy. The balance was due to the impact of exchange rate fluctuations as the majority of our general and administrative expenses are paid in euro.

     We also recorded $1.4 million and $0.5 million for the year ended December 31, 2000 and 1999, respectively, of non-cash compensation expense due to the grant of stock options under our existing stock option plan and the resulting amortization of compensation expense.

     Operating Income. As a result of the foregoing factors, for the year ended December 31, 2000, operating income increased by $13.3 million, or 52.8%, to $38.6 from $25.2 million in 1999.

     Interest Expense. For the year ended December 31, 2000, interest expense increased by $4.6 million, or 32.3%, to $18.6 million from $14.1 million in 1999. The increase was due to higher levels of debt resulting from the Penn acquisition in May 1999 and our offering of senior notes in July 1999 as a portion of the proceeds from this offering was used to refinance debt bearing lower interest rates. The increase in interest expense was offset, to a lesser extent, by the repayment of some of our debts following the initial public offering, which took place in October 2000.

     Interest Income. For the year ended December 31, 2000, interest income increased by $0.2 million, or 18.0%, to $1.1 million from $0.9 million in 1999. This change was primarily due to higher cash balances earnings interest.

     Foreign Currency Exchange. For the year ended December 31, 2000, we had a foreign currency exchange gain of $7.5 million, compared to $4.6 million in 1999. This change was due primarily to a continued weak value of the euro and various other currencies against the U.S. dollar. We operate in a multi-currency environment and are subject to the effect of fluctuation in exchange rates.

     Other Income/(Expense). For the year ended December 31, 2000, we had other expense of $4.2 million due primarily to the one time payment to Austria Tabak compared to other income of $1.9 million in 1999 due primarily to a profit resulting from the disposal of a building in Italy in 1999.

     Income Tax Benefit. For the year ended December 31, 2000 we had an income tax benefit of $1.9 million compared to an income tax benefit of $35.9 million in 1999. These tax benefits were due to a reduction in the valuation allowance against deferred tax assets of $38.8 million in 1999 and $5.2 million in 2000.

     Extraordinary Gain/(Loss). For the year ended December 31, 2000 we reported an extraordinary gain of $2.1 million. The gain resulted from release of $3.0 million (net of $1.6 million of tax) of accrued interest expense according to SFAS No.15 following the repayment of our restructured long term loans in October 2000 partially offset by the write-off of $0.9 million of capitalized debt issuance cost in connection with the refinancing of our U.S. subsidiaries in April 2000.

     Net Income. As a result of the foregoing factors, for the year ended December 30, 2000, we had a net income of $27.8 million, compared to $54.4 million in 1999.

5.B. Liquidity and Capital Resources

     Our liquidity needs arise principally from working capital requirements, capital expenditures and asset acquisitions. Historically, our primary sources of liquidity have been cash provided from operating activities and borrowings under various credit facilities.

     Cash generated from operating activities increased from $6.5 million in 2000 to $35.9 million in 2001, mainly due to decreased working capital requirements. In 2001, proceeds from operations were used to purchase property, plant and equipment totalling $15.2 million, to acquire a distribution business for $4.1 million, to acquire an interest in a distribution company for $0.6 million, to pay a dividend to our shareholders of $9.5 million and to purchase treasury stock of $5.4 million.

     As of December 31, 2001, we had $22.1 million in cash and cash equivalents and $64.9 million in unborrowed availability on its credit facilities. In addition, we had working capital, net of cash of approximately $137.7 million, a decrease of approximately $13.6 million from December 31, 2000. The primary fluctuation contributing to this decrease was a net decrease in accounts receivable and inventories resulting from our asset management program.

     Cash generated from operating activities decreased from $28.4 million in 1999 to $6.5 million in 2000, mainly due to increased working capital requirements. In 1999, operating cash was primarily used to purchase property, plant and equipment of $24.1 million, and together with cash on hand, was used to repay debt of $51.5 million. In 2000, proceeds from operating activities, cash on hand and net draws of $25.5 million under lines of credit were used to purchase property, plant and equipment totalling $20.6 million, repay $2.7 million due on a senior loan and to pay a dividend to Head Sports Holdings N.V., which was our sole shareholder at the time, of $15.7 million.

     In September 2000, we generated $134.4 million cash proceeds from our initial public offering, which was used to repay $63.3 million of our lines of credit, to repay our $29.9 million outstanding senior loan, and to repurchase $30.0 million senior notes.

     Given the nature of winter sports, and to a lesser extent racquet sports, our operating cash flow and working capital needs are highly seasonal. See "-- Factors Affecting Revenues." Our need for cash is greater in the third and fourth quarters when cash generated from operating activities, together with draw downs from our bank lines, are invested in inventories and receivables.

     We hedge part of our firm commitments for sales to Japan, Switzerland and Canada through forward contracts and options with Austrian banks. As of December 31, 2001, we had 7 forward contracts on Japanese yen totaling $9.2 million, one Swiss franc forward contract totaling $1.5 million, two Canadian dollar option contracts totaling $1.4 million, five Japanese yen option contracts totaling $3.8 million and six Swiss franc option contracts totaling $2.8 million. We recorded foreign exchange gains of $4.6 million in 1999, $7.5 million in 2000 and $5.8 million in 2001.

     We finance our operations through short- and long-term borrowings under agreements available to us and our subsidiaries as well as other debt. Total debt as of December 31, 2001, was $123.0 million, consisting of short-term borrowings of $53.9 million, other long-term debt of $8.2 million and senior notes of $60.9 million.

     As of December 31, 2001, we had aggregate undrawn credit facilities of $49.9 million under operating credit lines, Japanese bank loans, and other lines of credit. In addition, $15 million was available under the U.S. loan agreement.

     Based upon current operations and our historical results, we believe that our cash flow from operations will be adequate to meet our anticipated requirements for working capital, capital expenditures and scheduled interest payments. We may seek to obtain additional financing in order to pursue our acquisition strategy and we anticipate refinancing the senior notes when they mature in 2006. In the absence of a major economic downturn or a large acquisition, however, we expect that sufficient cash will be available to repay our senior notes when they mature as well as other existing indebtedness even if refinancing is not available. Additional financing may be required to fund unanticipated capital and working capital expenditures and for working capital needs. Although we believe that we will have enough money available to fund our working capital and planned capital expenditures for the next several years, we cannot assure you that we will not require additional financing to expand our operations.

Treatment of Bank Waivers Under SFAS No. 15

     SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings, establishes standards for reporting information about bank waivers received in connection with a debt restructuring. SFAS No. 15 requires that a debtor account for the effects of a restructuring prospectively from the time of the restructuring, and not change the carrying amount of the payable unless the carrying amount exceeds future cash payments (interest and face amounts) specified by the new terms. If total cash payments are less than the carrying amount of the payable at the date of the restructuring, the carrying amount of the payable shall be reduced to an amount equal to the sum of the future interest and principal cash payments, and a gain equal to the amount of the reduction shall be recognized. Thereafter, all cash payments shall be accounted for as a reduction of the carrying amount of the payable and no interest expense shall be recognized for any period between the restructuring and maturity of the payable. As a result of the application of SFAS No. 15, we recognized an extraordinary gain of approximately $58.2 million (net of debt restructuring expenses of approximately $3.6 million) for the year ended December 31, 1998 and $3.0 million (net of $1.6 million in taxes) for the year ended December 31, 2000.

Loan Agreements

     Long-Term Debt. As of December 31, 2001, we had an aggregate amount of approximately $0.6 million long-term debt owed to several Austrian banks. This debt is denominated in euro and had a weighted average interest rate on outstanding borrowings of approximately 4.3% at December 31, 2001. This other long-term debt is payable over several years, with the final payments scheduled in 2005.

     Operating Credit Lines. As of December 31, 2001, we had outstanding debt of $0.3 million with various Austrian banks. The weighted average interest rate on outstanding loans was 6.4% at December 31, 2001.

     Oesterreichische Kontrollbank Aktiengesellschaft. As of December 31, 2001, we had outstanding borrowings under this line of credit of $8.8 million with Oesterreichische Kontrollbank Aktiengesellschaft. The weighted average interest rate on this indebtedness was 3.75% at December 31, 2001. These loans had been made in form of credits for specific exports. The amounts owed are secured by bills of exchange and by the collateral provided under the renegotiated Austria Loan Agreement.

     10 3/4% Senior Notes

     In July 1999, Head Holding issued (euro)100.0 million of 10 3/4% senior notes due 2006. Proceeds from the offering of the senior notes were used to repay existing debt and for general corporate purposes. In October 2000, Head Holding repurchased (euro)30.9 million of these senior notes using part of the proceeds of our initial public offering. As of December 31, 2001, $60.9 million aggregate principal amount of senior notes was outstanding.

     The senior notes are unsecured senior obligations of Head Holding which rank equally with all of Head Holding's existing and future unsecured debt. Head Holding may redeem all or part of the senior notes at any time on or after July 15, 2003 at a redemption price equal to 105.375% of their principal amount at maturity, plus accrued interest, declining to 100% of their principal amount at maturity, plus accrued interest, on or after July 15, 2005.

     U.S. Loan Agreement

     In April 2000, our subsidiaries, Head USA, Inc., Mares America Corporation, Penn Racquet Sports, Inc. and Dacor Corporation, entered into a $20 million, three-year, renewable term Loan and Security Agreement with Fleet Capital Corporation and other financial institutions providing for a revolving loan facility and a letter of credit facility. The agreement is secured by substantially all accounts receivable and inventory of Head USA, Inc., Mares America Corporation, Penn Racquet Sports, Inc. and Dacor Corporation and the Penn trademarks and patents (collectively the "collateral"). At December 31, 2001, $5.0 million were restricted under this agreement. No funds were used under this line of credit as of December 31, 2001.

     Other Long-Term Debt

     As of December 31, 2001, we had outstanding amounts of other long-term debt of $6.5 million with several Italian banks. The weighted average interest rate on borrowings outstanding under the loans was 4.5% at December 31, 2001. These loans terminate until 2009.

     Italian Bank Loans

     As of December 31, 2001, HTM Sport S.p.A., our Italian subsidiary, had drawn an aggregate amount of approximately $17.3 million with various Italian banks. The weighted average interest rates on these credit lines was 5.3% at December 31, 2001. We believe we can redraw amounts under these credit lines after they have been repaid.

     Japanese Bank Loans

     As of December 31, 2001, HTM Sports Japan KK, one of our Japanese subsidiaries, had short-term credit lines with Sumitomo Bank of approximately $19.0 million that are renewed annually. HTM guarantees the payments to Sumitomo Bank in the amount of the outstanding debt. The weighted average interest rate on these loans was 3.0% at December 31, 2001.

     Other Lines of Credit

     As of December 31, 2001, we had outstanding amounts of approximately $8.4 million under other operating lines of credit in France, United States and Canada. The weighted average interest rate on these loans was 4.0% at December 31, 2001.

5.C. Research and Development, Patents and Licenses

     We believe that we are an industry leader in the development of innovative and technologically advanced sports equipment. Our research and development groups identify consumer needs and shifts in consumer preferences in order to develop new product ideas and concepts. In addition, we encourage cross-fertilization of ideas among divisions, which has led to further product innovations. In 2001, 2000 and 1999, we spent approximately $9.5 million, $9.1 million and $9.2 million, respectively, on engineering, research and development and $0.6 million, $0.3 million and $0.4 million, respectively, for patents and licenses. To ensure quality and precision, the majority of our products are designed on our own computer-aided design and manufacturing (CAD/CAM) systems.

5.D. Trend Information

     We operate in mature markets that, after a period of decline, have in the past several years been stable or showing moderate growth in local currency terms. The industry trend has been toward consolidation, which has benefited us because we are a leading company in our core sectors.

     While the slowdown in the U.S. economy in 2002 will have an effect on consumer spending worldwide, we are not expecting a negative impact on sales as compared to 2001. In Europe, our largest market, the economic outlook is for moderate growth. In the United States, the Sporting Goods Manufacturers Association estimates a 2% growth in sales of sports equipment for 2002. In addition, our products are targeted towards sports enthusiasts who, based on available market data, tend to have comparatively high disposable income. We believe that the purchase of new sports equipment among this group tends to be influenced more by product innovation than by economic conditions.

     Revenues Growth and Currency Fluctuations

     While we report our results in U.S. dollars, close to 50% of our revenues are in euros and the majority of our manufacturing is on a euro cost basis. As a consequence, currency fluctuations have an effect upon our reported results. Within a given period, the appreciation of the euro against the dollar will be reflected in higher revenues and costs on a translation basis, and conversely, when it depreciates, we would expect to show lower revenues and costs. Given the current order flow, we expect moderate revenue growth in 2002 in local currency terms, and if the euro remains stable or appreciates against the dollar, we expect that growth to be reflected in our reported revenues.

     Currency fluctuations can also affect gross margins. This is especially true in Winter Sports, where we incur a majority of our costs in the first six months and receive a majority of our revenues in the last six months of the year, and both costs and revenues are primarily euro-based. Accordingly, a strong euro in the first six months, when we incur costs, or a weak euro in the last six months, when we receive revenues, will adversely affect our reported margins on a U.S. dollar basis.

     Product Outlook

     In Winter Sports, we see a significant trend in Europe towards high performance, higher priced equipment, based on an increase in average selling prices. In 2002, re-orders are comparable to previous years. For 2002, we will be concentrating on improving product mix, especially on extending our high end product line, as we expect the consumer preference for high performance sports products to continue. We will extend our integrated line of ski products and concentrate on improving the ski product mix. For those products for which there is high demand, such as our best-selling recently introduced SL 100 bindings, we will focus on increased profitability. We continually introduce new technical features for improved performance, safety and comfort such as new Free Flex systems, the unique safety "ABS" anti-friction toeplates, new and lighter designs of our unique Diagonal safety feature, new integrative solutions with new mounting processes (Railflex System), innovative light-weight constructions, as well as changes in styling and appearance in each two- to three-year product cycle.

     In snowboards, where we have recently introduced the Dimensional Concept technology, we are still outsourcing our products with the exception of step - x4 bindings that are manufactured by Tyrolia.

     In ski boots, where we have renewed in 2001 the high end range, we will maintain our cost efficiency in means of production and concentrate on improving our product mix. In order to reach this goal we are introducing two entirely new lines called ECT (Extra Comfort Technology) and Edge in 2003 that are focused in the middle-high price segment and we can count on the newest (in terms of average age of the projects) collection in the industry.

     In Racquet Sports, we have experienced excellent growth and successful product line extension with both our Intelligence and Titanium series. We expect further growth as we plan to continuously revitalise the top end of the product ranges in tennis, squash and racquetball racquets, introduce a new tennis ball with improved performance characteristics and are confident to subsequently increase distribution breadth (markets with lower Head/Penn penetration) and depth (markets with high distribution coverage for Head/Penn).

     In Diving, we are successfully introducing our products in new geographical areas such as Eastern European countries and Southern Asia, and have improved our manufacturing processes, increased sources of raw materials, and outsourced some processes. In 2002, we expect to see the benefit of these programs in increased profitability.

     Capital Expenditures; Research and Development

     We expect to spend approximately $50 million on investment in property, plant and equipment and $32 million on research and development in the 2002 to 2004 period, primarily for the design and manufacturing of products that are scheduled to be introduced and existing products which we expect to continue selling during the period.

     Strategies for the Future

     Our business strategy is to capitalize on our competitive strengths: our world class brand portfolio, our leading market positions, our product innovation leadership, and our global manufacturing, sourcing, sales, marketing and distribution network. Our goal is to expand our market share while increasing cash flow and profitability through new product introductions, continued cost reductions, further licensing agreements and selective acquisitions.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.    Directors and Senior Management

Management Board and Executive Officers

     Our amended articles of association provide for a Management Board that is charged with our management under the general supervision of the Supervisory Board. Our Management Board currently has three members, whose names and biographies are set forth below along with those of our executive officers. See "Summary of Material Provisions of our Articles of Association and Other Matters -- Management Board."

     The following table sets forth information with respect to our Management Board and executive officers.


              Name                    Age                                  Title
------------------------------     --------       --------------------------------------------------------------
Johan Eliasch................          40         Chairman of the Management Board, and Chief Executive Officer
George F. Nicolai............          49         Member of the Management Board
Ralf Bernhart................          50         Member of the Management Board and Chief Financial Officer
Carlo Contini................          63         General Manager, Ski Boots Division
Claudio Ferrantino...........          55         Executive Vice President, Diving Division
David Haggerty...............          44         President, Penn Racquet Sports
Klaus Hotter.................          46         Executive Vice President, Ski Division
Robert Kosian................          52         Head of Investor Relations
Georg Kroll..................          53         Executive Vice President, Licensing Division
Robert Marte.................          48         Executive Vice President, Racquet Sports Division
Edgar Pollmann...............          57         Executive Vice President, Bindings Division
Robert Soden.................          58         President, Head USA
Helmut Umlauft...............          55         Vice President, Operations, Head Division


     Mr. Johan Eliasch has served as Chairman of the Management Board of HTM and Group Chief Executive Officer since

September 1995 and has been, along with family members, the ultimate beneficial owner of our controlling shareholder, Head Sports Holdings N.V. or predecessors, since January 1996. He has been Managing Director of Head Holding Unternehmensbeteiligung GmbH since September 10, 1998. Since 1991, he has been Chairman of Equity Partners Limited. Mr. Eliasch also serves as a Special Advisor to the leader of the UK Conservative Party and the Shadow Foreign Secretary on European Affairs. Mr. Eliasch is a member of the advisory board of the International Peace Foundation and of the sports advisory board of the Shimon Peres Peace Foundation.

     Mr. George F. Nicolai, born in 1953, has been a member of the management team of MeesPierson Trust B.V. since 1989. After finishing his law degree at the University of Utrecht, he joined Pierson Heldring & Pierson (now Fortis Bank) serving in a variety of executive positions, both in the Netherlands and abroad. He currently also serves as a member of the board of several Dutch subsidiaries of international companies such as Valentino, Telefonica, Spireni plc., Rothschilds, Volvo, National Grid and Pirelli. Mr. Nicolai also serves as chairman of the supervisory board of Optical Technologies B.V. and as chairman of several foundations.

     Mr. Ralf Bernhart has served as the Chief Financial Officer of HTM and Head Sport AG since March 1996. He was a member of the HTM Supervisory Board in 1995 prior to becoming a member of the HTM Management Board in 1996. He has been a Managing Director of Head Holding Unternehmensbeteiligung GmbH since July 19, 1999 and in October 2000, he became a member of the Management Board of Head N.V. Prior to joining HTM, from 1990 to 1995, Mr. Bernhart was a member of the Executive Board of Hafslund Nycomed Pharma AG, Austria, a leading pharmaceutical company.

     Mr. Carlo Contini has served as Managing Director of HTM Sport S.p.A. since 1996 and manages the ski boots division of HTM. From 1990 to 1996, he served as the marketing director for the Mares division of HTM.

     Mr. Claudio Ferrantino has worked at HTM Sport S.p.A. since 1973 and served as President since 1991. Mr. Ferrantino currently manages the diving division of HTM and previously served as ski/tennis distribution manager. He has served as Chairman of Mares America Corp. USA since 1995.

     Mr. David Haggerty was named President of Head/Penn Racquet Sports in January 2001. From January 1999 until taking this position, he was chief operating officer of Head USA, and Vice President/General Manager of Head USA Racquet Sports from August 1998 until January 1999. Mr. Haggerty was President of Dunlop Sports from August 1996 to August 1998 and President of Dunlop Slazenger Racquet Sports from October 1994 to August 1996. From 1980 to 1993, he held various management positions with Prince Sports Products, Inc.

     Mr. Klaus Hotter has served as Vice President of Head Sport AG since 1986 and manages the ski division of HTM. He managed European distribution at Blizzard from 1981 to 1986.

     Mr. Robert Kosian has served as Head of Investor Relations since 2001 and Head of Corporate Development of Head N.V. from January 1999. From 1991 until joining Head Holding, he was employed by Citicorp, Inc. or its affiliates and from 1997 was a Director in the Corporate Finance Division of Citicorp Securities, Inc.

     Mr. Georg Kroll has served as Vice President of Head Sport AG since 1990. In 1996, he became the Division Manager for Licensing and International Trade. From 1990 to 1995, he was the Division Manager for the Footwear Division of HTM.

     Mr. Robert Marte has served as Vice President of Head Sport AG since 1987. He manages the Racquet Sports Division of HTM. He began with HTM in 1980 as product manager.

     Mr. Edgar Pollmann has served as General Manager of the Tyrolia bindings division of HTM since 1996. From 1995 to 1996, he was an industrial consultant for HTM responsible for the restructuring and turn-around program. Prior to joining HTM, he served as Managing Director of Steyr Auto GesmbH (the national importer and distributor of Fiat, Lancia and Alfa Romeo automobiles) from 1981 to 1993 and as industrial consultant for various companies from 1994 to 1995.

     Mr. Robert Soden has served as President of Head USA since January 1999. From 1992 to 1998, he served as President and Chief Executive Officer of Salomon North America, Inc. Prior to 1992, he served in various senior management positions for consumer leisure product companies.

     Mr. Helmut Umlauft has served as Vice President of Head Sport AG since 1971. He is the Head of Operations of the Head ski and tennis divisions.

Supervisory Board

     The Supervisory Board is responsible for overseeing our Management Board and the general course of affairs of our business. Our Supervisory Board currently has five members, whose names and biographies are set forth below. See "Summary of Material Provisions of our Articles of Association and Other Matters -- Supervisory Board."

     The following table sets forth information with respect to our Supervisory Board.

     Name                         Age                     Title
----------------------    ------------------    --------------------------------
William S. Cohen...             61             Member of the Supervisory Board

Christoph Henkel...             44             Member of the Supervisory Board
Rene C. Jaggi......             53             Chairman of the Supervisory Board
Viktor Klima.......             54             Member of the Supervisory Board
Karel Vuursteen....             60             Member of the Supervisory Board


     Mr. William S. Cohen has been a Member of the Supervisory Board of Head N.V. since May 2001. He is currently the Chairman and CEO of The Cohen Group, an international strategic business consulting firm based in Washington, DC. He is also a co-director at Empower America, a prominent public policy advocacy group and chairman of the William S. Cohen Center for International Policy and Commerce at the University of Maine. Secretary Cohen has other directorships with NASDAQ, Velocity Express, IDT and Cendant Corporation Inc. He is a former U.S. Defense Secretary and has served in both the U.S. Senate and House of Representatives.

     Mr. Christoph Henkel has been a Member of the Supervisory Board of HTM since 1996. He also is a member of the Board of Directors of Clorox Corp. and of Henkel Corp. /USA and of Cineville Inc., a film production company. Throughout the 1990s, Mr. Henkel has held various marketing positions at Henkel KGaA, one of the world's largest consumer goods companies. In 1989, he became a member of the Shareholders Committee of Henkel KGaA, becoming its Vice Chairman in 1994.

     Mr. Rene C. Jaggi has been Chairman of the Supervisory Board of HTM since 1996. He has owned and operated Jstracon AG since 1992, which has controlling interests in Romika GmbH, Sport Gerspach AG, John Valentine Fitness Club Basel AG and Hotel Palace AG. He has also been the Chairman of the Board of Directors of StairMaster from June 1999 until 2001 and the President of the Football Club Basel since October 1996. Mr. Jaggi was formerly the Chief Executive Officer of adidas from 1986 to 1991.

     Mr. Viktor Klima served as Chancellor of the Republic of Austria from January 1997 until his resignation February 2000. In this capacity Mr. Klima held the Presidency of the European Union in the second half of 1998. Prior to serving as Chancellor, he served as Minister of Finance 1996-97 and Minister of Economy 1992-96. Prior to his political career, he was a member of the management board of the OMV oil company, responsible for finance, capital markets and acquisitions. Prior to this position he held various management positions within OMV. Mr. Klima took up a senior management position with Volkswagen in October 2000.

     Mr. Karel Vuursteen is the chairman of the executive board of Heineken N.V. Prior to joining Heineken, he worked for Philips for 23 years, serving in a variety of executive positions. Mr. Vuursteen also serves as director of Gucci Group N.V., Netherlands; Nyenrode University , Netherlands; AB Electrolux, Sweden; Randstad Holding N.V., Netherlands; and De Nederlandse Staatsloterij, Netherlands. Mr. Vuursteen is also Chairman Advisory Council ING Group N.V., Netherlands; and Chairman Stichting Het Concertgebouw Fonds, Netherlands.

6.B. Compensation

     For the year ended December 31, 2001, the aggregate compensation paid by us to our executive officers, Management Board members and Supervisory Board members was $3.9 million. The expense for accrued compensation was $0.2 million. Under the Head Tyrolia Mares Group Executive Stock Option Plan 1998 described below under "Stock Option Plans," we have issued options to purchase an aggregate of 1,699,392 depositary receipts representing ordinary shares to some of our executive officers and Supervisory Board members. Stock-based compensation amounted to $1.0 million for the year ended December 31, 2001. Options vest over a period of four years and are subject to the Company meeting specified earnings performance targets during this period. These options will be exercisable beginning on January 1, 2002, but the shares are subject to a lock-up until October 3, 2002. Each option may be exercised for a nominal price.

     Under the Head N.V. Executive Stock Option Plan 2001 described below under "Stock Option Plans", we have issued options to purchase an aggregate of 3,275,486 depositary receipts representing ordinary shares to some of our executive officers and Supervisory Board members. For the year ended December 31, 2001, stock-based compensation amounted to $0.6 million. The exercise price for all stock options granted under the 2001 Plan was fixed at inception of the Plan. The vesting period varies from 0 to 6 years.

     The total amount accrued by the Company and its subsidiaries to provide pension, retirement or similar benefits was $1.1 million for the year ended December 31, 2001.

6.C. Board Practices

     We do not have an audit or remuneration committee.

6.D. Employees

     The table below shows the number of employees by geographic location at the years ended December 31, 1999, 2000 and 2001:

                                    For the years ended December 31,
                             -----------------------------------------------
                                   1999            2000              2001
                             -------------    ------------    --------------

Location

Austria...............                965           1,024               919
Italy.................                439             427               454
Other (Europe)........              1,060           1,068             1,007
North America.........                486             478               454
Other  ...............                 40              41                42
                             -------------    ------------    --------------
       Total                        2,990           3,038             2,876
                             =============    ============    ==============

6.E. Share Ownership

     Johan Eliasch and his family members beneficially own entities that control 95.5% of Head Sports Holdings N.V. Head Sports Holdings N.V. owns 19,033,244 ordinary shares, or 47.8% of our issued and outstanding shares as of March 1, 2002 and is eligible to receive all options issued under the 1998 Plan that do not vest to current participants in the 1998 Plan. None of the remaining officers and directors own or hold options under which the underlying shares amount to one percent or more of the Company's share capital.

     The exercise price for all stock options granted under the 1998 Plan was fixed at inception of the Plan and increases at the rate of 10% per annum until the options are exercised. As of December 31, 2001, the exercise price was $0.26. Options generally are vested over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the 1998 Plan will not be exercisable prior to the end of the two year lock-up period following the initial public offering completed on October 3, 2000. Options have a maximum term of 10 years. The weighted average remaining contractual life of the outstanding stock option is 5.7 years, and no options are exercisable under the 1998 Plan.

     The exercise price for all stock options granted under the 2001 Plan was fixed at inception of the Plan at $4.31. The vesting period varies from 0 to 6 years. Johan Eliasch, our Chairman and Chief Executive Officer, received 1,426,470 options under this grant, which vested immediately. Options have a maximum term of 10 years. The weighted average remaining contractual life of the outstanding stock option is 9.8 years, and 1,551,480 options are exercisable under the 2001 Plan.

     As of December 31, 2001, no other shares were available for grant under the 2001 Plan.

Stock Option Plans

The Stichting Head Option Plans

     We have established a Dutch foundation, the Stichting Head Option Plan (the "Stichting"), the Board of which is controlled by Mr. Eliasch in his capacity as sole director, that holds certain of our ordinary shares and issues depositary receipts to our employees and other third parties. The Stichting is the shareholder and therefore votes, collects dividends on behalf of the holders of depositary receipts and may also buy and sell shares in its own name and for its own account. Holders of the depositary receipts issued by the Stichting have no voting rights. The Stichting's sole corporate body is its Board; it does not have any members or shareholders. The named Administrator, Mr. Eliasch, decides on the composition of the board and has the sole power to appoint any successor administrator.

     Options are granted by means of an agreement between the participant, the Stichting and us. Upon the exercise of an option, the option price is paid to us, and we issue the shares or transfer to the Stichting listed shares that we have purchased, which issues the same number of depositary receipts to the participant. Holders of depositary receipts are entitled to proceeds of the sales of their shares upon request to the Stichting. However, a lockup on such shares is in effect for two years following the initial public offering on October 3, 2000.

     As of December 31, 2001, the Stichting had rights to acquire 4,219,162 ordinary shares at the exercise price, to enable the Stichting to issue depositary receipts representing ordinary shares upon the exercise of options. As of December 31, 2001, 2,041,300 shares have been acquired by the Stichting.

1998 Stock Option Plan

     In November 1998, our Management Board approved the Head Tyrolia Mares Group Executive Stock Option Plan. The 1998 Plan calls for the grant of options to officers and key employees to purchase for a nominal fee depositary receipts representing ordinary shares of Head N.V. The Plan provides for the issuance of a maximum aggregate number of options equal to 10% of the then outstanding shares of Head N.V., on a fully-diluted basis, subject to adjustments upon the occurrence of a stock split or dividend or in the event of a merger, reorganization or other similar event.

     Upon exercise of the options, option holders receive depositary receipts rather than shares in the Company. Depositary receipts issued under the 1998 Plan will be administered by the Stichting. Holders of depositary receipts may, upon request, receive from the Stichting the proceeds from the sale of their shares. However, a lock-up period is in effect for two years following the initial public offering on October 3, 2000.

     Options granted under the Plan vest over a four-year period, each year being a "performance period", and may each be exercised at a nominal price within a period of 10 years from the date of grant. With respect to each "performance period", the options vest depending on the participant's performance, expressed as the "overall performance percentage" (as defined in the 1998 Plan). For purposes of determining such overall performance percentage, the administrator of the 1998 Plan has determined, for each participant and for each performance period, performance targets which comprise a minimum target, a maximum target and a relative target weight. The exercise period for options which vest prior to January 1, 2002, will begin on January 1, 2002. The exercise period for options which vest after January 1, 2002, will begin at the date of vesting.

     Under the 1998 Plan, options to purchase 2,278,394 depositary receipts have been granted, including options to purchase 14,544 depositary receipts to members of our Supervisory Board. No further options will be granted by Head N.V. to the Stichting under the 1998 Plan.

2000 Stock Option Plan

     In August 2000, our Management Board adopted the Head N.V. Executive Stock Option Plan 2000, but that plan has not been implemented.

2001 Stock Option Plan

     In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 (the "2001 Plan"). The 2001 Plan provides for grants of stock options to officers and employees of Head N.V. and its subsidiaries to purchase for $4.31 depositary receipts representing ordinary shares of Head N.V. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the 2001 Plan. Upon exercise of the options, option holders receive depositary receipts rather than shares in the Company. Depositary receipts issued under the 2001 Plan will be administered by the Stichting. Holders of depositary receipts may, upon request, receive from the Stichting the proceeds from the sale of their shares.

     The exercise price for all stock options granted under the Plan was fixed at inception of the 2001 Plan. The vesting period varies from 0 to 6 years. All options that have been vested shall become immediately exercisable. Johan Eliasch, our Chairman and Chief Executive Officer, received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2001, no other shares were available for grant under the 2001 Plan.


ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

     Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by certain legal entities of which Johan Eliasch and his family members are the ultimate beneficial owners. Prior to the initial public offering on October 3, 2000, Head Sports Holdings N.V. held 96.0% of our issued and outstanding shares. Head Sports Holdings N.V. controlled 47.8% of our issued and outstanding shares as of March 1, 2002. Head Sports Holdings N.V. does not have different voting rights from other shareholders. No other single shareholder holds 5% or more of our issued and outstanding shares.

7.B. Related Party Transactions

     On June 15, 1999, entities controlled by the Company's principal shareholder, chairman and chief executive officer contributed all of the outstanding share capital of London Films Ltd., valued at the date of contribution at $20.5 million, to the Company. The transaction was accounted for on an "as if pooling" basis and, accordingly, the combined financial statements were presented for all periods in which common control existed. The Company issued 4,227,820 shares against this contribution in kind. London Films Ltd., a company duly established in London, U.K., owns or has the rights to over 125 feature films and television programs, which it markets on a worldwide basis.

     In August 2000, the Company granted an option to receive all outstanding shares of London Films Ltd. as a shareholder distribution to Head Sports Holdings N.V., an entity beneficially owned by Johan Eliasch and his family members. On October 31, 2000, London Films Ltd. was distributed in accordance with this option. London Films had net assets of $0.6 million at the time the shares were distributed. As a result, London Films is presented as a discontinued operation in our financial statements for the years ending December 31, 1998, 1999 and 2000.

     In September 2000, we concluded a management agreement with Mr. Johan Eliasch, our Chairman and Chief Executive Officer, with respect to the management activities carried out by Mr. Johan Eliasch for the benefit of our company. In accordance with this management agreement, Mr. Johan Eliasch will receive an annual compensation of (euro)545,000 and a reimbursement of all reasonable business expenses.

     The Company receives administrative services from a corporation which is owned by the majority shareholder of the Company. Administrative expenses paid to this entity amounted to approximately $0.6 million, $0.2 million and $1.2 million for the years ended December 31, 1999, 2000 and 2001.

     The Company has signed a five year agreement for Romika GmbH to license the Head Performance Footwear brand covering athletic, outdoor and casual shoes and boots. The license period begins January 1, 2002. Mr. Rene C. Jaggi, who owns and leads Romika GmbH, is also the current Chairman of the Head N.V. Supervisory Board.

7.C. Interests of Experts and Counsel

     Not applicable.

ITEM 8: FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

     8.A.1      See Item 18.

     8.A.2      See Item 18.

     8.A.3      See Report of Independent Accountants, page F-1.

     8.A.4      Not applicable.

     8.A.5      Not applicable.

     8.A.6      See Note 25 to the Financial Statements.

     8.A.7      Legal or Arbitration Proceedings

     From time to time, we are party to lawsuits and proceedings in the normal course of our business. We do not believe that we are currently party to any lawsuits or proceedings that will have a material effect on our financial condition or results of operations.

     8.A.8.     Dividend Policy

     Under Netherlands law, we may only pay dividends on our shares if we maintain minimum paid-up share capital and reserves. If our shareholders decide to pay cash dividends on our ordinary shares, we expect to pay these dividends in euros.

     While we currently intend to retain future earnings to finance operations, we will evaluate our dividend policy annually in light of results. Dividend distributions are decided at shareholders' meetings based on proposals made by the Management Board. However, our controlling shareholder will control a majority of votes and therefore will be able to effectively set dividend policy.

     Our amended articles of association provide for the issuance of preference shares, which carry preferential dividend rights. No preference shares have been issued.

     Cash dividends payable to holders of ordinary shares listed on the New York Stock Exchange will be paid to The Bank of New York which will convert the dividends into U.S. dollars at the rate of exchange applicable on the date such dividends are paid, for disbursement to such holders. Cash dividends payable to holders of ordinary shares listed on the Vienna Stock Exchange will be paid to Bank Austria AG in euros for disbursement to holders. Any dividend payments would be subject to Netherlands statutory withholding taxes.

ITEM 9: THE OFFER AND LISTING

9.A. Offer and Listing Details

     The total nominal value of our issued share capital is (euro)7,964,135.40 and consists of 39,820,677 ordinary shares of (euro)0.20 each.

     Our shares were listed on the New York Stock Exchange and the Vienna Stock Exchange on September 28, 2000 in connection with our initial public offering.

     The chart below shows the high and low market prices of our ordinary shares each month on each exchange since listing:

                                       NYSE               Vienna Stock Exchange
                                       ----               ---------------------
                               (amounts in dollars)       (amounts in euros)
                                  High      Low              High    Low
                                  ----      ---              ----    ---
September, 2000 (from 9/28)      8.2500   7.5625           11.2000  8.5000
October, 2000                    7.8750   4.7500            9.7800  6.2000
November, 2000                   6.2500   4.2500            7.4000  5.2000
December, 2000                   6.0800   4.7500            7.1000  5.6800
January, 2000                    5.9900   5.2100            6.2600  5.6500
February, 2001                   5.8500   5.0000            6.4500  5.6000
March, 2001                      5.1300   3.8200            5.9000  4.5100

April 2001                       4.3800   3.8900            4.9000  4.5000
May 2001                         4.6500   3.9500            5.3200  4.3200
June, 2001                       4.3000   3.7900            5.2000  4.5000
July, 2001                       4.6700   3.5800            5.2000  4.1500
August, 2001                     4.6000   4.3000            5.1500  4.5000
September, 2001                  4.3500   3.3000            4.8400  3.6000
October, 2001                    3.6000   3.3000            4.2000  3.6100
November, 2001                   3.4000   3.1100            3.7000  3.1500
December, 2001                   3.6000   3.1500            3.7600  3.3600
January, 2002                    3.5400   3.2600            3.8300  3.5200
February, 2002                   3.5000   3.3000            3.8800  3.6100
March, 2002                      3.3900   3.2000            3.7500  3.5200


9.B. Plan of Distribution

     Not applicable.

9.C. Markets

     The ordinary shares were listed on the New York Stock Exchange on September 29, 2000 and are available in registered form only. Our shareholders register is maintained in New York, by The Bank of New York, our U.S. transfer agent and registrar. All of the New York Stock Exchange shares are represented by a single global share certificate held through the Depository Trust Company and registered with our transfer agent and registrar in the name of Cede & Co., the nominee of DTC.

     Ordinary shares are available on the Vienna Stock Exchange in bearer form only and represented by a single global share certificate, which we have deposited with Oesterreichische Kontrollbank Aktiengesellschaft ("OeKB"), as custodian. The ordinary shares in bearer form can only be transferred in book-entry form. All ordinary shares are listed on the Vienna Stock Exchange; however, only the Vienna Stock Exchange shares may be traded on that market.

     The Vienna Stock Exchange is operated by a stock corporation, the Wiener Borse AG, based on a license issued by the Federal Ministry of Finance. Members of the Exchange include banks and investment firms. The supervising authorities are the Federal Securities Authority (Bundes-Wertpapieraufsicht) and the Federal Ministry of Finance. The latter supervises the legality of the Vienna Stock Exchange's resolutions and of its organization primarily by way of an authorized exchange commissioner appointed by the Ministry. The Federal Securities Authority monitors the prevention of insider trading, fairness in trading and market-related aspects.

9.D. Selling Shareholders

     Not applicable.

9.E. Dilution

     Not applicable.

9.F. Expenses of the Issue

     Not applicable.

ITEM 10: ADDITIONAL INFORMATION

10.A. Share Capital

      Not applicable.

10.B. Memorandum and Articles of Association

Corporate Purpose

     Article 3 of our amended articles of association provides that we may perform all acts and do all things (as long as these are not prohibited by law), such as operate all kinds of businesses, hold, participate in, manage and finance other enterprises and companies, borrow money and provide security therefor and provide security for the debts of others and do all that is connected with the foregoing or may be conducive thereto including owning, leasing or obtaining licenses for real and intellectual properties, all which is to be interpreted in the widest sense. The Company's file number is 24286737 in Rotterdam at Kamer van Koophandel, Rotterdam.

Ordinary Shares

     Form. All our ordinary shares may be either in registered or bearer form. All our ordinary shares are listed both on the New York Stock Exchange and the Vienna Stock Exchange. However, ordinary shares are available on the Vienna Stock Exchange only in bearer form and on the New York Stock Exchange only in registered form.

     Our ordinary shares in bearer form are represented by a single global bearer share certificate, which we will deposit with OeKB as custodian. Ordinary shares in bearer form can only be transferred in book entry form. Other than the single global share certificate, no separate share certificates representing our ordinary shares in bearer form will be issued. Our ordinary shares listed on the New York Stock Exchange are held through The Depository Trust Company ("DTC") and be registered in the name of Cede & Co, the nominee for DTC.

     Holders of registered ordinary shares are entered in our shareholders register. At the request of a shareholder a share certificate (consisting of a "mantel" main part only) may be issued for registered ordinary shares. At such request, we will, without a fee, issue a non-negotiable extract from the shareholders' register in the name of the holder unless a certificate has been issued for such holder's registered ordinary share. A deed of transfer together with our acknowledgement in writing (or service on us of this deed) is required to transfer registered ordinary shares.

     Voting Rights. Each ordinary share represents the right to participate and to cast one vote at a general meeting.

     Dividends. Each ordinary share is entitled to the same amount of dividend if one is declared.

     Liquidation Rights. Upon liquidation, each holder of ordinary shares shall be entitled to the balance remaining after satisfaction of all our debts and, to the extent that preference shares have been issued, after an amount equal to any previously declared but unpaid dividend and the paid-up amount of such preference shares has been distributed to the holders of preference shares, in proportion to the total number of ordinary shares held by each of them. Any dissolution or liquidation is subject to applicable provisions of Dutch law.

     Preemptive Rights. Unless restricted or limited and except for issues of ordinary shares in return for non-cash consideration and ordinary shares issued to our employees or employees of any of our group companies, holders of ordinary shares generally will have preemptive rights to subscribe for their pro-rata amount of all new ordinary share issuances. However, pursuant to the amended articles of association, all (at the moment of the amended articles of association taking effect) authorized but unissued ordinary shares may be issued by the Management Board and the preemptive rights associated with all currently authorized capital may be limited or excluded by the Management Board. This authority has been extended by resolution of the shareholders and will end on May 28, 2006, unless further extended by an amendment of the articles of association or by a resolution of the shareholders for a period of not more than five years in each instance. When extending the authority of our Management Board to issue shares and to limit or exclude preemptive rights, the general meeting of shareholders shall determine the number of shares which may be issued or affected as well as the date when this authorization shall expire.

Preference Shares

     Preference shares may be issued as a preventive measure against unfriendly takeover bids. The minimum amount required to be paid on the preference shares upon issuance is 25% of the nominal amount issued. In the event of a hostile takeover bid, preference shares may be issued to a legal entity charged with caring for our interests and preventing influences that may threaten our continuity, independence or identity. Holders of preference shares do not share in our reserves and such shares are not listed. The preference shares will be registered shares and share certificates will not be issued. Preference shares can be issued in the same way as ordinary shares, but carry no preemptive rights. Preference shares and ordinary shares have equal voting rights at a general meeting of shareholders. Holders of preference shares will be paid a cumulative annual dividend calculated on the basis of the deposit interest rate of the European Central Bank to the paid up part of their nominal value. To the extent there are distributable profits, the preferential dividend shall be paid first. An allocation of profits to the reserves or the payment of a dividend to holders of ordinary shares may only be effected from the remaining distributable profits.

     Authorized but unissued preference shares may be issued by the Management Board, which is also authorized to grant rights to subscribe for such shares. Unless extended by the amendment of our articles of association or by resolution of the general meeting of shareholders for a period of five years in each instance, these authorizations will end in 2006, five years after the date of the last Annual General Meeting of the Company when the authority of the Management Board was extended by resolution of the shareholders.

     Voting and other rights. Persons who are not DTC participants may beneficially own ordinary shares held by DTC only through direct or indirect participants in DTC. So long as Cede & Co., as the nominee of DTC, is the registered owner of ordinary shares, DTC for all purposes will be considered the holder of such shares. Accordingly, any person owning a beneficial interest in New York Stock Exchange shares held through DTC must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a shareholder. We understand that, under existing industry practice, in the event that an owner of a beneficial interest in New York Stock Exchange shares held through DTC desires to take any action that DTC, as the registered shareholder, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners holding interests through such participants to take such action or would otherwise act upon the instructions of beneficial owners holding interests through them.

Acquisition of Our Own Shares

     We may acquire our own shares subject to the provisions of Dutch law. Provided they are fully paid up, we may acquire our own shares for consideration if:

        o our shareholders' equity less the payment required to acquire the shares does not fall below the sum of the paid-up and called portion of our share capital and any statutory reserves; and

        o we and our subsidiaries would thereafter not hold, or hold in pledge, shares with an aggregate nominal value exceeding 10% of our issued share capital.

     Shares held by us in our own capital as treasury stock may not be voted or counted for quorum purposes at shareholders' meetings.

Obligations to Disclose Holdings

     Pursuant to the Dutch Act on Disclosure of Holdings in Listed Companies 1996 (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996), any holder of 5% or more of our issued capital or voting control at the time our ordinary shares are admitted to listing on the Vienna Stock Exchange must notify both us and the Securities Board of The Netherlands within four weeks. Moreover, anyone acquiring or transferring our ordinary shares after they are admitted to listing on the Vienna Stock Exchange that causes the holder's percentage of our issued capital or voting control to fall into one of the following ranges or changes from one range to another must also notify us and the Securities Board of The Netherlands. The ranges are:

        o       0 to 5%,

        o       5 to 10%,

        o       10 to 25%,

        o       25 to 50%,

        o       50 to 66 2/3%, and

        o       66 2/3% or more.

     The Securities Board of The Netherlands discloses information to the public by publication in a newspaper distributed throughout The Netherlands. If disclosure is required, failure to disclose one's shareholding is an offense that may result in civil sanctions, including suspension of voting rights and criminal and administrative sanctions, including the imposition of fines.

     The Dutch 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995) provides for an additional notification duty for shareholders holding a direct or indirect interest in more than 25% of the capital in a listed company. These shareholders are obliged to notify the Securities Board of The Netherlands of any and all transactions they enter into with respect to our securities. If a shareholder with a greater than a 25% interest is a legal entity and not an individual, the obligation is extended to the managing directors and supervisory directors of the legal entity.

The Stichting Head Option Plan

     The Stichting has the power to nominate all members of the Management Board, appoint one-third of the Supervisory Board and nominate the remaining members of the Supervisory Board. The existence of the Stichting is perpetual, and control of the Stichting's Board of Directors may be passed to Mr. Eliasch's affiliates or family members but may not otherwise be transferred. The aforementioned rights of the Stichting shall cease and shall revert to the Supervisory Board in the case of a change of control of the Stichting, which is defined in our articles of association as an event following which Mr. Eliasch or his affiliates or family members fail to possess the power to direct management and policies of the Stichting, whether through the ownership of voting securities or by contract or otherwise, or in the event Mr. Eliasch or his affiliates or family members fail to beneficially own any shares in the company. Upon a change of control of the Stichting and when Mr. Eliasch fails to beneficially own any shares in the company, all members of the Supervisory Board are appointed by our shareholders.

Management Board

     As a public company with limited liability organized under the laws of The Netherlands, our business is carried out primarily by a Management Board and by executive officers appointed by our Management Board. Members of the Management Board are appointed by our shareholders at a general shareholders' meeting from a list of nominees drawn up by the Stichting. Our shareholders may however decide at a general shareholders' meeting, by a resolution adopted by a two-thirds majority vote, that a given list of nominees drawn up by the Stichting will not be binding. In the event the Stichting makes a non-binding nomination, our shareholders may at a general shareholders' meeting elect persons to the Management Board not nominated by the Stichting by a resolution adopted by the affirmative vote of two-thirds of the votes cast. Any member of the Management Board may be suspended or removed from the Management Board at any time by a majority vote of our shareholders at a general meeting of shareholders. However, any suspension or removal not proposed by the Stichting may only be decided at a general shareholders' meeting by a resolution adopted by a two-thirds majority vote. The Management Board is authorized to represent us, as is the Chairman of the Management Board acting alone.

Our articles of association state that our Management Board shall consist of one or more members. The aforementioned rights of the Stichting shall cease as described above. Decisions of the Management Board are adopted by a simple majority of votes caste.

Supervisory Board

     Our Management Board is overseen by a Supervisory Board consisting of at least three members, which also oversees the more general course of our business. Up to one-third of the members of the Supervisory Board are appointed by the Stichting. The other members of the Supervisory Board are appointed by our shareholders at a general shareholders' meeting from a list of nominees drawn up by the Stichting. Our shareholders may however decide at a general shareholders' meeting, by a resolution adopted by a two-thirds majority vote, that a given list of nominees drawn up by the Stichting will not be binding. In the event the Stichting makes a non-binding nomination, our shareholders may at a general shareholders' meeting elect persons to the Supervisory Board not nominated by the Stichting by a resolution adopted by the affirmative vote of two-thirds of the votes cast. Any member of the Supervisory Board appointed by the Stichting may be suspended or removed from the Supervisory Board by the Stichting at any time. Members of the Supervisory Board appointed by the general shareholders' meeting may be suspended or removed from the Supervisory Board at any time by a majority vote of our shareholders at a general meeting of shareholders. However, any suspension or removal not proposed by the Stichting may only be decided at a general shareholders' meeting by a resolution adopted by a two-thirds majority vote. The aforementioned rights of the Stichting shall cease as described above. Our Supervisory Board may agree, with the approval of the Management Board, that specific Management Board resolutions be subject to the Supervisory Board's approval. No resolutions are specified in our articles of association that require Supervisory Board approval.

     Under Dutch law, members of the Supervisory Board may not be re-appointed after their seventy-second birthday.

Indemnification of Management Board and Supervisory Board Members

     Our articles of association require that we indemnify any person who is or was a member of our Management Board or Supervisory Board and who was, is or is threatened to be made a party to, any action, suit or similar proceeding, by reason of the fact that he or she is or was a Management Board or Supervisory Board member. This indemnification generally covers all expenses, attorneys fees, judgements, fines and amounts paid in settlement actually and reasonably incurred by the indemnified person in connection with the relevant action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. Whether the indemnified person acted in such a manner is determined by us.

Shareholders' Meetings

     We are required to hold a general shareholders' meeting annually. Shareholders' meetings will also be called if convened by our Supervisory Board or Management Board. Unless otherwise required by law or our amended articles of association, decisions of our general meeting of shareholders may be adopted by a majority of the votes cast. However, except that resolutions regarding extraordinary transactions, including amendment of our articles of association, legal merger or split-up of our company can only be adopted upon a proposal of the Management Board, after approval of the Supervisory Board, and requires a special majority as described herein. A resolution to dissolve our company can only be adopted upon a proposal of the Management Board, after approval of the Supervisory Board, and requires an affirmative vote of three quarters of the votes cast.

     Shareholders meetings will be held in The Hague, Amsterdam, Rotterdam or Haarlemmermeer (Schiphol Airport) and chaired by the Chairman of our Supervisory Board. A holder of registered shares or his attorney wishing to attend a general meeting of shareholders should notify the Management Board in writing of his intention. Such notice must be received by the Management Board not later than on the date mentioned in the notice of the meeting. The 2002 Shareholders meeting will be held on May 28, 2002.

     For holders of bearer shares, attendance and exercise of voting rights are subject to certain conditions. In particular, only those shareholders who register in time and deposit their bearer shares until the end of the general meeting with the depositary bank nominated by us or any other credit institution specified in the notice of the general meeting are entitled to attend and cast votes in a general meeting. Bearer shares are equally deemed to have been properly deposited if with the consent of the depositary bank, they are deposited in safe custody until the end of the general meeting. Our articles of association provide that shareholders must be allowed to file such acknowledgement of deposit at least 15 days after convening the general meeting, not counting the day of publication. The acknowledgement of deposit must be deposited to allow at least five working days between the day of the deposit and the day of the general meeting.

Adoption of Annual Accounts

     Within five months following the end of each fiscal year, our Management Board must prepare annual accounts accompanied by an annual report. This period may be extended by our general meeting of shareholders on account of special circumstances for up to six months. Within this period, the annual accounts and annual report must then be submitted to the Supervisory Board, which will present a report on it to the general meeting of shareholders. Our annual accounts and the annual report will be available to our shareholders within the period referred to in this paragraph. Our annual accounts must be adopted by our general meeting of shareholders.

Dividends

     We may not pay dividends if the dividend payment would reduce our shareholders' equity below the sum of our paid-up capital and any reserves required by Dutch law or by our amended articles of association. Pursuant to our amended articles of association, the preference shares have preferential dividend rights. Our Management Board shall determine how much of any remaining profit shall be allocated to our reserves before dividends are paid on the ordinary shares. Our general meeting of shareholders may resolve, upon a proposal of our Management Board, that some or all of any dividends declared on ordinary shares will be paid in ordinary shares in our share capital or securities in any other entity's share capital rather than in cash. Our Management Board may, subject to various statutory provisions, distribute one or more interim dividends. A claim for the payment of a dividend (including an interim dividend) lapses five years after the first calendar day following the day on which shareholders were first permitted to make a claim for payment of the dividend.

Capital Reduction

     Upon the proposal of our Management Board, our general meeting of shareholders may resolve to reduce our issued share capital by canceling shares or reducing the nominal value of our shares, subject to statutory provisions and the provisions of our amended articles of association.

Amendment of the Amended Articles of Association; Dissolution; Legal Merger; Split-up

     A resolution of our general meeting of shareholders to amend our articles of association, or enter into a legal merger or split-up of our company can only be adopted upon a proposal of our Management Board, after approval of the Supervisory Board, and requires the affirmative vote of two-thirds of the votes cast, except that a change of the authorized capital requires an absolute majority. A resolution to dissolve our company can only be adopted upon a proposal of our Management Board, after approval of the Supervisory Board, and requires the affirmative vote of three quarters of the votes cast.

10.C. Material Contracts

     We have no material contracts outside the ordinary course of business, with the exception of the indenture entered into for our 10 3/4% senior notes. See "Item 5: Operating and Finance Review and Prospects--Liquidity and Capital Resources--Loan Agreements."

10.D. Exchange Controls

      Not applicable.

10.E. Taxation

     The following is a general summary of the principal Netherlands, U.S. and Austrian tax consequences of the ownership and disposition of ordinary shares. The summary does not discuss every aspect of taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors, and also assumes that our business will be conducted in the manner outlined in this annual report. Changes in our organizational structure or the manner in which we conduct our business may invalidate this summary. The laws upon which this paragraph is based are subject to change, perhaps with retroactive effect. A change to these laws may invalidate the contents of this summary. Prospective investors should consult their tax advisors regarding their particular personal tax consequences of acquiring, owning and disposing of ordinary shares.

           Netherlands Tax Consequences for Holders of Ordinary Shares

     This summary does not purport to be a comprehensive description of all Netherlands tax consequences of an investment in our shares. Each investor should consult a professional tax advisor with respect to the tax consequences of an investment in our shares. The discussion of certain Netherlands taxes set forth below is included for general information only and does not address every potential tax consequence of an investment in our shares under the laws of the Netherlands. The following summary of Netherlands tax considerations is limited to the tax implications for an individual or corporate owner of our shares who, directly or indirectly, owns less than 10% of the voting power of the Company (a "holder of shares").

     The following summary is based on the tax legislation, published case law and other regulations as applicable for the calendar year 2002.

Withholding Tax

     Dividends distributed by the Company generally are subject to a Netherlands withholding tax imposed at a rate of 25%. The expression "dividends distributed by the Company" as used herein includes, but is not limited to, distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognised as capital for Netherlands dividend withholding tax purposes.

     If a holder of shares is resident in a country other than the Netherlands and if a double taxation treaty is in effect between the Netherlands and such country, such holder of shares may, depending on the terms of such double taxation treaty, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

     Residents of the United States that qualify for, and comply with the procedures for claiming, benefits under the income tax treaty between the Netherlands and the United States (the "U.S.-NL Treaty"), generally are eligible for a reduction of the Netherlands withholding tax on dividend income to 15%. A holder of shares will qualify for benefits under the U.S.-NL Treaty (subject to compliance with the procedures for claiming benefits described below) if the holder is a resident of the United States and (i) is the beneficial owner of the dividends paid thereon; (ii) is an individual, an exempt pension trust or exempt organisation (as defined for purposes of the US-NL Treaty), an estate or trust whose income is subject to US taxation as the income of a resident, either in its hands or in the hands of its beneficiaries or a corporation that is not subject to the limitation on benefits provision of the U.S.-NL Treaty; (iii) is not also resident in another jurisdiction; and (iv) does not hold the shares in connection with the conduct of business through a permanent establishment or the performance of services from a fixed base, in the Netherlands. The U.S.-NL Treaty provides for a complete exemption from withholding tax on dividends paid to exempt pension trusts and exempt organisations, as defined therein. Except in the case of exempt pension trusts and exempt organisations, the reduced dividend withholding tax rate can be applied at source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment.

     A holder of shares (other than an exempt organisation) generally may claim the benefits of a reduced withholding tax rate or an exemption from withholding tax pursuant to the U.S.-NL Treaty by submitting a duly signed Form IB 92 USA, which form includes a banker's affidavit stating that the shares are in the bank's custody in the name of the applicant, or that the shares have been exhibited to the bank as being the property of the applicant. If the Form IB 92 USA is submitted prior to the dividend payment date, the Company can apply the reduced withholding tax rate to the dividend payment. A holder of shares unable to claim withholding tax relief in this manner can obtain a refund of excess tax withheld by filing a Form IB 92 USA and describing the circumstances that prevented claiming withholding tax relief at source.

     Qualifying U.S.-exempt organizations must seek a full refund of the tax withheld by using the Form IB 95 USA, which form also includes a banker's affidavit.

Taxes on Income and Capital Gains

     A holder of shares will not be subject to any Netherlands taxes on income or capital gains in respect of dividends distributed by the Company or in respect of any gain realised on the disposal of shares (other than the withholding tax described above), provided that:

                  (i) such holder is neither resident nor deemed to be resident of the Netherlands for Netherlands tax purposes (nor has opted to be taxed as a resident of the Netherlands);

                  (ii) such holder does not have an enterprise or an interest in an enterprise that is carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise the shares are attributable;

                  (iii) such holder does not have a substantial interest or a deemed substantial interest in the Company or, in the event that such holder does have or is deemed to have such interest, it forms part of the assets of an enterprise;

                  (iv) such holder is not entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands other than by way of securities or through an employment contract, the shares being attributable to such enterprise; and

                  (v) such holder does not perform activities in the Netherlands in respect of the shares that exceed "regular, active portfolio management".

     Shares will generally not form part of a substantial interest if the holder of such shares, alone or together with his spouse, certain other relatives (including foster children) and/or certain persons sharing his or her household, does not hold, whether directly or indirectly, ownership of, or have certain rights over: (a) at least five percent of the issued share capital of any class of shares of the Company; (b) option rights to acquire shares in the Company representing at least five percent of the issued share capital of any class of shares of the Company; or (c) profit participating certificates entitling the holder to at least five percent of the annual profit of the Company, or entitling the holder to at least five percent of the liquidation proceeds upon liquidation of the Company. A deemed substantial interest is present if part of a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Gift, Estate and Inheritance Taxes

     No gift, estate or inheritance taxes will arise in the Netherlands with respect to an acquisition of shares by way of a gift by, or on the death of, a holder of shares who is neither resident nor deemed to be resident in the Netherlands, unless:

                  (i) such holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise the shares are or were attributable; or

                  (ii) in the case of a gift of shares by an individual who at the time of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

     For purposes of Netherlands gift, estate and inheritance tax, an individual who holds the Netherlands nationality is deemed to be resident in the Netherlands if he or she has been resident in the Netherlands at any time during the ten years preceding the date of the gift or death.

     For purposes of Netherlands gift tax, an individual not holding the Netherlands nationality is deemed to be resident in the Netherlands if he or she has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override this deemed residence.

Other Taxes and Duties

     No Netherlands registration tax, transfer tax, stamp duty or any other similar documentary tax or duty other than court fees will be payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the shares.

  United States Federal Income Tax Consequences for Holders of Ordinary Shares

     The following is a summary of the principal United States federal income tax treatment of the ownership and disposition of our ordinary shares. This summary is based on the U.S. Internal Revenue Code of 1986, existing and proposed Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. Except as specifically set forth herein, this summary deals only with ordinary shares held as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances. For example, various types of investors, such as:

        o persons subject to the imposition of the U.S. federal alternative minimum tax;

        o persons who hold the ordinary shares through partnerships or other passthrough entities;

        o    insurance companies;

        o    tax-exempt persons;

        o financial institutions; regulated investment companies; dealers in securities;

        o persons who hold ordinary shares as part of a hedging, straddle, constructive sale or conversion transaction;

        o    persons whose functional currency is not the U.S. dollar; and

        o U.S. persons owning directly, indirectly, or constructively, 10% or more of the ordinary shares, may be subject to different tax rules not discussed below.

     Persons considering the purchase of the ordinary shares should consult with their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

     For purposes of this discussion of "U.S. shareholder" is a holder of ordinary shares that is:

        o an individual citizen or resident of the United States for United States federal income tax purposes;

        o a corporation organized under the laws of the United States or of any state of the United States (or the District of Columbia);

        o an estate the income of which is subject to U.S. federal income taxation regardless of source;

        o a trust if both a U.S. court is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or

        o any other entity subject to United States federal income taxation on a net income basis in respect of the shares of the company.

Taxes on Income

     The gross amount of any distribution (other than a mere pro rata distribution of ordinary shares), including Netherlands withholding tax thereon, actually or constructively received by a U.S. shareholder with respect to ordinary shares will be a dividend includible in the gross income of the U.S. shareholder as ordinary income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on ordinary shares generally will constitute income from sources outside the United States and will not be eligible for the dividends received deduction otherwise allowed to United States corporate shareholders. A distribution in excess of our current and cumulated earnings and profits will be treated first as a tax-free return of basis to the extent of such U.S. shareholder's adjusted tax basis in its ordinary shares, and then, to the extent in excess of such basis, will constitute gain. Such gain, if any, will be capital gain if the ordinary shares are held as capital assets, and will be long-term capital gain, taxable to individuals at a maximum rate of 20%, if the ordinary shares were held for more than one year.

     The amount of any distribution paid in euros will be the U.S. dollar value of the euros on the date of distribution, regardless of whether the U.S. shareholder or the Bank of New York, on behalf of such shareholders, converts the payment into U.S. dollars at that time. Gain or loss, if any, recognized by a U.S. shareholder on the subsequent sale, conversion or disposition of euros will generally be U.S. source ordinary income or loss. If euros received in a distribution are converted into U.S. dollars on the date received by U.S. shareholders or the Bank of New York on behalf of such U.S. shareholders, as the case may be, U.S. shareholders generally should not be required to recognize any gain or loss on such conversion.

     Subject to various conditions and limitations, and subject to the discussion in the next paragraph, tax withheld in the Netherlands in accordance with the income tax convention between the U.S. and the Netherlands will be treated as a foreign tax that U.S. shareholders may elect either to deduct in computing their U.S. federal taxable income or credit against their U.S. federal income tax liability. Dividends on ordinary shares will generally be treated as "passive income" or, in the case of various holders, "financial services income" for purposes of calculating the amount of the foreign tax credit available to a U.S. shareholder. Additional withholding tax, if any, in excess of the rate applicable under the income tax convention generally will not be eligible for credit against the U.S. shareholder's U.S. federal income tax liability. However, a U.S. shareholder should be able to obtain a refund of such excess amount by filing the appropriate forms with the Netherlands Tax Administration requesting such refund and providing the required information.

     Under various circumstances, we will be allowed to reduce the amount of dividend withholding tax imposed on U.S. shareholders that is paid over to the Netherlands Tax Administration by crediting withholding tax imposed on various dividends paid to us. In such event, the Netherlands withholding tax imposed on dividends paid to a U.S. shareholder may not be fully creditable against the U.S. shareholder's U.S. federal income tax liability.

     We do not currently anticipate paying dividends. If we were to pay dividends in the future, we will endeavor to provide to U.S. shareholders the information they will need to calculate their foreign tax credit.


Sale or Other Disposition of the Ordinary Shares

     A U.S. shareholder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. shareholder's tax basis for such ordinary shares. Such gain or loss will be a capital gain or loss if the ordinary shares are held as a capital asset, and will be long-term capital gain, taxable to individuals at a maximum rate of 20%, if the ordinary shares were held for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source. If a U.S. shareholder receives euros upon a sale or exchange of ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion, or disposition of such euros will be U.S. source ordinary income or loss. However, if such euros are converted into U.S. dollars on the date received by the U.S. shareholder, the U.S. shareholder generally should not be required to recognize any gain or loss on such conversion.

Passive Foreign Investment Company

     If during any taxable year 75% or more of our gross income consists of various types of "passive income," or if the average value during a taxable year of "passive assets", is 50% or more of the average value of all of our assets, we will be treated as a "passive foreign investment company," or "PFIC" for such year and in succeeding years. Passive assets are, generally, assets that generate passive income. If we are treated as a PFIC, upon receipt of a distribution on, or a sale of, ordinary shares, a U.S. shareholder will be required to allocate to each day in its holding period with respect to the ordinary shares a pro rata portion of any distributions received on the ordinary shares which are treated as an "excess distribution." Any amount of an excess distribution, which term includes gain on the sale of stock, treated as allocable to a prior taxable year is subject to federal income tax at the highest applicable rate of the year in question, plus an interest charge on the amount of tax deemed to be deferred. We do not believe that we are currently a PFIC, and it is our intention to conduct our investment activities in a manner to avoid PFIC status in the future. However, because PFIC status is a factual matter that must be determined annually, there are no assurances in this regard.

Foreign Personal Holding Company Status

     A foreign corporation will be a foreign personal holding company, referred to as a FPHC, in any taxable year if it meets both an ownership test and an income test. The ownership test requires that more than 50% of the voting power of the corporation be owned, directly, indirectly and by attribution pursuant to constructive ownership rules by five or fewer individuals who are U.S. citizens or residents. The income test requires that 60% or more (50% or more in years after the first year of qualification as a FPHC) of the gross income of the corporation consist of "FPHC income" such as rents, royalties, annuities, proceeds from the sale of stock or securities, proceeds from the sale of commodities, income from personal services and dividends and interest other than various dividends and interest paid by a qualifying related company that is incorporated in the same country as the recipient corporation. If a foreign corporation qualifies as a FPHC, each U.S. person that owns shares in the FPHC must include in taxable income a deemed dividend equal to the owner's share of the corporation's total "undistributed FPHC income." In general, undistributed FPHC income in any given year is the corporation's total taxable income for such year, such as gross income less deductions such as ordinary and necessary business expenses, with various adjustments, less dividends paid by the corporation in such year. This type of deemed dividend is required to be included in taxable income by each U.S. person that is a shareholder in an FPHC with undistributed FPHC income, regardless of such person's income percentage in the corporation and regardless of whether the shareholder actually received a dividend from the corporation.

     We do not believe that we or any of our subsidiaries currently is an FPHC. However, it is possible that the ownership test could be met in subsequent periods as a result of the applicable constructive ownership rules in the event that one or more of some of our indirect shareholders were to become U.S. citizens or residents. Thus, depending upon the composition of our income during such period, we may constitute a FPHC. Prospective purchasers of ordinary shares therefore should consult their tax advisors regarding the possible applicability of the FPHC rules to our company and our subsidiaries and the consequences to such purchaser of FPHC status for our company.

Backup Withholding

     Backup withholding and information reporting requirements may apply to payments made within the United States of dividends on ordinary shares and to various payments of proceeds of a sale or redemption of ordinary shares paid to a shareholder. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a current rate of 30% of such payment if the shareholder fails to furnish the shareholder's taxpayer identification number, to certify that such shareholder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Some shareholders, including corporations are not subject to the backup withholding and information reporting requirements. Any amounts withheld under the backup withholding rules from a payment to a shareholder generally may be claimed as a credit against such shareholder's U.S. federal income tax liability provided that the required information is furnished to the U.S. Internal Revenue Service.

            Austrian Tax Consequences for Holders of Ordinary Shares

General

     The following is a summary of the principal Austrian tax consequences of purchase, possession, ownership and disposal of the ordinary shares. This summary is based on current law, including but not limited to the double taxation convention between Austria and the Netherlands and practice as to matters of Austrian taxation. It does not purport to be a complete analysis of all potential tax effects relevant to a decision to invest in the ordinary shares. Prospective investors who are in any doubt as to their tax position should seek independent advice.

     An Austrian shareholder of ordinary shares is an individual who is resident in Austria or who ordinarily resides in Austria, or corporations with Austrian management or registered office in Austria.

Dividend withholding tax

     Pursuant to Netherlands income taxation provisions, dividends of Netherlands corporations are subject to withholding tax amounting to 25%.

     According to the double tax treaty, the right to impose tax in the Netherlands is limited to 15% of the gross amount of the dividends. In order to obtain relief from tax obligations exceeding the 15% withholding tax for dividends in the Netherlands, Austrian shareholders may apply for tax relief. In order to obtain this reduced rate of withholding tax, a two-stage procedure must be followed: applications are filed by using the printed form entitled "Inkomstenbelasting nr. 92 Ost," which can be obtained from the appropriate Austrian federal tax authority (Finanzlandesdirektion), which is then to be submitted in duplicate to either the tax office responsible for individuals (Wohnsitzfinanzamt) or corporations (Sitzfinanzamt). The respective tax office will then confirm on one copy of the application form that the shareholder resides in Austria. As soon as the dividends are distributed, the Austrian shareholder must submit this certified copy to the bank dealing with the distribution of the dividends; this bank shall effect the relief at source at 15% of gross dividends.

     In case an Austrian shareholder does not obtain such relief at source, he may apply to the competent Netherlands tax authorities for reimbursement by the end of the third calendar year of such wrongful retention.

     Gross dividend distributions to Austrian shareholders, including private investors, individuals and partnerships holding the ordinary shares as operating assets, are considered income as defined by the Income Tax Act. Such income is not subject to final tax (Endbesteuerung). If the Austrian private investor may not claim a free quota or a tax-free amount as provided for in the Income Tax Act, the dividends are to be reported on his personal tax return. According to the double taxation convention, Austrian private investors may have the 15% withholding tax on the gross dividends credited against their Austrian income tax. The maximum amount to be credited may not exceed the tax amount calculated prior to the credit allotted to income gained in the Netherlands.

     With respect to dividends paid to corporations resident in Austria, relief concerning the amount exceeding the 15% withholding tax levied in the Netherlands is possible, as outlined above for Austrian private investors. For qualifying shareholdings of at least 25% held by Austrian corporations a reduction to 5% is available. Provided the dividends of the company are paid to a parent company resident in Austria, pursuant to Article 2 of directive Nr. 90/435 of the European Community (EWG) by the European Council dated July 23, 1990 ("Parent/Subsidiary Directive") and which holds an interest of at least 25% of the shares of the company for a period of at least two consecutive years, no Netherlands tax is levied at source. The gross dividends to Austrian corporations not qualifying for the benefits under the participation exemption according to Section 10 Corporate Income Tax Act are subject to corporate income tax at a rate of 34%. Corporations may, as Austrian private investors, claim a credit of the actual paid Dutch withholding tax against the Austrian corporate income tax.

Capital Gains

     Capital gains from the alienation of ordinary shares shall be taxable in Austria only if the alienator is resident in Austria. This does not apply if the alienator within five years before the alienation of the ordinary shares has been resident in the Netherlands. In such case, capital gains from the alienation of ordinary shares shall be taxable also in the Netherlands.

     In Austria, capital gains realised from the sale of ordinary shares by individuals are subject to tax at marginal tax rates (up to

50%) if the one-year-holding period is not met. After expiry of the holding period sales of substantial shares (i.e., if the shareholder has owned a share of at least 1% at any time within the five years period prior to the sale), sales of shares representing part of a domestic business property are subject to income tax only. The capital gain is subject to half the average tax rate if the substantial share does not represent part of a domestic business property and the one-year-holding period is met.

     Corporations subject to unlimited tax liability in Austria are subject to corporate income tax on any capital gains realised from any sale of ordinary shares. No tax is generally levied on capital gains resulting from the sale of an interest of at least 25% in a non-resident company provided the two-years-holding period is met.

Departure Tax

     Measures of shareholders which lead to a loss of taxation power of Austria in relation to other countries are treated as a sale at fair market value in the case of substantial shareholdings (i.e. of at least 1% of the share capital held at any time within five years prior to the sale).

Tax Upon Liquidation

     In case of liquidation of the company, a shareholder is subject to tax on the difference between the proceeds from the liquidation and the acquisition cost of the shares in the case of an individual shareholder or the book value in the case of a corporate shareholder, irrespective of the extent of the shareholding. However, an exemption exists for gains derived by an Austrian corporate shareholder from the liquidation of a non-resident company if its share exceeds 25 % and the two-years-holding period is met.

Share Transfer Tax

     The share transfer tax was abolished with effect as of October 1, 2000.

Inheritance and Gift Tax

     Share transfers due to death or donation by residents of Austria or by Austrian citizens who have not resided outside of Austria for more than two years are subject to Austrian Inheritance and Gift Tax (exemptions exist for transfers of shares of less than 1% due to death). This also applies to transfers by non-resident shareholders or non-Austrian citizens to beneficiaries who are Austrian residents or citizens as defined above.

     Shares held by non-resident shareholders are not subject to Austrian inheritance and gift tax on a transfer on another nonresident of Austria by reason of death or donation. Non-resident shareholders are Austrian non-citizens not resident in Austria or Austrian citizens not having been resident in Austria for more than two years.

     For reasons of double taxation, special reference is made to double taxation conventions entered into by the Republic of Austria. If no double taxation convention has been concluded, foreign inheritance and gift taxes can be allowed as credit against the Austrian inheritance and gift tax by the Austrian Federal Ministry of Finance in case of reciprocity. Reciprocity is assumed if the foreign country does not levy inheritance and gift tax on assets situated in Austria or if the foreign country allows Austrian inheritance and gift tax as credit against its own inheritance and gift tax. Application for credit must be filed with the Austrian Federal Ministry of Finance.

10.F. Dividends and Paying Agents

     Not applicable.

10.G. Statement by Experts

     Not applicable.

10.H. Documents on Display

     The documents referred to in this report can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

     The public may obtain information on the operation of the Commission's public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. Copies of reports, proxy statements and other information concerning us are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

10.I. Subsidiary Information

     Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

     In the ordinary course of business, our primary market risk exposures are changes in interest rates and fluctuations in foreign currency exchange rates. To meet our objective of minimizing our exposure to fluctuations in foreign currency exchange rates, we use forward currency contracts. Such instruments are entered into purely to meet our objective and not for speculative purposes.

     Our foreign currency risks have not changed materially over the last year. However, with respect to interest rates, we have less exposure to interest rate changes because we refinanced some of our floating rate debt with the proceeds from our fixed rate senior notes issued in July 1999 and repaid another portion of the floating rate debt with the proceeds from our initial public offering in October 2000.

Interest Rate Exposures

     The table below provides information about our financial instruments that are sensitive to interest rates, primarily our debt obligations. For such obligations the table presents the repayment schedule of amounts outstanding on December 31, 2001, based on the contractual maturity dates of our bank and other debt facilities and the related weighted average interest rates by expected maturity date. Variable rates are based on rates as of December 31, 2001.

     The carrying value of the Company's senior notes and other long-term debt approximate fair value based on current rates being offered and quoted market prices of debt with similar terms.


                                                                         Interest-Rate Risk Management
                                                         Principal (Nominal) Amount by Expected Maturity Interest Rate

                                                                                                                     Year Ended
                                                    Year Ended December 31, 2001                                  December 31, 2000
                                      ------------------------------------------ ----------- -------- ------------------------------
                                         2002     2003     2004    2005    2006  Thereafter    Total  Fair Value   Total Fair Value
                                         ----     ----     ----    ----    ----  ----------    -----  ----------   ----- ----------
                                                                       (in thousands except percentages)

Debt including current portion
Fixed rate (EUR)...............$            -        -        -       -    60,942             60,942      60,942  64,206     64,206
Weighted avg. Interest rate (fixed)...      -        -        -       -    10.75%

Variable rate (Italy)..........$        1,087    1,179    1,205   1,178     880       2,042    7,572       7,572   7,436      7,436
Weighted avg. Interest rate             4.50%    4.50%    4.50%   4.50%   4.50%       4.50%    4.50%
(variable)

Variable rate (Austria), in 2000, mix     324      125      113      17       -           -      579         579   1,355       1,355
of currencies primarily in
euro.......$
Weighted avg. Interest rate....         4.30%    4.30%    4.30%   4.30%   4.30%       4.30%    4.30%


Foreign Currency Exchange Rate Exposures

     The table below provides information about our forward foreign exchange contracts and foreign exchange options contracts which we use to manage our fluctuations in foreign currency exchange rates:

                                  Contract Amount
                                       Sell
                                  U.S. Dollar  Average Option      Fair Value
                                  Equivalent   Strike Price    December 31, 2001
                              (in thousands, except for the option strike price)
Currency Pairs:
Foreign Currency Forward Contracts
Euro
Japanese Yen                          $   9,170    106.6335     $      644
Swiss Franc                           $   1,486        1.52     $      (7)

Foreign Currency Options
Euro
Swiss Franc                           $   2,809       1.4647     $      47
Canadian Dollar                       $   1,377       1.3796     $      21
Japanese Yen                          $   3,821       108.04     $     245

     The fair values of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity. The foreign currency forward contracts and foreign currency options have a term of less than one year.

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

PART III

ITEM 15:  [RESERVED]

ITEM 16:  [RESERVED]

ITEM 17:  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18:  FINANCIAL STATEMENTS

     The following financial statements are filed as part of this Annual Report on Form 20-F.

                                                                           Page

   Index to Consolidated Financial Statements
   Report of Independent Accountants.....................................  F-1
   Consolidated Balance Sheets...........................................  F-2
   Consolidated Statements of Operations.................................  F-3
   Consolidated Statement Changes in of Stockholders Equity..............  F-4
   Consolidated Statements of Cash Flow..................................  F-5
   Notes to the Consolidated Financial Statements........................  F-6

ITEM 19:          EXHIBITS

1.1 Memorandum and Articles of Association of the Company (previously filed with Form F-1 on September 27, 2000).
2.1 Indenture between Head Holding Unternehmensbeteiligung GmbH and Bank of New York dated July 15, 1999 (previously filed with Head Holding Unternehmensbeteiligung GmbH Form F-4 on September 10,
              1999).
4.1 Loan Agreement between Head USA, Inc., Mares America Corp., Penn Racquet Sport, Inc and Fleet Capital Corporation as Agent dated April 5, 2000 (previously filed with Form F-1 on September 27,
              2000).
6. A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 2 to the Financial Statements).
8. A list of the Company's significant subsidiaries indicating their country of incorporation and the names under which they do business.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



Date:  May 16, 2002

                            Head Holding Unternehmensbeiteiligung GmbH
                            Registrant


                            By:     /s/Johan Eliasch
                                    -------------------------------------

                                    Name:  Johan Eliasch
                                    Title: Chief Executive Officer

                           HEAD N.V. AND SUBSIDIARIES

                                  ANNUAL REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 2001



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



Report of Independent Accountants............................................F-1

Consolidated Balance Sheets at December 31, 2000 and 2001....................F-2

Consolidated Statements of Operations for the Years Ended
December 31, 1999, 2000 and 2001.............................................F-3

Consolidated Statements of Stockholders' Equity for the Years Ended
December 31, 1999, 2000 and 2001.............................................F-4

Consolidated Statements of Cash Flows for the Years Ended
December 31, 1999, 2000 and 2001.............................................F-5

Notes to the Consolidated Financial Statements...............................F-6

Management's Discussion and Analysis of Financial Statements and
Results of Operations..........................................................1

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Head N.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Head N.V. and its subsidiaries at December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PricewaterhouseCoopers
Vienna, Austria
February 18, 2002

                                                HEAD N.V. AND SUBSIDIARIES

                                               CONSOLIDATED BALANCE SHEETS

                                                                                              December 31,
                                                                                 -------------------------------------
                                                                                       2000                  2001
                                                                                 ----------------       --------------
                                                                                      (in thousands, except shares)
ASSETS:
Cash and cash equivalents....................................................... $      15,848          $       22,128

Accounts receivable, net of allowance for doubtful accounts of
  $10,509 and $10,787...........................................................       158,424                 150,002

Inventories, net................................................................        83,701                  73,575

Prepaid expense and other current assets........................................        12,894                  15,001
                                                                                 -------------          --------------
  Total current assets..........................................................       270,867                 260,706

Marketable securities...........................................................         2,174                   2,001

Property, plant and equipment, net..............................................        60,943                  60,728

Intangible assets, net..........................................................        19,850                  20,236

Deferred income taxes...........................................................        72,168                  66,204

Other non-current assets........................................................         8,301                   6,644
                                                                                 -------------          --------------
  Total assets.................................................................. $     434,304          $      416,519

LIABILITIES AND STOCKHOLDERS' EQUITY:

Accounts payable................................................................ $      34,436          $       29,176

Accrued expenses and other current liabilities..................................        41,837                  38,593

Short-term borrowings...........................................................        41,822                  53,872

Current portion of long-term debt...............................................         1,531                   1,412
                                                                                 -------------          --------------
  Total current liabilities.....................................................       119,626                 123,053

Long-term debt..................................................................        71,466                  67,682

Other long-term liabilities.....................................................        13,215                  13,416
                                                                                 -------------          --------------
  Total liabilities.............................................................       204,307                 204,151

Minority interest...............................................................             9                       9
Commitments and contingencies (Note 18)

Stockholders' Equity:
Ordinary shares: EUR 0.20 par value; 39,820,677 shares issued...................         7,067                   7,067

Additional paid in capital......................................................       143,999                 135,435

Treasury stock at cost:  956,300 shares at December 31, 2000....................        (5,211)                     --

Retained earnings...............................................................        75,620                  75,590

Accumulated other comprehensive income..........................................         8,512                  (5,732)
                                                                                 -------------          --------------
  Total stockholders' equity....................................................       229,988                 212,359
                                                                                 -------------          --------------
  Total liabilities and stockholders' equity.................................... $     434,304          $      416,519
                                                                                 =============          ===============

                The accompanying notes are an integral part of the consolidated financial statements

                                                HEAD N.V. AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                           For the Years Ended December 31,
                                                                                ---------------------------------------------------
                                                                                   1999               2000                  2001
                                                                                ----------         ----------            ----------
                                                                                        (in thousands, except per share data)
REVENUES:
Product revenues............................................................... $  380,876         $  390,784            $  384,010

Licensing revenues..............................................................     7,879              7,855                 8,011
                                                                                ----------         ----------            -----------
Total revenues..................................................................   388,755            398,639               392,021

Cost of sales (the year ended December 31, 1999 included $2,187
  related to the step-up of inventory from acquisitions - Note 4)...............   228,453            227,442               233,971
                                                                                ----------         ----------            -----------
Gross profit....................................................................   160,302            171,197               158,050

Selling and marketing expense...................................................    95,906             97,743               102,094

General and administrative expense (excluding non-cash
  compensation expense and restructuring charge)................................    36,910             33,488                33,972

Non-cash compensation expense...................................................       548              1,378                 2,025

Employee termination and other related costs....................................     1,691                 --                   838
                                                                                ----------         ----------            -----------
Operating income................................................................    25,246             38,588                19,121

Interest expense................................................................   (14,092)           (18,642)              (11,275)

Interest income.................................................................       947              1,118                   892

Foreign exchange gain...........................................................     4,574              7,502                 5,828

Other income (expense), net.....................................................     1,899             (4,181)                    7
                                                                                ----------         ----------            -----------
Income from continuing operations
  before income taxes and extraordinary items...................................    18,574             24,386                14,573

Income tax benefit (expense):
  Current.......................................................................    (2,929)            (3,231)               (2,169)
  Deferred......................................................................    38,816              5,165                (1,863)
                                                                                ----------         ----------            -----------
  Income tax benefit (expense)..................................................    35,887              1,934                (4,032)

Share of loss from equity investment, net of tax (Note 29)......................        --                 --                (1,117)
                                                                                ----------         ----------            -----------
Income from continuing operations before extraordinary items....................    54,463             26,321                 9,424

Loss from discontinued operation (Note 3).......................................       (60)              (644)                   --

Extraordinary gain (net of income tax of $1,559 in 2000, Note 16)...............        --              2,104                    --
                                                                                ----------         ----------            -----------
Net income......................................................................$   54,403         $   27,781            $    9,424
                                                                                ==========         ===========           ===========
Earnings per share-basic
  Income from continuing operations before extraordinary items..................$     2.46         $     0.94            $     0.25
  Loss from discontinued operation..............................................     (0.00)             (0.02)                   --
  Extraordinary gain............................................................        --               0.07                    --
  Net income....................................................................      2.46               0.99                  0.25

Earnings per share-diluted
  Income from continuing operations before extraordinary items..................$     2.23         $     0.86            $     0.24
  Loss from discontinued operation..............................................     (0.00)             (0.02)                   --
  Extraordinary gain............................................................        --               0.07                    --
  Net income....................................................................      2.23               0.91                  0.24

Weighted average shares outstanding
  Basic.........................................................................    22,132             28,071                38,083
  Diluted.......................................................................    24,370             30,679                39,816

                The accompanying notes are an integral part of the consolidated financial statements

                                           HEAD N.V. AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                         Accumulated
                                                     Ordinary Shares    Additional                         Other          Total
                                                   -------------------   Paid-in    Treasury  Retained  Comprehensive  Stockholders'
                                                    Shares     Amount    Capital     Stock    Earnings     Income         Equity
                                                   --------   --------  ----------  --------  --------  -------------  -------------
                                                                             (in thousands, except shares)

Balance at December 31, 1998                       20,000,000      53       12,853         --      15,471       10,439       38,816

Issuance of warrants.............................          --      --        1,820         --          --           --        1,820

Stock-based compensation.........................          --      --          548         --          --           --          548

Consideration in excess of historical cost
  of assets acquired from common
  control entity.................................   4,277,820      11           --         --      (5,040)          --       (5,029)

Comprehensive income:

Net income.......................................          --      --           --         --      54,402           --       54,402

Foreign currency translation
  adjustments....................................          --      --           --         --          --       (7,951)      (7,951)

Minimum pension liability........................          --      --           --         --          --          (60)         (60)
                                                                                                                           ---------
Comprehensive income.............................                                                                            46,391
                                                   ----------  ------     --------    --------     ------      --------    ---------
Balance at December 31, 1999                       24,227,820      64       15,221         --      64,834        2,428       82,547

Dividend paid....................................          --      --           --         --     (15,717)          --      (15,717)

Stock-based compensation.........................          --      --        1,378         --          --           --        1,378

Conversion to a par value
  from NLG0.01 to EUR 0.20.......................          --   4,414       (4,414)        --          --           --           --

Exercise of warrants.............................   1,009,524       4           (4)        --          --           --           --

Purchase of treasury stock.......................    (956,300)     --           --     (5,211)         --           --       (5,211)

Issuance of ordinary shares under public
  offering, net of issuance costs................  14,583,333   2,585      131,817         --          --           --      134,402

Spin-off of London Films.........................          --      --           --         --      (1,277)         632         (645)

Comprehensive income:

Net income.......................................          --      --           --         --      27,781           --       27,781

Foreign currency translation
  adjustments....................................          --      --           --         --          --        5,452        5,452
                                                                                                                           ---------
Comprehensive income.............................                                                                            33,233
                                                   ----------  ------     --------    --------     ------      --------    ---------
Balance at December 31, 2000.....................  38,864,377  $7,067     $143,999    $(5,211)     75,620      $ 8,512     $229,988

Dividend paid....................................          --      --           --         --      (9,455)          --       (9,455)

Stock-based compensation.........................          --      --        2,025         --          --           --        2,025

Purchase of treasury stock.......................  (1,085,000)     --           --     (5,378)         --           --       (5,378)

Transfer of treasury stock (Note 20).............          --      --      (10,589)    10,589          --           --           --

Net income.......................................          --      --           --         --       9,424           --        9,424
  Other comprehensive income:
    Cumulative effect of adoption of SFAS 133....          --      --           --         --          --        1,850        1,850
    Unrealized gain on derivatives instruments
    (net of tax of $88)..........................          --      --           --         --          --          950          950
    Reclassification adjustment for derivative
    gains recorded in net income.................          --      --           --         --          --       (1,850)      (1,850)
    Foreign currency translation adjustment......          --      --           --         --          --      (15,195)     (15,195)
                                                                                                                           ---------
Comprehensive loss...............................                                                                            (4,821)
                                                   ----------  ------     --------    --------     ------      --------    ---------
Balance at December 31, 2001.....................  37,779,377  $7,067     $135,435    $     --     75,590      $(5,732)    $212,359
                                                   ==========  ======     ========    ========     ======      ========    =========

                The accompanying notes are an integral part of the consolidated financial statements

                                                 HEAD N.V. AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           For the Years Ended December 31,
                                                                                ---------------------------------------------------
                                                                                   1999               2000                  2001
                                                                                ----------         ----------            ----------
                                                                                                  (in thousands)
OPERATING ACTIVITIES:
  Net income....................................................................$   54,402         $   27,781            $    9,424

  Adjustments to reconcile net income
    to net cash provided by operating activities:

    Depreciation and amortization..............................................     17,502             16,110                15,936

    Share of loss from equity investment, net of tax...........................         --                 --                 1,117

    Provision for leaving indemnity and pension benefits.......................      1,399                772                   823

    Gain on sale of property, plant and equipment..............................       (438)            (1,160)                 (867)

    Gain on debt restructuring.................................................         --             (2,104)                   --

    Non-cash interest expense (income).........................................      1,820             (1,023)                   --

    Non cash compensation expense..............................................        548              1,378                 2,025

    Deferred tax...............................................................    (38,816)            (5,165)                1,863

    Other, net.................................................................         89                (31)                   --

  Changes in operating assets and liabilities (net of effects of acquisitions):

    Accounts receivable........................................................    (18,271)            (7,457)                2,071

    Inventories................................................................       (468)           (13,277)                9,402

    Prepaid expense and other assets...........................................      4,704                (31)               (2,535)

    Accounts payable, accrued expenses and other liabilities...................      5,973             (9,341)               (3,338)
                                                                                ----------         -----------           -----------
  Net cash provided by operating activities                                         28,444              6,452                35,921
                                                                                ----------         -----------           -----------

INVESTING ACTIVITIES:

    Purchase of property, plant and equipment..................................    (24,131)           (20,571)              (16,314)

    Proceeds from sale of property, plant and equipment........................      5,762              3,303                 1,080

    Acquisition of Penn, net of cash acquired..................................    (40,191)                --                    --

    Other acquisitions.........................................................       (753)                --                (4,130)

    Equity investment (Note 29)................................................         --                 --                  (684)

    Maturities (purchases) of marketable securities, net.......................      2,783                 90                   135

    Acquisition of minority interest...........................................       (987)                --                    --
                                                                                ----------         -----------           -----------
  Net cash used for investing activities.......................................    (57,517)           (17,178)              (19,913)
                                                                                ----------         -----------           -----------
FINANCING ACTIVITIES:

    Change in short-term borrowings, net.......................................    (16,384)           (38,032)               15,135

    Proceeds from long-term debt...............................................    132,362              1,789                   807

    Payments on long-term debt.................................................    (71,047)           (61,970)                 (716)

    Proceeds from initial public offering......................................         --            134,402                    --

    Purchase of treasury stock.................................................         --             (5,211)               (5,378)

    Dividend paid..............................................................         --            (15,717)               (9,455)

    Change in restricted cash..................................................     (1,865)             4,812                    --
                                                                                ----------         -----------           -----------
  Net cash provided by financing activities....................................     43,066             20,073                   393
                                                                                ----------         -----------           -----------
  Effect of exchange rate changes on cash and cash equivalents.................     (4,401)           (11,446)              (10,122)

  Net increase (decrease) in cash and cash equivalents......................      9,592             (2,099)                6,279

  Cash and cash equivalents at beginning of period.............................      8,356             17,948                15,848
                                                                                ----------         -----------           -----------
  Cash and cash equivalents at end of period................................... $   17,948         $   15,848            $   22,128
                                                                                ==========         ===========           ===========
SUPPLEMENTAL CASH FLOW INFORMATION:

  Cash paid for interest....................................................... $    8,485         $   19,992            $   10,426

  Cash paid for income taxes................................................... $    1,895         $    3,230            $    2,208

  Spin-off of London Films..................................................... $       --         $      645            $       --


                The accompanying notes are an integral part of the consolidated financial statements

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - The Company

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

On January 1, 1996, Head Holding acquired 100% of the outstanding shares of HTM Sport- und Freizeitgerate AG ("HTM"). The acquisition has been accounted for as a purchase and accordingly the operating results of HTM have been included in the Company's consolidated financial statements since the date of acquisition.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands -- Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets, athletic and outdoor footwear and apparel), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).

With a broad product offering marketed mainly to middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.'s products are sold through over 27,000 customers in over 80 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company's strongest presence has traditionally been in Europe, and in recent years the Company has built market share in the United States, the next largest market for the Company's products after Europe.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its accounting records and publishes its statutory financial statements in accordance with Dutch corporate regulations and has made certain adjustments to these records to present the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and short-term, highly liquid investments with an original maturity of three months or less.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a first-in first-out basis.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Marketable Securities

Debt securities are classified as held-to-maturity and are reported at amortized cost.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost and includes expenditures for new facilities and expenditures which substantially increase the useful lives of existing facilities. The cost of maintenance, repair and minor renewals is expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation are eliminated, and any gain or loss on disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Impairment

In accordance with the Statement of Financial Accounting Standards No. 121 ("SFAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. The Company's review involves comparing current and future operating flows to the carrying value of the assets. Long-lived assets to be disposed of, if any, are reported at the lower of their carrying amount or fair value less cost to sell.

Intangible Assets

Identifiable intangible assets comprise trademarks and goodwill. Trademarks are amortized using the straight-line method over a period of 20 to 40 years. Goodwill is amortized using the straight-line method over a period of 15 to 30 years. The Company periodically reviews the carrying value of its intangibles based primarily upon an analysis of undiscounted cash flows. Any impairment would be recognized when the expected future operating cash flows derived from such intangible assets are less than their carrying value. The impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition

Revenues from product sales are recognized at the time of product shipment, which represents transfer of title to the customer. Revenues from licensing agreements are recognized over the license term based on underlying customer sales for the period. Provisions are recorded for estimated product returns at the time revenues are recognized. Costs associated with product shipment and handling are classified in selling and marketing expense in the consolidated statement of operations.

Translation of Foreign Currency

Finished goods sales to customers in Austria, Italy, Germany, Japan, France, Switzerland, Canada, Spain and the United States of America are generally billed in local currency. The local currency is the functional currency of the subsidiaries in these countries. Foreign currency (functional currency) assets and liabilities are translated into U.S. dollars (the reporting currency) at the exchange rate on the balance sheet date, with resulting translation adjustments recorded in other comprehensive income. Revenue and expenses are translated at average rates prevailing during the year. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in income. The effect of exchange rate changes on intercompany transactions of a long-term investment nature are included in other comprehensive income.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial Instruments

The Company enters into forward foreign currency contracts to hedge currency fluctuations in transactions denominated in foreign currencies, primarily the U.S. dollar and Japanese yen, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. The Company enters into forward foreign exchange contracts to hedge firm commitments and it buys foreign exchange option contracts to hedge anticipated transactions. The Company does not utilize financial instruments for trading or speculative purposes.

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS 133 requires that the Company record all derivatives on the balance sheet at fair value. The Company uses derivative instruments to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The earnings impact for all designated hedges are recorded in the Consolidated Statement of Operations on the same line as the gain or loss on the item being hedged.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred.

Stock-Based Compensation

The company accounts for its stock option plan using the fair value method in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation.

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the term of the debt.

Income Taxes

The provision for income taxes is based on income recognized for financial statement purposes and includes the effects of temporary differences between such income and that recognized for tax return purposes. With the exception of Head Holding Unternehmensbeteiligung GmbH, all of the Company's Austrian subsidiaries are included in a consolidated Austrian federal income tax return. Separate provisions for income taxes have been prepared for the Company's other subsidiaries.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share Split

In October 2000, the Company effected a two-for-one stock split of its ordinary shares. All references in the consolidated financial statements and notes thereto to numbers of shares and per share amounts have been restated to reflect the stock split.

Computation of Net Income per Share

Net income per share is computed under Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share. Basic net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding during the period. Shares held by The Stichting Head Option Plan ("Stichting") are not treated as outstanding for purposes of the earnings per share calculation until the related option has been exercised. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options and warrants, and are included in diluted net income per share to the extent such shares are dilutive.

The following table sets forth the computation of diluted weighted average shares outstanding for the periods indicated:

                                                             For the Years Ended December 31,
                                                          --------------------------------------
                                                             1999          2000           2001
                                                          ----------    ----------    ----------
                                                                        (in thousands)

Weighted average shares outstanding - basic...............$   22,132    $   28,071    $  38,083
Dilutive effect of stock options..........................     1,402         1,858        1,733
Dilutive effect of warrants...............................       836           750           --
                                                          ----------    ----------    ---------
Weighted average shares outstanding - diluted.............$   24,370    $   30,679    $  39,816

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

On January 1, 2001, the Company adopted SFAS 133 (see Note 12).

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, which the Company is required to implement with effect from July 1, 2001 and January 1, 2002, respectively. SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions, which may affect classification and balances of intangible assets.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The on-going impact will be that goodwill and intangible assets with an indefinite life will no longer be amortized, but instead will be tested at least annually for impairment. The goodwill impairment test will consist of a two-step method. First, each reporting unit's (which generally represents one level below an operating segment) carrying value will be compared to its fair value. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss will be recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as the difference between the reporting unit's fair value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets will require that an impairment loss be recognized equal to the excess of its carrying value over its fair value.

The Company adopted SFAS No. 142 on January 1, 2002. In accordance with the new standard, the Company will cease recognition of $0.1 million in annual goodwill amortization and $1.0 million in annual trademark amortization, as the Company has determined that its trademarks represent indefinite-lived intangible assets. The Company expects to complete its transitional impairment test for its trademarks prior to the issuance of its March 31, 2002 quarterly financial statements. The Company expects to complete step one of its transitional goodwill impairment test by June 30, 2002, and step two by December 31, 2002. Any impairment losses resulting from the transitional impairment tests will be recognized as a change in accounting principle measured as of January 1, 2002.

In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, for
(1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also amends APB No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of Business, by requiring that operating and disposal gains/losses be recognized in the period incurred. Additionally, SFAS No. 144 expands the separate presentation requirement of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the on-going operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. Adoption of this statement will not have a material impact on the Company's consolidated financial position or results of operations.

Note 3 - Discontinued Operation

In August 2000, prior to its initial public offering, Head N.V. granted its then 100% shareholder, Head Sports Holdings N.V., the option to receive all outstanding shares of London Films as a shareholder distribution. Head Sports Holdings N.V. was then and still is controlled by Johan Eliasch. On October 31, 2000, all of the share capital of London Films, with net assets of $0.6 million, was distributed in accordance with this option. The results of operations of London Films have been presented as a discontinued operation in the accompanying consolidated statements of operations for the years ended December 31,1999 and 2000. Revenues of London Films were $1.5 million and $ 0.5 million for the years ended December 31, 1999 and 2000, respectively.

No income tax expense has been recorded on the income from discontinued operations due to the availability of net operating loss carryforwards.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 4 - Acquisition

Dacor Acquisition

On November 19, 1998, one of the Company's subsidiaries acquired 100% of the outstanding common stock of Dacor Corporation, a U.S. manufacturer of diving equipment, for a purchase price of approximately $2.3 million. The allocation of purchase price included approximately $1.6 million of restructuring and transaction costs (primarily severance and equipment relocation costs associated with the shut down of Dacor's facility and professional fees) and inventories with a fair market value of approximately $5.6 million (approximately $1.0 million greater than cost which has been charged to cost of sales in 1999). The excess of purchase price over the fair value of net assets acquired of approximately $1.8 million, was allocated to goodwill and is being amortized over 30 years.

The acquisition has been accounted for as a purchase and, accordingly, the operating results of Dacor have been included in the Company's consolidated financial statements since the date of acquisition. Post acquisition, the business contributed a loss of approximately $0.2 million to consolidated net income for the year ended December 31, 1998.

Penn Acquisition

Effective May 1, 1999, one of the Company's subsidiaries acquired the outstanding common stock of Penn Racquet Sports, Inc. for an aggregated purchase price of approximately $40.6 million.

Penn manufactures and distributes tennis balls and racquetball balls. The acquisition has been accounted for as a purchase and, accordingly, the operating results of Penn have been included in the Company's consolidated financial statements since the date of acquisition. The acquisition was funded by borrowings under a $50.0 million revolving loan agreement.

The allocation of purchase price included trademarks of $19.1 million, which are being amortized over 20 years. The allocation of purchase price also included $1.3 million of exit costs, employee termination and relocation costs and professional fees and inventories with a fair market value of approximately $7.9 million (approximately $1.2 million greater than cost which has been charged to cost of sales in 1999). The excess of the fair value of net assets acquired over purchase price was proportionately allocated to non-current assets.

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition had occurred as of January 1, 1999. The pro forma data give effect to actual operating results prior to the acquisition and adjustments to revenue, cost of sales, interest expense and amortization.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                                For the Year Ended
                                                                                   December 31,
                                                                                ------------------
                                                                                       1999
                                                                                ------------------
                                                                                    (in thousand,
                                                                                except per share data)

Revenues........................................................................$   411,185
Operating income................................................................     26,806
Income from continuing operations before income taxes and extraordinary items...     18,477
Income from continuing operations before extraordinary items....................     53,686
Net income......................................................................$    53,686

Earnings per share - basic
   Income from continuing operations before extraordinary items.................$      2.43
   Net income...................................................................$      2.43
Earnings per share - diluted
   Income from continuing operations before extraordinary items.................$      2.20
   Net income...................................................................$      2.20

To fund the Penn acquisition, one of the Company's subsidiaries entered into a $50.0 million revolving loan agreement (the "US loan agreement"). Borrowings under the loan are secured by substantially all of the assets of the Company's US subsidiaries, and accrue interest at prime plus 1.5% for the first 90 days and at either prime plus 1.5% or LIBOR plus 2.75% thereafter. In July 1999, the Company repaid all borrowings under this agreement and reduced the available amount to $20.0 million. In April 2000, the Company replaced the Agreement with a $20.0 million, three-year, renewable term Loan and Security Agreement with Fleet Capital Corporation under similar terms.

Note 5 - Head UK Acquisition

In August 2001, one of the Company's subsidiaries formed a wholly-owned sales and marketing company in Great Britain. In December 2001, this company acquired a distribution business for $4.1 million. The acquisition was accounted for in accordance with SFAS 141, whereby approximately $2.4 million was allocated to inventories, $0.6 million was allocated to order backlog shown in prepaid expenses and $0.3 million to liability assumed. The excess of the purchase price over the fair value of the net assets acquired resulted in $1.4 million of goodwill. This goodwill will not be amortized, but will be tested at least annually for impairment. $0.2 million order backlog was expensed in 2001.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 6 - Accounts Receivable

Accounts receivable consist of the following (in thousands):

                                                           December 31,
                                                   ---------------------------
                                                       2000           2001
                                                   ------------   ------------


Trade debtors......................................$   149,202    $   144,196
Other receivables..................................     19,731         16,593
Allowance for doubtful accounts....................    (10,509)       (10,787)
                                                   -----------    -----------
  Total Accounts receivable, net...................$   158,424    $   150,002
                                                   ===========    ===========

Note 7 - Inventories

Inventories consist of the following (in thousands):

                                                           December 31,
                                                   ---------------------------
                                                       2000           2001
                                                   ------------   ------------

Raw materials and supplies.........................$    21,409    $    17,330
Work in process....................................      5,573          6,512
Finished goods.....................................     68,191         63,708
Provisions.........................................    (11,472)       (13,975)
                                                   -----------    -----------
  Total inventories, net...........................$    83,701    $    73,575
                                                   ===========    ===========



Note 8 - Marketable Securities

Marketable securities consist of the following (in thousands):

                                                         December 31,
                                                 ---------------------------
                                                    2000             2001
                                                 ----------       ----------


Austrian government debt securities..............$      709       $      316
Austrian debt security funds.....................     1,206            1,087
Corporate debt securities........................       315              286
Other securities.................................        --              311
                                                 ----------       ----------
  Total Marketable securities....................$    2,230       $    2,001
  Less: Short-term portion.......................       (56)              --
                                                 ----------       ----------
  Total Long-term marketable securities..........$    2,174       $    2,001
                                                 ==========       ==========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Maturities of debt securities are as follows (in thousands):

                                                      December 31,
                                              ---------------------------
                                                 2000             2001
                                              ----------       ----------

Mature within 1 year..........................$      56       $        --
Mature between one year and five years........      968                --
Mature between five years and ten years.......    1,206                --
Mature after ten years........................       --             2,001
                                              ---------       -----------
Total Marketable securities...................$   2,230       $     2,001
                                              =========       ===========

Marketable securities with a maturity of less than one year are included in other current assets in the accompanying consolidated balance sheets.

As of December 31, 2001, debt securities were restricted as to withdrawal by Austrian regulations requiring that a percentage of leaving indemnity plan assets are maintained in discounted Austrian government and Austrian corporate debt securities.

Note 9 - Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

                                                           December 31,
                                                 ------------------------------
                                                     2000                2001
                                                 -----------        -----------

Land.............................................$     4,608        $     4,435
Buildings........................................     19,780             20,325
Machinery and equipment..........................     90,200            101,769
                                                 -----------        -----------
                                                     114,588            126,529
Less: Accumulated depreciation...................    (53,645)           (65,801)
                                                 -----------        -----------
  Total Property, plant and equipment, net.......$    60,943        $    60,728
                                                 ===========        ===========


The useful lives used in computing depreciation are as follows:
                                                     Years
                                                 ------------
Buildings...........................................10 - 48
Machinery and equipment..............................2 - 20

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 10 - Intangible Assets

Intangible assets consist of the following (in thousands):

                                                           December 31,
                                                 ------------------------------
                                                     2000                2001
                                                 -----------        -----------

Trademarks.......................................$    19,066        $    19,066
Goodwill.........................................      2,528              3,926
                                                 -----------        ------------
                                                      21,594             22,992
Less: Accumulated amortization...................     (1,744)            (2,756)
                                                 -----------        ------------
  Total Intangible assets, net...................$    19,850        $    20,236
                                                 ===========        ============


The increase in goodwill of $1.4 million is due to a newly acquired subsidiary (see Note 5).

Note 11  - Credit Risk Concentrations

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities and accounts receivable. The Company places cash with high quality financial institutions. The Company's customers are concentrated in the retail industry, however, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company generally performs credit reviews and sometimes obtains credit insurance before extending credit.

No customer accounted for greater than 4.0% of total revenues during the years ended December 31, 1999, 2000 and 2001.

Note 12 - Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value at December 31, 2000 and 2001. The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short maturity of these instruments. The carrying amounts of marketable securities approximate fair value based on quoted market prices.

The carrying amounts of the Company's short-term borrowings and senior debt approximate fair value because the interest rates are primarily based upon floating rates identified by reference to market rates.

The carrying value of the Company's senior notes and other long-term debt approximate fair value based on current rates being offered and quoted market prices of debt with similar terms.

As a result of adopting SFAS 133 and in accordance with the transition provisions of that standard, the Company recorded a one-time net-of-tax unrealized gain of $1.9 million to AOCI as of January 1, 2001. The Company reclassified a gain of $1.9 million from AOCI to earnings during the year ended December 31, 2001 due to the realization of the underlying transactions.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


On December 31, 2001, the Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $1.0 million, of which all is expected to be reclassified to earnings during the following twelve months. The ineffective portion related to cash flow hedges is not material.

The following table provides information regarding the Company's forward foreign exchange contracts and foreign exchange option contracts as of December 31, 2000 and 2001. The fair values of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

                                                    As of December 31, 2000
                                      ---------------------------------------------------
                                          Contract           Carrying           Fair
                                           amount              value            value
                                      ----------------   ----------------   -------------

Forward foreign exchange contracts....$    15,001        $      (77)        $   1,575
Foreign exchange option contracts.....$     2,618        $       --         $     275

                                                    As of December 31, 2000
                                      ---------------------------------------------------
                                          Contract           Carrying           Fair
                                           amount              value            value
                                      ----------------   ----------------   -------------

Forward foreign exchange contracts....$     9,170        $      631         $     631
Foreign exchange option contracts.....$     8,007        $      313         $     313


The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. The Company also assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in off setting changes in fair values or cash flows of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 13 - Short-Term Borrowings

Short-term borrowings consist of the following (in thousands):

                                                           December 31,
                                                 ------------------------------
                                                     2000                2001
                                                 -----------        -----------

Lines of credit..................................$    39,567        $    52,432
Notes payable....................................      2,255              1,440
                                                 -----------        ------------
  Total short-term borrowings....................$    41,822        $    53,872
                                                 ===========        ============

In the second quarter of 2001, the Company's subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the "Raiffeisenzentralbank" ("RZB"), "Erste Bank" and "Osterreichische Kontrollbank" ("OEKB") in the total amount of (euro)55.0 million ($48.5 million). In addition, the Company has lines of credit with several banks in Italy, France, Germany, Canada and Japan of $58.0 million. In April 2000, one of the Company's subsidiaries replaced the Agreement to fund the Penn acquisition with a $20.0 million, three-year, renewable term Loan and Security Agreement with Fleet Capital Corporation under similar terms. As of December 31, 2001, $64.9 million was available under these credit lines. The weighted average interest rate on outstanding short-term borrowings was 4.4% and 4.0% as of December 31, 2000 and 2001, respectively.

Note 14 - Accounts Payable

Accounts payable consist of the following (in thousands):

                                                           December 31,
                                                 ------------------------------
                                                     2000                2001
                                                 -----------        -----------

Accounts payable - trade.........................$    22,390        $    19,264
Salaries and wages...............................      2,344              2,195
Insurance........................................        263                201
Fiscal authorities...............................      2,344              1,871
Social institutions..............................      1,015                910
Other............................................      6,080              4,735
                                                 -----------        -----------
        Total Accounts Payable...................$    34,436        $    29,176
                                                 ===========        ===========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 15 - Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):


                                                           December 31,
                                                 ------------------------------
                                                     2000                2001
                                                 -----------        -----------

Employee compensation and benefits...............$     7,513        $     6,761
Accrued warranties and allowances................      7,618              8,365
Advertising......................................      3,030              2,109
Legal, auditing and consultant fees..............      1,697              2,511
Fiscal authorities...............................      1,294              2,009
Commissions......................................      3,341              1,188
Accrued interest.................................      3,605              3,162
Other............................................     13,739             12,488
                                                 -----------        -----------
  Total Accrued expenses and other current
    liabilities..................................$    41,837        $    38,593
                                                 ===========        ============


Note 16 - Long-Term Debt

Long-term debt consists of the following (in thousands):

                                                           December 31,
                                                 ------------------------------
                                                     2000                2001
                                                 -----------        -----------

Senior notes.....................................$    64,206        $    60,942
Other long-term debt.............................      8,791              8,152
                                                 -----------        -----------
  Total long-term borrowings.....................     72,997             69,094
  Less current portion...........................      1,531              1,412
                                                 -----------        -----------
  Long-term portion..............................$    71,466        $    67,682
                                                  ===========       ============

Senior Notes

On July 15, 1999 one of the Company's subsidiaries, Head Holding, which is now a 100% owned subsidiary of the Company, issued (euro)100.0 million (approximately $101.7 million as at July 15, 1999) of Senior Notes. Proceeds of the offering were used to repay existing indebtedness (including the US loan agreement, bridge notes and lines of credit) and for general corporate purposes.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The notes bear interest of 10.75% per annum, which is payable semi-annually and mature in total on July 15, 2006. Among other restrictions, the notes include certain restrictive terms regarding investments, distributions and incurrence of additional indebtedness by the Company.

On January 5, 2000 a registration statement for the exchange of the original 10.75% Senior Notes for new 10.75% Senior Notes was made effective by the U.S. Securities Exchange Commission (SEC). On February 9, 2000, this Exchange Offer was consummated.

In October 2000, Head Holding Unternehmensbeteiligung GmbH repurchased
(euro)30.9 million of its Senior Notes in a series of transactions using part of the proceeds of the Company's initial public offering.

Loan and Security Agreement

In April 2000, the company's subsidiaries, Head USA, Inc., Mares America Corporation, Penn Racquet Sports Inc., and Dacor Corporation, entered into a $20.0 million, three-year, renewable term Loan and Security Agreement with Fleet Capital Corporation and other financial institutions providing for a revolving loan facility and a letter of credit facility. The agreement is secured by substantially all the assets of Head USA, Inc., Mares America Corporation, Penn Racquet Sports, Inc. and Dacor Corporation, including inventory, accounts receivable, and the Penn trademarks and patents (collectively the "collateral"). The amount the Company is eligible to borrow is based upon a percentage of certain eligible collateral but will not exceed $20.0 million. Borrowings bear interest at either a Base Rate or a LIBOR Rate, each as defined in the agreement, plus an applicable margin. There are no borrowings under this line as of December 31, 2001. The extinguishment of the prior credit facility (see Note
4) and the write off of deferred financing fees resulted in a loss of $0.9 million in 2000. This is presented in the consolidated statement of operations under extraordinary items.


Other long-term debt

Other long-term debt comprises loans outstanding with several banks. The weighted average interest rate on outstanding borrowings was 5.61% and 3.89% as of December 31, 2000 and 2001, respectively. Borrowings mature at various dates through 2009.

Maturities of long-term debt

Aggregate maturities of long-term debt are as follows (in thousands):

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                December 31,
                                                   2001
                                                ------------

2002........................................... $  1,412

2003...........................................    1,304

2004...........................................    1,318

2005...........................................    1,195

2006...........................................   61,822

Thereafter.....................................    2,042
                                                --------
                                                $ 69,094
                                                ========

Debt restructuring

In the fourth quarter of 2000, the Company repaid all of the restructured debt using part of the proceeds of the Company's initial public offering. The gain on the extinguishment of the restructured debt of $3.0 million, net of income tax expense of $1.6 million was recorded as an extraordinary item.

Note 17 - Other Long-Term Liabilities

The Company funds leaving indemnities and pension liabilities paid to employees at some Austrian and other European locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country. Total leaving indemnity expense was $2.4 million, $0.8 million and $2.1 million for the years ended December 31, 1999, 2000, and 2001, respectively.

Indemnity and pension liabilities total approximately $12.0 million and $12.5 million at December 31, 2000 and 2001, respectively. The Company assumes a weighted average annual rate of increase in salaries of 3.0% per annum. The leaving indemnity liability was determined using a weighted average discount rate of 6.0% in 2000 and 2001.

Note 18 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2005. Rent expense was approximately $2.8 million, $2.3 million and $2.3 million for the years ended December 31, 1999, 2000 and 2001, respectively. The Company also leases certain manufacturing equipment under capital leases. Capital lease obligations are not significant as of December 31, 2000 and 2001.

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2001 (in thousands):

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                December 31,
                                                   2001
                                                ------------

2002........................................... $  2,336

2003...........................................    2,286

2004...........................................    1,646

2005...........................................      966

2006...........................................      645

Thereafter.....................................      645
                                                --------
                                                $  8,524
                                                ========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Litigation

From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management it is not possible to reasonably estimate the outcome of current legal proceedings, claims and litigation. However, management believes that the resolution of these matters will not materially affect the Company's financial position.

In March 1998, a competitor filed suit against the Company's US subsidiary alleging patent infringement in connection with the Head Titanium Tennis racket. The case was settled in April 2000 and the accrual for the estimated settlement cost was released.

In July 1996 the European Commission released a decision allowing the contribution received by HTM Sport- und Freizeitgerate AG (HTM) from Austria Tabak (former owner) as restructuring aid that was compatible with the European Union's state aid rules. In that decision, the European Commission imposed capital contribution requirements on HTM. The Commission's decision was appealed by two of HTM's competitors. On October 6, 1999, the Court of First Instance of the European Communities upheld the European Commission's decision. No appeal was filed to the decision of the Court of First Instance within the statutory appeal period.

In connection with the Senior Notes offering in July 1999, $18.8 million was contributed downstream as additional capital to HTM in order to satisfy in full the remainder of the capital contribution requirement imposed by the European Commission.

Note 19 - Accumulated Other Comprehensive Income Balance

The following table shows the components of AOCI:


                                      For the Year Ended December 31, 2001
                            --------------------------------------------------------
                              Foreign      Unrealized                    Accumulated
                             Currency       Gains on       Minimum          Other
                            Translation    Derivative      Pension      Comprehensive
                            Adjustment     Instruments   Liabilities       Income
                            -----------    -----------   -----------    -------------
                                                (in thousands)
Beginning balance.......... $   8,573           0           (60)            8,513
Current-period
changes....................   (15,195)        950            --           (14,245)
                            ---------         ---           ---           -------
Ending balance............. $  (6,622)        950           (60)           (5,732)
                            =========         ===           ===           =======



Note 20 - Shareholders' Equity

The Company is a Naamloze Vennootschap ("N.V."), a limited liability company under Dutch law. The registered capital of a N.V. is in the form of shares which represent negotiable securities. The minimum registered and

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


authorised capital requirement is NLG 500,000 (approximately $0.23 million) and the minimum paid in capital requirement for a N.V. is NLG 100,000 (approximately $0.05 million).

In August 1998, Head Holding Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly-owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis. The number of shares of the Company as of the date of the merger have been retroactively reflected in the financial statements for all periods prior to the merger .

As of February 17, 2000, Head N.V. made a dividend payment in the aggregate amount of (euro)16.1 million ($15.7 million) to its sole shareholder Head Sports Holdings N.V.

In August and September 2000, our shareholders resolved to amend our articles of association at a general meeting of shareholders. Upon this amendment becoming effective on October 3, our ordinary shares were split on a two for one basis and converted to a par value of (euro)0.20 each from NLG 0.01. At December 31, 2000, 99,551,692 and 39,820,677 shares were authorized and issued, respectively.

Pursuant to existing resolutions which were approved in August 2000, the Board of Directors was authorized to buy back 10% of the Company's outstanding share capital over the next fifteen months to support its share price. Between November 12, 2000 and May 21, 2001 the Company purchased 2,041,300 shares in the open market at the prevailing price in the total amount of $10.6 million.

On May 25, 2001, Head N.V. transferred all of the 2,041,300 shares held in Treasury Stock to the Stichting, a trust which holds shares of the Company. The Stichting will use these shares to fulfill the Company's obligations under the Head Tyrolia Mares Group Executive Stock Option Plan 1998. The shares held by the Stichting at December 31, 2001 had an original cost of $10.6 million. The Stichting intends to remit proceeds from the exercise of employee stock options to the Company.

On May 28, 2001, the Board of management was granted the authority to repurchase shares representing up to 10% of the Company's issued share capital over a period of 18 months (until 28 November 2002). No shares have been repurchased under this resolution as of December 31, 2001.

On May 11, 2001, the Company declared a year end 2000 dividend of (euro)0.28 (approximately $0.25) per share, which was paid on June 6, 2001.

Note 21 - Income Taxes

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company's effective tax rate for financial statement purposes.

                                         For the Years Ended December 31,
                                     -------------------------------------
                                        1999         2000          2001
                                     ----------   ----------    ----------
Dutch statutory tax rate.............   35.0%        35.0%         35.0%
Tax rate differential................   31.5         (3.3)         (0.4)
Permanent differences................    0.1          0.4           0.4
Other................................    1.2          1.4          (2.9)
Valuation allowance.................. (261.1)       (41.5)         (4.5)
                                     ----------   ----------    ----------
Effective tax rate................... (193.1)%       (7.9)%        27.6%
                                     ==========   ==========    ==========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Deferred tax assets (liabilities) consist of the following as of December 31, 2000 and 2001 (in thousands):

                                                              December 31,
                                                       -------------------------
                                                          2000          2001
                                                       ----------    ----------
Short-term:

Deferred tax asset:

Tax loss carried forward...............................$   8,631     $    6,827
Inventory reserve......................................    1,229          1,390
Other short-term liabilities...........................    1,404          1,648
Reserve for doubtful accounts..........................    2,096          1,751
                                                       ---------     ----------
        Total Short-term deferred tax assets...........   13,360         11,616

Deferred tax liabilities:

Deferred expenses......................................$ (1,638)         (1,066)
Other short term receivables...........................    (757)             --
Foreign currency exchange differences..................    (149)           (900)
Accrued liabilities....................................     (71)           (152)
                                                       ---------     ----------
        Total Short-term deferred tax liability........  (2,615)         (2,118)

Valuation allowance....................................  (2,453)         (1,411)
                                                       ---------     ----------
        Total Short-term net deferred tax asset........$   8,293     $    8,087
                                                       =========     ==========


The short-term deferred tax asset, net is classified in prepaid expenses.

                                                              December 31,
                                                       ------------------------
                                                          2000          2001
                                                       ----------    ----------
Long-term:

Deferred tax asset:

Tax loss carried forward..............................$  107,231     $   88,042
Other.................................................       461            499
                                                      ----------     ----------
        Total Long-term deferred tax assets...........   107,692         88,541

Deferred tax liabilities:

Fixed assets..........................................$ (11,977)       (10,694)
Other long-term receivables...........................   (2,035)            (6)
Foreign currency exchange differences.................     (157)           (84)
                                                      ----------     ----------
        Total Long-term deferred tax liability          (14,169)       (10,784)

Valuation allowance...................................  (21,355)       (11,553)
                                                      ----------     ----------
        Total Long-term net deferred tax asset........$   72,168     $  66,204
                                                      ==========     =========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The Company has net operating loss carryforwards of approximately $329.5 million and $276.8 million, (both net of restricted portion due to the EC decision) as of December 31, 2000 and 2001, respectively. These net operating losses are available in the following jurisdictions (in thousands):


                                         December 31,
                               ----------------------------
                                   2000            2001
                               -----------     ------------
Austria........................$   275,964     $  246,731
Germany........................      7,376          7,507
Other Europe...................      1,538            152
Japan..........................     17,735          4,700
North America..................     26,862         17,710
                               -----------     ----------
                               $   329,476     $  276,801
                               ===========     ==========


In July 1996 the EC limited the utilization of certain net operating losses (approximately $35.0 million as of December 31, 2001). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

In light of the Company's profitability, the Company released a substantial portion of the valuation allowance in both 1999 and 2000 relating to operating losses. In 1999, the tax benefits were first applied to reduce other non-current intangible assets, resulting from the date of acquisition on January 1, 1996, from $38.7 million to zero. The additional tax benefits were recognized as deferred income tax benefit in the amount of $38.8 million and $3.6 million in the years ended December 31, 1999 and 2000, respectively.

Austria and Germany allow an unlimited carryover of net operating losses, whereas Japan and the United States allow 5 and 15 year carryovers, respectively.

Note 22 - Employee termination and other related costs

The company accrued employee termination and other related costs of $ 0.6 million in the first quarter of 2001. This primarily relates to one employee who held a management position.

Note 23 - Research and Development Expense

The Company incurred research and development expense in the amount of $9.2 million, $9.1 million and $9.5 million for the years ended December 31, 1999, 2000 and 2001, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.

Note 24 - Advertising Expense

The Company incurred advertising costs of $29.7 million, $30.2 million and $35.7 million for the years ended December 31, 1999, 2000 and 2001, respectively. Advertising expenses are included in selling and marketing expense in the accompanying consolidated statement of operations.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 25 - Segment Information

The Company operates in one industry segment, Sporting Goods. The activities related to the operations of London Films Ltd. were reported as "Income (loss) from discontinued operations" for the years ended December 31, 1999 and 2000 and the segment information for 1999 and 2000 has been adjusted to reflect this. The tables below show revenues from external customers and long-lived assets by geographic region (in thousands):

                                             For the Years Ended December 31,
                                       -----------------------------------------
                                          1999          2000             2001
                                       ----------    ----------       ----------

Revenues from External Customers

Austria............................... $   68,042    $   67,419       $   67,753

Italy.................................     73,126        66,866           63,924

Germany...............................     50,642        42,893           41,818

France................................     33,963        30,646           29,077

Japan.................................     23,449        20,809           17,940

Other (Europe)........................     32,605        38,518           39,598

North America.........................    106,929       131,486          131,912
                                       ----------    ----------       ----------
  Total revenues...................... $  388,755    $  398,639       $  392,021
                                       ==========    ==========       ==========


                                              December 31,
                                       ------------------------
                                          2000          2001
                                       ----------    ----------
Long lived assets:

Austria............................... $   18,645    $   17,536

Italy.................................     19,021        18,830

Germany...............................      1,205         1,107

France................................        273           186

Japan.................................      1,619         1,403

Other (Europe)........................      8,163         9,161

North America.........................     12,018        12,505
                                       ----------    ----------
  Total Assets........................ $   60,943    $   60,728
                                       ==========    ==========


Note 26 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $0.6 million, $0.2 million and $1.2 million for the years ended December 31, 1999, 2000 and 2001, respectively.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Mr. Rene C. Jaggi who owns and leads Romika GmbH (see Note 30) is also the current Chairman of the Head N.V. Supervisory Board.

Note 27 - Restructuring Charge

Following the acquisition of Penn the Company decided to restructure its U.S. distribution subsidiary and to move the distribution of its US Racquet Sports division from Columbia, MD to Phoenix, AZ and the distribution of its US Winter Sports division from Columbia to Boston, MA.

The restructuring charge in 1999 includes costs for the closure of the Columbia location.

Note 28 - Gain on sale of Property

In 2000 and 2001, one of the Company's subsidiaries sold a part of the building used in operations for $1.7 million and $1.4 million, respectively, resulting in a gain of $1.2 million in 2000 and $0.9 million in 2001. This gain is included in general and administrative expense in the accompanying consolidated statements of operations.

Note 29 - Equity investment

The Company owned an interest in a distribution company which was accounted for under the equity method of accounting. During 2001, the Company wrote down its investment and note receivable balance and recorded an additional liability associated with the Company's $1.1 million share of the investment's net loss, due to a $0.7 million guarantee provided to the investment. On December 14, 2001, the Company divested the distribution company with no further obligations.

Note 30 - Footwear License

The Company has signed a five year agreement for Romika GmbH to license the Head Performance Footwear brand covering athletic, outdoor and casual shoes and boots. The license period begins January 1, 2002. Most current employees of the Company's footwear division joined Romika GmbH. Revenues arising under this licensing agreement will vary depending on Romika's sales. This agreement also provides for the payment of a minimum license fee to the Company.

Note 31 - Stock Option Plans

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options and amounted to $0.5 million, $1.4 million and $2.0 million for the years ended December 31, 1999, 2000 and 2001, respectively.

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan (the "Plan"). A total of 2,278,394 options are reserved to be granted under the terms of the Plan. The Plan provides for grants of stock options to officers and key employees of Head N.V. and its subsidiaries. The exercise price for all stock options granted under the Plan was fixed at inception of the Plan and increases at the rate of 10% per annum until

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


the options are exercised. Options generally vest over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the plan will not be exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years. As of December 31, 2001, 145,848 shares were available for grant under the Plan.

The weighted average grant-date fair values using the Black-Scholes option pricing model were $5.42 and $8.84 per share for options granted in 1999 and 2000, respectively.

The fair values of options granted during 1999 and 2000 were estimated on the date of grant using the following weighted average assumptions: no dividends; expected volatility of 0% (all options granted prior to IPO); expected terms of
3.6 and 4.0 years, respectively; and risk free interest rates of 5.76% and 6.63%, respectively. The Company has also assumed that all performance targets will be achieved and all options granted will become fully vested.

As of December 31, 2001, the weighted average remaining contractual life of the outstanding stock options is 5.7 years, and no options are exercisable.

                                              Exercise Price Less Than
                                             Grant Date Stock Fair Value
                                         ---------------------------------
                                           Number of      Weighted average
                                           of shares       exercise price
                                         -------------  ------------------


Balance, December 31, 1998...............  1,465,686      $     0.26
Granted..................................    783,620            0.26
                                         -----------      ----------
Balance, December 31, 1999...............  2,249,306            0.26
Granted..................................     29,088            0.26
                                         -----------      ----------
Balance, December 31, 2000 and 2001......  2,278,394      $     0.26
                                         ===========      ==========

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 (the "Plan 2001"). The Plan 2001 provides for grants of stock options to officers and employees of Head N.V. and its subsidiaries. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. In accordance with SFAS No. 123, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. As of December 31, 2001, the weighted-average fair value of the grant was $0.77, which was estimated using the following assumptions: no dividends, expected volatility of 28%, expected term of 5.6 years, and risk-free interest rate of 3.6%.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2001 no shares were available for grant under the Plan 2001.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                              Exercise Price Greater Than
                                              Grant Date Stock Fair Value
                                       -----------------------------------------
                                         Number of           Weighted average
                                         of shares            exercise price
                                       -------------       ---------------------

Balance, December 31, 2000.............          0         $        --
Granted................................  3,982,068                4.31
                                       -----------         ---------------------
Balance, December 31, 2001.............  3,982,068         $      4.31
                                       ===========         =====================

As of December 31, 2001, the weighted average remaining contractual life of the outstanding stock options is 9.8 years, and 1,551,480 options are exercisable under the Plan 2001.

                                 EXHIBIT INDEX




Description                                                         Sequentially
                                                                        numbered
                                                                            page

1.1     Memorandum and Articles of Association of the Company
        (previously filed with Form F-1 on September 27, 2000).........
2.1     Indenture between Head Holding Unternehmensbeteiligung
        GmbH and Bank of New York dated July 15, 1999 (previously
        filed with Head Holding Unternehmensbeteiligung GmbH Form
        F-4 on September 10, 1999).....................................
4.1 Loan Agreement between Head USA, Inc., Mares America Corporation, Penn Racquet Sport, Inc. and Fleet Capital Corporation as Agent dated April 5, 2000 (previously filed with Form F-1 on September
        27,2000).......................................................
6. A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 2 to the
        Financial Statements)..........................................
8. A list of the Company's significant subsidiaries, indicating their country of incorporation and the names under which they do business.......................................................

                                                                     EXHIBIT 8.


Significant Subsidiary                              Country of             Name under which significant subsidiary does
                                                    Incorporation                            business

Head Holding Unternehmensbeteiligung GmbH           Austria             Head Holding Unternehmensbeteiligung GmbH
HTM Sport-und Freizeitgerate AG                     Austria             HTM, Tyrolia
Head Sport AG                                       Austria             Head Sport AG
Head Tyrolia GmbH                                   Austria             Head Tyrolia GmbH
Head Tyrolia Sports Canada Inc.                     Canada              Head Tyrolia Sports Canada Inc.
Head Sport s.r.o.                                   Czech Republic      Head Sport s.r.o.
OU HTM Sport Eesti Inc.                             Estonia             HTM Sport Estonia Inc.
Head Tyrolia Sports S.A.                            France              Head Tyrolia Sports S.A.
HTM Deutschland GmbH                                Germany             HTM Deutschland GmbH
Head UK Ltd.                                        Great Britain       Head UK
Penn Racquet Sports Co.                             Ireland             Penn Racquet Sports Co.
HTM Sport S.p.A.                                    Italy               Mares, HTM Sport
HTM Sport Japan KK                                  Japan               HTM Sports Japan KK
HTM Head Tyrolia Mares Iberica S.L.                 Spain               HTM Head Tyrolia Mares Iberica S.L.
HTM Sports Corp.                                    Switzerland         HTM Sports Corp.
HTM USA Holdings Inc.                               USA                 HTM USA Holdings Inc.
Head USA Inc.                                       USA                 Head  Penn  Racquet  Sports,  Head  Tyrolia  Winter
                                                                        Sports
Mares America Corp.                                 USA                 Mares America Corp.
Dacor Corp.                                         USA                 Dacor Corp.
Penn Racquet Sports Inc.                            USA                 Penn Racquet Sports Inc.


 RECONCILIATION BETWEEN HEAD N.V. AND HEAD HOLDING UNTERNEHMENSBETEILIGUNG GMBH

Financial Statements

Head Holding is the immediate subsidiary of Head N.V. As required under the terms of the 10 3/4 Senior Notes due 2006, Head Holding must report financial reports on a quarterly and annual basis. The following tables show the difference in net income and shareholders' equity between Head N.V. and Head Holding.

The reconciliation and the effect of the restatement is as follows:

                                             For the Years Ended December 31,
                                       -----------------------------------------
                                          1999          2000             2001
                                       ----------    ----------       ----------
                                                      (in thousands)

Net income

Head Holding.........................  $  54,413    $ 27,506          $  11,439

Reconciliation to Head NV:

  Interest expense on
  shareholders loan..................         --         949                657

  Operating expenses.................        (11)       (680)            (2,907)

  Foreign exchange gain..............         --         (78)               135

  Interest income....................         --          85                100
                                       ---------    ---------        ----------
Head NV..............................  $  54,402    $ 27,782         $    9,424
                                       =========    =========        ==========


                                                          December 31,
                                                          ------------
                                                      2000           2001
                                                      ----           ----
                                                         (in thousands)
Shareholders' Equity

Head Holding...................................... $ 156, 862     $ 213,049

Reconciliation to Head NV:

  Shareholders loan...............................    67,781             --

  Common stock and additional paid in capital,
  net of treasury stock...........................     1,836         (1,458)

  Retained earnings...............................      (375)          (922)

  Dividend paid...................................        --          1,021

  Other...........................................     3,883            669
                                                   ---------      ---------
Head NV........................................... $ 229,987      $ 212,359
                                                   =========      =========


The difference in income of the Head N.V.group compared to the Head Holding group results from Head N.V.'s administration costs. In addition, Head N.V. generated interest income from the shareholders' loan granted to the Head Holding group. Since June 2000, Head N.V. has also managed the distribution of the group's products in the Netherlands.

In the Shareholders' Equity reconciliation, dividend paid represents the excess of dividend paid to Head N.V. by Head Holding, offset by Head N.V.'s dividend to its shareholders.